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Reaching Out
Annual Report 2006


I am a faithful reader of South China Morning Post. It is by far my favorite newspaper and I read many in a day. I like the professionalism, internationalism and the local content, which together provides a very interesting package.
ALLAN ZEMAN
CHAIRMAN
LAN KWAI FONG HOLDINGS
SCMP Reader

When affluent and influential readers want the most reliable


SCMP offers us a reliable medium to learn about people and issues. During the 21st century, our lives are inevitably linked with things that happen in the farthest corners of the globe. To maintain a sensitivity towards the ordeal of our fellow global citizens, I hope SCMP will continue with its good work and reportage of humanitarian and health issues.
PROF. EMILY Y. CHAN
BOARD MEMBER,
MSF-HONG KONG/MSF-OPERATIONAL CENTRE
BRUSSELS
SCMP Reader

SCMP Reaches Out to Hong Kong

“The South China Morning Post has long been one of the leading news sources in Hong Kong and the region. Objective and insightful in its local reporting, it also unravels the complexities of this fast-changing region through its national and international coverage. To get the full picture of today’s Hong Kong, there’s no better place to begin than the Post.”



THE HON MRS SELINA CHOW GBS OBE JP

SCMP Reader

Table of Contents



Cover Legend



Top left to right:
Andrea Zavadszky, *Special Reports Editor*
Hillman Lam, *Sales Executive – Display Advertising*
Yvonne Yeung, *Account Manager – Classified Advertising*
Michael Logan, *Multimedia Editor*
Ellen Wong, *Senior Sales Executive – Display Advertising*
Peter Dedi, *SCMP.com Editor*
May Ng, *Business Marketing Manager*
CK Lau, *Editor*

Financial Highlights

(HK$ millions, unless stated otherwise)	**2006**	**2005**
Revenue	1,213.2	1,120.4
Total operating expenses	835.6	833.1
Operating profit from principal activities	377.6	287.3
Profit attributable to shareholders	338.6	246.4
Earnings per share (HK cents)	21.7	15.8
Dividend per share (HK cents)	19.0	15.0
Dividend payout ratio	88%	95%
No. of shares outstanding	1,560,945,596	1,560,945,596
Property, plant & equipment	567.0	623.0
Investment properties	773.8	733.0
Available-for-sale financial assets	208.5	147.8
Cash and bank balances	255.3	181.4
Bank loans and overdraft	31.9	75.6
Net current assets	313.8	201.1
Net assets	1,882.8	1,720.5
Return on invested capital	17%	13%
Gearing	-	-

Corporate Profile

SCMP Group Limited (SEHK: 583) is the holding company of South China Morning Post Publishers Limited and other subsidiaries engaged mainly in newspaper and magazine publishing. *South China Morning Post*, the flagship publication, is the leading English language newspaper in Hong Kong with a circulation of over 100,000. SCMP Group publishes Chinese language editions of *Cosmopolitan, Harper's Bazaar, CosmoGirl!, Automobile* and *Maxim*.

Corporate Calendar

Q1

SCMP and the Hong Kong Institute of Human Resource Management hold a conference on **Human Capital in Greater China: Managing the Next Wave**

SCMP launches a series of teachers' seminars attended by over 300 secondary school teachers to promote the use of the newspaper in education


USING
LEAR

SCMP and Standard & Poor's present the 15th **Fund Manager of the Year Awards** in recognition of top performing funds and their managers

The **www.scmpgroup.com** website is revamped to provide better information to stakeholders

Classified Post and *Jiu Jik* collect over 2,000 new registrants at the largest stand at the **Education and Career Expo**

Classified Post launches a high impact brand campaign on TVB Jade and Pearl

Jiu Jik launches a large-scale MTR promotion campaign

Jiu Jik organises the **Start Your Successful Career** seminar and receives over 600 registrations

Q2

The SCMP-HKU-Citigroup **Business and Economic Policy Seminar Series** present three events to over 500 delegates

SCMP and Hewitt Associates hold an HR conference on **Building Leaders for Greater China** attended by over 200 delegates

SCMP holds the 32nd annual **Student of the Year Award** with the Secretary for Education and Manpower as head of the panel of judges

Classified Post organises **From Good to Great** readers' seminar with speakers from the banking, tourism and human resources industries


A Classified Post Careers Seminar
FROM GOOD TO GREAT
Top business leaders tell you how to take your career to the next level.

Jiu Jik conducts an industry-focused readers' seminar entitled **Working in the Three Hottest Industries**

SCMP launches opinion leader surveys on public policy issues, holds business leader briefings and prepares white papers on survey results

Q3

SCMP Book Publishing achieves record sales as a major exhibitor at the Hong Kong Book Fair

SCMP and the American Chamber of Commerce organise the **Women of Influence Awards**

Jiu Jik's giant tram shelter campaign in Causeway Bay attracts young and dynamic jobseekers


EWSPAPER DIVISION OF SCMP GROUP
jiu jik
South China Morning Post

SCMP and the Hong Kong Institute of Human Resource Management launch the **People Management Awards** recognising outstanding HR projects

SCMP.com launches its first SMS promotion and secures the first podcast sponsorship

Q4

classifiedpost.com and SCMP.com conclude a joint exercise which results in a central database of over 580,000 accounts

SCMP Book Publishing and Cathay Pacific publish **A Taste of Home**, a bilingual cookbook to celebrate the airline's 60th anniversary

SCMP and the Hong Kong Management Association organise the **Best Annual Report Awards**

Cosmopolitan organises the 6th annual **Best of the Best Beauty Awards**

CosmoGirl! launches **Project CG!**, an inter-varsity competition where contestants gain work experience

Operation Santa Claus charity raises a record $16 million for 27 charities



Porsche aims for 31pc stake in Volkswagen
Cars B17

World

The smart money is on for a boom in the mainland
Tom Holland B2

Comment

Hang Seng Index: change on the week

Blue-chip ... week: China Resources

Snapshot

MARKETS Baht hits 9-year high B20

Business

www.scmp.com.biz

SOUTH CHINA MORNING POST MONDAY, MARCH 26, 2007

Firm sells more coal but lower sale prices affect margins

Shenhua fall[s] … record 17.5b [y…]

Cofco aim[…]

Eric Ng

China Shenhua Energy, the world's second-largest coal producer by sales volume, posted an 11.8 per cent rise in net profit to a record 17.46 billion yuan for last year, although it was below market expectation due to lower than expected coal sale prices.

The profit is 7.2 per cent lower than the 18.83 billion yuan mean forecast of 21 analysts polled by Thomson First Call and 5.4 per cent below the 18.45 billion yuan forecast of the same number of analysts in a Bloomberg survey.

Second-half net profit grew 13 per cent year on year to 8.85 billion yuan, outpacing a 10.4 per cent increase in the …

Black power



Life

How filmmakers are helping NGOs broadcast their message **Feature C5**

Precious metallic: five great silver handbags **Style C7**



TALKBAC[K]

City

SOUTH CHINA MORNING POST MONDAY, MARCH 26, 2007

Spotlight on jewellery retailers shows up flaws

The glare out there





Wrecking or renovating?

Battle lines are drawn over HK's pace of urban renewal

Behind the News A18


Diving (

South China Morning P[ost]

PUBLISHED SINCE 1903 | VOLUME LXII | NO. 83
Monday, March 26, 2007 南華早報 see live updates at www.sc[mp.com]

Chief executive secures better-than-expected vote; pledges to strive for univer[sal …]


可免費泊車
太古
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我會做好
呢份

Tsang promi[ses] to govern fo[r …]

Jimmy Cheung and Denise Hung

Donald Tsang Yam-kuen yesterday pledged a government of consensus in his second term after securing an expected victory in the chief executive poll with 649 votes.

As the result was announced, Mr Tsang, 62, choked back tears, while supporters cheered and opponents chanted slogans calling for universal suffrage.

Mr Tsang received eight votes more than the nominations he received from the 795-member Election Committee. His challenger, Alan Leong Kah-kit of the Civic Party, received 123 votes, nine fewer than the nominations he received to force the first contested chief executive election since the handover – and first to have a pan-democrat challenger.

"The third SAR government, under my leadership, will be a govern-… barely three hours, brought together tycoons, professionals, unionists and lawmakers at the AsiaWorld-Expo at Chek Lap Kok to return Hong Kong's leader for the 2007-12 term.

Most of Mr Tsang's support came from government supporters and Beijing loyalists. His victory was a foregone conclusion but the 11 blank votes cast was taken as a barometer of dissatisfaction with the ex-civil servant. Another five votes were invalid and one was unused. The number of blank ballots fell within the estimates of Mr Tsang's campaign team.

Mr Tsang described the voting outcome as "not bad".

He said his campaign was to forge social consensus rather than fuel class struggle. "Let us resolve to put aside our differences and work together for our tomorrow," he said.

Mr Leong also claimed success, saying the election had brought about a fundamental change that …

Landslide victory

The vote

Number of eligible voters*:

Number who voted:

▶ Donald Tsang
▶ Alan Leong


123

Invalid votes:

Ballot papers unused:

At the nomination s[tage]

Donald Tsang 641

Chairman's Statement

I am pleased to report a strong set of operating results for 2006. The Group produced an operating profit from principal activities of HK$377.6 million, an improvement of 31% over 2005. This improvement came about mainly due to the strong growth in notices and display advertising as well as efforts by management to control costs.

During the year, the Editorial Division scored many successes, receiving over 30 awards and citations in recognition of their initiatives. Our congratulations and thanks go to all of them for their excellent work.

Circulation and subscription figures for both print and online products remain stable and the quality of our readership demographic remains very strong.

The results of our Classified and Display Advertising teams' effort can be seen in the daily newspaper as well as in the financial performance. We have engaged with our clients and they have responded positively.

During the year, *SCMP* sponsored 18 major events to strengthen the *SCMP* brand and broaden our coverage and exposure across the community. As one example, this year's Operation Santa Claus fund raising campaign organised with RTHK raised over $16 million for 27 charities.

Our Magazine Division had a good year with particularly strong performance from the *Cosmopolitan* and *Harper's Bazaar* titles, published in conjunction with Hearst Corporation.

A Look Ahead

In 2007, we will continue to build our online capabilities without compromising or weakening our focus on print products. We will look for the right opportunities to dispose of non-core assets and activities as well as search for any investment opportunity that can strengthen or leverage our core publishing business.

The Group does not foresee any large funding requirement in the short-term and will continue to return cash to shareholders on a regular basis from profits and through the sale of non-core assets.

2007 will be a challenging year for the Group, but will bring opportunities which I am confident the SCMP management and staff will be ready to explore.

A Show of Appreciation

Mr. Robert Ng Chee Siong has decided not to seek re-election as a Non-executive Director at the forthcoming shareholders annual meeting. I would like to extend my thanks to him for his valuable contributions and support during his tenure with SCMP.

I would also like to take this opportunity to thank my fellow Board members for their support and counsel as well as the management and staff of the Group for their hard work and excellent achievements.

Kuok Khoon Ean
Executive Chairman


Week
保護

Management Report

The SCMP Group Limited (Group) delivered a solid financial performance for the fiscal year ended 31 December 2006. *South China Morning Post (SCMP)*, the Group's flagship publication and main contributor to revenues and profit, achieved revenue growth in a competitive market. The focus throughout the year was to strengthen the core publishing business to create shareholder value.

Hong Kong reported GDP growth of 6.8% in 2006, down slightly from 7.5% in 2005. A strong economy produced a 7.3% growth in ad spend in all media (based on gross rates) for a total of $49 billion. The market share of the newspaper industry was 33% of that total, second only to television at 39%. New media had less than a 3% share of the Hong Kong advertising market.

Economic expansion and a corresponding rise in ad spend produced significant growth in display advertising and maintained recruitment advertising at 2005 levels. A record breaking year in mainland IPOs on the Hong Kong Stock Exchange fuelled a rise in notices advertising.

Five Years of Growth

(HK$ millions)


Net Profit
$339m
2002
2003
2004
2005
2006


Operating Profit from Principal Activities
$378m
2002
2003
2004
2005
2006

Financial Review

The Group announced a 37% rise in profit attributable to shareholders for the financial year ended 31 December 2006, the highest level in six years.

Group revenue rose 8% to $1.2 billion, compared to $1.1 billion in 2005. Net profit attributable to shareholders reached $338.6 million, compared with $246.4 million in 2005.

Revenues


3% Others
12% Magazine & book publishing
85% Newspaper publishing

Operating Profit From Principal Activities


3% Others
6% Magazine & book publishing
91% Newspaper publishing

Cost Structure


4% A&P
5% Rent & utilities
11% Newsprint
12% Other production costs
19% Other opex
49% Staff costs

Increases in staff, production, rental and utilities expenses were offset by savings in other operating expenses and lower depreciation. Production costs rose 5% as a result of newsprint cost, while newsprint consumption fell 2% due to the efficiency of new printing presses and better control of ad ratios. Rental and utilities rose 14% as a result of lease renewals, rates and utility expenses of vacant properties for lease and construction of billboards.

Publishing revenues grew 9% and accounted for 97% of revenue. Newspaper circulation was stable in the first half and dropped 2% in the second half. Display advertising rose 10%. Classified advertising grew 13% of which recruitment revenue increased 1% despite a much larger drop in positions advertised in recruitment publications, and notices revenue increased 42%.

The Magazine Division posted an 83% increase in net profit as a result of the strong performance of *Cosmopolitan* and *Harper's Bazaar* and cost cutting at unprofitable titles.

Non-publishing businesses made a positive contribution except for Video and Film Post-production. Rental income from investment properties increased due to contribution from billboards. The operating profit from investment properties of $52.7 million includes a revaluation surplus of $40.1 million compared with $50.4 million in 2005.

The operating loss of $16.5 million in Video and Film Post-production includes a provision for asset impairment of $12.5 million relating to the Guangzhou operation. The Hong Kong operation became profitable following a restructuring in 2005. Finally, net profit for Music Publishing rose 29% with the release of new DVDs & VCDs and improved royalty income.

Operational Overview

This year was a challenging one on the operational front for the Group. The print media industry faced intense competition. The free Chinese dailies once again cut into paid newspaper circulation (although *SCMP* was not affected), some women's titles engaged in a cover price war and new media becomes increasingly popular especially among young adults.

Last year's results were made possible by the strategic direction we have taken the past few years to focus on our publishing business and optimize it. Editorial changes were made to enhance China and business news coverage. We reinfored our premium readership and retooled and sharpened our sales strategy.

On the advertising front, classified advertising produced a strong performance, supported by a rise in notices due to listings by mainland companies on the Hong Kong Stock Exchange. Display advertising posted strong gains. Magazine profitability rose solidly despite a saturated market.

SCMP.com celebrated its tenth anniversary in 2006, a year spent on the design and development of a new multimedia website. The results of this investment will be seen in 2007 when the site is relaunched.

Corporate Social Responsibility (CSR)

During the year, the Group stepped up CSR efforts. The initiatives are described in more detail in the CSR section of this report.

Internal Developments

The Group improved internal communications this year. To this end the quarterly company newsletter was enhanced and a series of "town hall" meetings were held. These town hall meetings were well received by staff and the program is to be expanded.

Outlook

In 2007, the Hong Kong economy is expected to grow, but at a more moderate pace than last year. The government forecasts GDP growth at 4.5% to 5%. This favorable economic environment should benefit the publishing business, which derives revenues primarily from advertising.

Circulation is expected to be stable, although it is declining for the industry as a whole. Display advertising should outperform the market due to the attractiveness of the readership profile of the newspaper and magazine titles. The editorial coverage of the newspaper will be strengthened with a focus on China and business coverage. The revamp of websites and launch of new products will further enhance digital capabilities and advertising opportunities.

There are significant risks to ongoing business growth. The Hong Kong Stock Exchange is phasing out the requirement for listed companies to publish announcements in newspapers in mid-2007. The volatile nature of revenue from IPOs, which was a major growth driver in 2006, is outside the control of management. The online trend in recruitment advertising will continue to have an effect on print recruitment advertising.

The focus in 2007 and beyond is to build on the strengths of the core publishing business. There is still much that can be done to generate reliable profits and cash flow. In addition, the prudent development of new multimedia products and business models are the future growth drivers.

A Final Word

As can be seen throughout this Management Report, SCMP has not rested on its laurels. Everyone has pressed forward in 2006 and this activity will carry into 2007. Clearly, the Group faces a changing and competitive environment. The Group intends to address these challenges and a strategic plan is in place to deliver results for both the traditional and new media businesses.

SCMP appreciates the loyalty of its shareholders and looks forward to delivering another solid year of performance.

Nancy Valiente

Chief Financial Officer
SCMP Group Limited

Managing Director
South China Morning Post Publishers Limited

Reaching Out to Government

During 2006, *SCMP* embarked on one of its most ambitious community engagement programs ever – the Business Leadership Briefings. This initiative beat out a field of Asia's leading newspapers for a "high commendation" by the Pacific Area Newspaper Publishers' Association (PANPA).

From May 2006 to April 2007, *SCMP* and pollster Taylor Nelson Sofres (TNS) conducted opinion leader polls on issues ranging from tax reform to budget expectations and covert surveillance. The aim was to provide a research-based focus on socio-economic issues to stimulate discussion between business, government, media and academia to generate meaningful policy recommendations. The poll results were incorporated in a series of articles, think pieces and op-ed columns published in *SCMP*.

Three subjects – "Hong Kong's Competitiveness", "Expectations of the Chief Executive's Policy Address" and "Hong Kong's Education System" – were picked for additional debates participated in by business and government leaders. Based on these discussions, White Papers were presented to the government in the spirit of constructive engagement.



Jack Maisano (left), Allen Lee (top right) and Anthony Cheung (bottom right) led the panel of judges

Policy Address

In the run-up to Chief Executive Donald Tsang Yam-Kuen's second policy address in October 2006, *SCMP* submitted a White Paper to the government entitled "Expectations of the Chief Executive's Policy Address". The White Paper was based on a reader survey conducted in July 2006 and a panel discussion held in September 2006.

The expectations for the policy address were high. Nearly 750 decision-makers and opinion leaders polled strongly favored a focus on economic development and environmental issues. Almost two-thirds of those polled called for urgent action to improve the environment and placed a high priority on alleviating poverty as well as health care system reform.

Generally, respondents were "pleased" with the Chief Executive's work on economic development and the handling of mainland China relations. Although half (52%) endorsed a new term for the Chief Executive, his rating on electoral reform and the environment were considered to be "poor" and "very poor", respectively. Overall, the Chief Executive was given a mean score of 5.4 out of 10 for the work done by his administration.

The debate on the Chief Executive's address was led by a panel composed of Anthony Cheung, Member of the Executive Council of the HKSAR, Allen Lee, Chairman of Pacific Dimensions Consultants, and Jack Maisano, President of the American Chamber of Commerce. The Chief Executive noted that he "respected" the opinion of the SCMP/TNS poll and priority issues voiced by the opinion leaders were dealt with in his address.

Q: How do you rate the HKSAR government's performance during the past year as a whole?



	Yes	No	No Comment
Provided a vision for Hong Kong's development	40%	39%	21%
Identified Hong Kong's most pressing problems of the day	26%	56%	18%
Offered solutions to Hong Kong's most pressing problems of the day	21%	66%	13%

Q: What is your rating of the performance of Chief Executive Donald Tsang in the following respects?



	1-3	4-5	6-7	8-10
As an administrator	11%	29%	40%	21%
As a middle man between the HKSAR and the central authorities	11%	32%	35%	22%
As leader of the HKSAR	12%	32%	37%	19%
As a politician	18%	37%	31%	13%

On a scale of 1 (very poor) to 10 (excellent)

Reaching Out to Business

Hong Kong is proud of its rank as one of the world's most competitive urban centers. No subject touches the business community and the public more than the issue of Hong Kong's competitiveness as an economic center and the sustainability of its self-proclaimed status as a "world city".

As a leading metropolitan center in China, Hong Kong's competitiveness springs from its institutions: rule of law, free flow of information, light-handed government and low tax regime. These pillars form the bedrock of a business friendly climate that allows entrepreneurs and big business to thrive thus creating one of the wealthiest societies in Asia, a true measure of success.

There is concern, however, that Hong Kong's competitive advantage as an international commerce and financial hub is being eroded. In part, this is due to an escalation of property prices, high rents and environmental issues that hurt the quality of life and drive away talent. These are some of the issues responsible for Hong Kong's lower ranking in a number of surveys on international competitiveness.



Hong Kong strives to be a competitive world city

Some 40% of poll respondents felt Shanghai will overtake Hong Kong in terms of overall competitiveness within five years. While 69% and 57% believe Hong Kong is more competitive than Beijing and Shanghai today, this ratio drops to 47% and 33% in five years. On the other side of the debate, many business leaders believe Hong Kong's advantages are too well-established for the Mainland cities to match.

When asked how Hong Kong can remain competitive, the vast majority of respondents pointed to enhanced global links and promotion of its status as an international financial center. Still, 90% of respondents call for Hong Kong to address environmental issues and reign in air pollution problems in the Pearl River Delta as soon as possible. Finally, Hong Kong's ability to maintain its position as a leading aviation hub and port facility against mainland competition is cited as another key challenge.

Poll Results

The SCMP/TNS poll highlighted an "inadequately educated work force" as a major issue affecting competitiveness. This was closely followed by "political instability" and an "inefficient government bureaucracy". Business leaders pointed to Hong Kong's thriving capital market, financial services industry and proximity to the mainland as key factors in the future development of the competitive framework.

Panelists for the June 2006 discussion included Yvonne Choi, Permanent Secretary of the Commerce, Industry and Technology Bureau of the HKSAR, The Hon Selina Chow and David Eldon, Chairman of the Hong Kong General Chamber of Commerce. The conclusion from this group: a unified long-term vision that embraces active and constructive dialogue between the public and private sector is needed to pave the way for Hong Kong's future competitiveness.

Q: How do you rate Hong Kong's competitiveness as a place to do business compared to:



Beijing today versus 5 years from now


Beijing in 5 years
22%
29%
39%
8%
Beijing today
11%
18%
51%
18%



Shanghai today versus 5 years from now


Shanghai in 5 years
6%
33%
28%
29%
4%
Shanghai today
18%
24%
48%
9%



Singapore today versus 5 years from now


Singapore in 5 years
29%
40%
25%
5%
Singapore today
22%
44%
27%
6%

HK is much less competitive | HK is slightly less competitive | HK is as competitive | HK is slightly more competitive | HK is much more competitive

Reaching Out to Society

The future of Hong Kong is its children. In an effort to reach out to the people of Hong Kong, *SCMP* held a third Business Leadership Briefing on "Hong Kong's Education System". Judging from the strong views expressed in the survey and briefing that followed, the education system in Hong Kong is seen as vital to its future and much remains to be done to meet the requirements and expectations of parents and the business community.

Hong Kong's education system has undergone tremendous changes over the years to raise the quality of education. Yet the reforms have seemingly not had the desired effect in addressing criticisms that the system has failed to nurture excellence. Since the Hong Kong handover to China in 1997, the perception that the education system has lost its edge has intensified.



Heather Du Quesnay, Chief Executive of the English Schools Foundation at the panel discussion

Poll Results

Business leaders rated the administration's performance in providing quality education 4.3 out of 10. Overall, the English Schools Foundation and international schools were rated better in every category except Putonghua. Some two-thirds considered the decision to promote Chinese as the medium of instruction in secondary schools as the least successful of the education reforms and noted that this effort failed to improve quality.

Business leaders did not mince words when discussing the level of education at the university level. The vast majority of respondents believed that graduates from local universities lacked vital skills and compared poorly with counterparts studying overseas. Less than 20% believed that Hong Kong graduates possessed "sufficient and relevant skills" across a range of categories, and respondents rated graduates from North America and Europe as superior in terms of overall attitude.

Although graduates were given adequate marks for numerical skills, they fell short in a number of areas. Poor numbers were racked up in such areas as analytical thinking, international understanding, Putonghua skills, interpersonal and leadership abilities as well as English skills. The result, according to respondents, is that the educational system is not equipped to back the needs of a highly specialized and sophisticated service economy.

The SCMP briefing on education included panelists Cheung Kwok-wah, Assistant Professor at the Faculty of Education at the University of Hong Kong, Heather Du Quesnay, Chief Executive of the English Schools Foundation, Chris Wardlaw, Deputy Secretary for Education & Manpower, and Joanna Yu, the winner of *SCMP* Student of the Year 2006. The central focus of the panel discussion was on reducing exam-related pressure and providing the necessary language skills for students to work in an international city.

Q: How do you rate the overall performance of Hong Kong's university graduates compared with university graduates from other countries?




Europe
13%
50%
27%
9%
North America
14%
46%
29%
10%
Australia
4%
40%
39%
16%
Mainland China
35%
27%
29%
7%
Asia
20%
45%
30%
4%
Other countries' university graduates are much better
Other countries' university graduates are better
Similar
HK university graduates are better
HK university graduates are much better

Q: Under the current education system, how do you rate the pressure facing students at different levels?




University
16%
62%
20%
Secondary
63%
35%
Primary
41%
54%
5%
Kindergarten
17%
45%
37%
No comment
Too much pressure
Some pressure but acceptable
No pressure

Industry Awards

Over the years, *SCMP* has held a number of awards to highlight excellence in the business community. The awards aim to enhance Hong Kong's standing as an international center for business, finance and professional services.

SCMP awards in 2006 included: Fund Manager of the Year, Student of the Year, Financial Planner of the Year, Hong Kong Business Awards and Style Awards. Co-branded awards included Best Employers (Hewitt), Women of Influence (American Chamber of Commerce) and the Best Annual Reports (Hong Kong Management Association).

Business Person of the Year

Established by *SCMP* and DHL in 1990, the Hong Kong Business Awards are among the most prestigious awards in Hong Kong. The event acknowledges contributions made by individuals and companies towards the economic vitality and international status of Hong Kong while encouraging entrepreneurial spirit and management excellence.

There are four award categories for individuals: Business Person, Executive, Owner-Operator and Young Entrepreneur. There are two awards for companies: International and Enterprise. A Lifetime Achievement Award is given at the discretion of the judges.

Sir David Li Kwok-po, Chairman and CEO of Bank of East Asia, won Business Person of the Year. Li oversees Hong Kong's largest independent bank. Under his leadership the bank achieved record results and built an extensive network in China. Li has played an important role in public service as a member of the Legislative Council and Executive Council.

Sir CK Chow, CEO of MTR Corporation, won the Executive Award while Paul Cheung Kwok Wing, Chairman and Co-founder of Kingboard Chemical, won the Owner-Operator Award. BALtrans Holdings clinched the International Award while Regina Miracle International took the Enterprise Award.

The judging panel was chaired by Professor Yue-Chim Richard Wong, Deputy Vice-Chancellor and Professor of Economics at University of Hong



Sir David Li,
Bank of East Asia



Paul Cheung,
Kingboard Chemical



Sir CK Chow,
MTR Corporation


South China Morning

Fidelity took the top prize in all three major categories at the Fund Manager of the Year awards

Kong, and included the Hong Kong General Chamber of Commerce, DHL Express, *SCMP*, Junior Chamber International Hong Kong, Chinese General Chamber of Commerce, Hong Kong Exchanges & Clearing, Hong Kong Trade Development Council and HSBC. The panel also included the previous year's winners: KS Lo of Great Eagle, Alfred WK Chan of Hong Kong and China Gas, Chow Yei Ching of Chevalier International, Albert Wong of Eastern Worldwide, Martin So of AS Watson Group and Cheah Cheng Hye of Value Partners.

Fund Manager of the Year

The Fund Manager of the Year Awards acknowledge the top performing funds and their managers, covering different markets and all asset classes. The 2006 awards were organized by *SCMP* in association with Standard & Poor's Fund Services and sponsored by American International Assurance (AIA).

The top level awards evaluate the overall performance of fund management groups. Fidelity Investments Management took honors for the 3-year, 5-year and 10-year categories. This is the first time a single fund management house has won all three top awards in the 15-year history of the event.

70 winners were recognized from a pool of 1,950 retail market-oriented funds. Frederick Ma, Secretary for Financial Services and the Treasury, was the guest of honor at the ceremony and presented award certificates.

The Fund Manager of the Year is assessed using a methodology known as Relative Risk-Adjusted Ratio. This calculation evaluates the performance of a fund and the consistency of that performance relative to other funds in its peer group sector. This methodology is used for all investment funds awards S&P conducts around the globe.

Financial Planner of the Year

The Institute of Financial Planners of Hong Kong (IFPHK) and *SCMP* hosted the SCMP/IFPHK Financial Planner Awards 2006 last April. The event recognizes financial planners who demonstrate professional knowledge and acumen in personal financial planning.

The awards are open to individual financial planners from the banking, insurance and the financial advisory industries. Applicants submit a client's financial plan endorsed by the client and the fund manager. The winners are selected by distinguished judges following three rounds of rigorous written and oral presentations.

The Overall Winner and Industry Trophy Winner for Independent Financial Advisory was Rainbow Pan, Senior Vice President of ipac Financial Planning. Chan Ka Hing, Senior Business Manager of Prudential Assurance, was the Industry Trophy Winner for Insurance. Chu Chun Tin, Financial Planning Manager for HSBC, took the Industry Trophy Winner for Banking.

Awards were presented at a ceremony attended by 300 guests and Frederick Ma, Secretary for Financial Services and the Treasury. TVB, a media partner, broadcast a 20-minute program on the event on its financial channel.



Rainbow Pan, Overall Winner and Industry Trophy Winner for Independent Financial Advisory

Rigorous assessment criteria included presentation and communication skills, the evaluation of a client's situation and making appropriate recommendations. Alexa Lam, Executive Director of the Securities and Futures Commission, appeared as the guest speaker at a well-attended presentation ceremony in November.

Student of the Year

Last year marked the 32nd Student of the Year Awards. Widely recognized by schools, teachers and education authorities as one of the most important events in the school calendar, the program honors students for academic performance, accomplishments and community contributions.

There are eight categories: Musician, Sportsperson, Linguist, Computer Scientist, Dancer, Artist, Best Improvement and Student of the Year. Following local competitions judged by experts along with representatives from the Education and Manpower Bureau, the finals were held at City Hall in June 2006.



Joanna Yu , Student of the Year

Professor Arthur Li, Secretary for Education and Manpower, was the Chief Judge. Finalists competed in a 30-minute debate and were rated for ideas and eloquence as well as listening and social skills. The winner, Joanna Yu Tsun-yan of St Paul's Co-education College, scored 8 A's in the HKCEE. Joanna plans to study Global Business at the Chinese University of Hong Kong through an early admission scheme.



Entrepreneur of the Year: Fredy Bush, CEO of Xinhua Finance

Women of Influence: Vision, Strategy, Leadership

The American Chamber of Commerce and *SCMP* organized the Women of Influence Awards in October 2006.

The awards honored three women for personal and professional achievement and one company for promoting equality in the workplace. It also highlighted programs to encourage men and women to strive for balance at work and with the family.

The Entrepreneur of the Year was presented to Fredy Bush, CEO of Xinhua Finance. Professional of the Year went to Viveca Chan, Founder of WE Worldwide Partners and Young Achiever of the Year went to Jing Ulrich, Managing Director and Chairman of China Equities at JP Morgan Securities. The Best Company award went to FedEx Express.

Community Relations

SCMP supports initiatives which make Hong Kong a better place in which to live and work. Community programs focus on the environment, education, culture and charitable causes. For example, *SCMP* worked with the Business Environment Council to promote the EnviroSeries and EcoProduct Awards.

On the education front, *SCMP* was involved in a number of teacher seminars in conjunction with the Chinese University. It also supported the Annual Conference of the Continuing Professional Development Alliance, and the annual Arts, Dance and Literary Festivals.

Operation Santa Claus

Operation Santa Claus (OSC), co-sponsored with Radio Television Hong Kong (RTHK), is the best example of reaching out to the community. In 2006, OSC raised a record breaking $16 million from individuals, corporations and schools for 27 charities.

OSC focused on five areas: mental and physical disabilities, children and youth, the elderly, AIDS/HIV and medical issues. *SCMP* ran daily feature stories and calls for contributions while RTHK aired programs. SCMP.com provided coverage online with podcasts, vidcasts, photos and stories. This enabled the charities to build awareness for their cause.

Since 1988, OSC has collected $104 million in cash, goods and services, including $9 million for tsunami victims in 2005. This year's commitment broke the 2005 record of $12.2 million and doubled the amount raised in 2004.

Five major donors contributed $1 million or more: Cathay Pacific ($3 million in shares sold for cash), Merrill Lynch ($1.5 million), Credit Suisse ($1.3 million), JP Morgan ($1 million) and Morgan Stanley ($1 million). Two new banks joined the major donor category (Coutts Bank and Julius Baer) as did Dairy Farm and Armani Bar, which donated a catering industry record.

Individuals contributed greatly. For example, teenager Nicholas Gordon rallied classmates to compile stories to raise funds. Children organized cookie sales and seven-year old Sam Williams asked friends and family to donate instead of buying birthday presents.

Hundreds of books were collected by JP Morgan, Pacific Coffee and Bloomsbury Books. Toys were contributed by Starbucks, The Royal Hong Kong Yacht Club, Hong Kong Parkview and Komodo Toys. Harbour Plaza Resort City and Kingston School collected essential items and various items were auctioned.

Corporations, clubs and individuals generated a range of activities to raise funds.

- The Ninth Five-a-Side Football Tournament brought 20 teams and their supporters to Stanley Fort. The tournament raised $870,000.

- The Wing Ding Squash Tournament hosted 12 teams at the Hong Kong Football Club. The tournament raised $200,000.

- The Hong Kong Hash Harriers held Santa Hash, the Police Tactical Unit dragged a 9.5-ton vehicle across the tarmac and Lamma Bar organized a treasure hunt.

- Hong Kong Singers organized a gala performance of "My Fair Lady" to raise $80,000.

SCMP was later awarded Caring Company status by the Hong Kong Council of Social Services in February 2007 for its contributions to society through OSC.


ERATION SANTA CLAUS
$ 1 6 0 1 2 5 9 8


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FRIDAY, DECEMBER 22, 2006
Ma face
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preside
Taiwan's Speaker tipped t
opposition leader in 2008
Lawrence Chung in Taipei
A battle is shaping up for the Kuomintang's candidate in Taiwan's presidential election, with legislative Speaker Wang Jin-pyng the likely challenger to its leader, Ma Ying-jeou.
Mr Wang, one of the most influential figures in the KMT, dropped a strong hint yesterday that he would challenge the former Taipei mayor in the 2008 election.
Mr Wang said more than one candidate from the party would join the March 2008 poll. "As far as I know, there will be other candidates who are interested in running" for president, he said.
He would not say who, but analysts saw his remarks as a strong pointer that he would go head to head with Mr Ma.
The former KMT vice-chairman said a primary should be held to decide who should represent the party in 2008.
December 24, 2006
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Editorial

The award winning editorial team covered a number of ground breaking stories throughout the year. Economic and social developments in Mainland China provided rich material. This coverage supported *SCMP* in its quest to maintain its position as the leading provider of news and analysis on China to the rest of the world while underlining the role of Hong Kong as China's gateway.

No one story better exemplified this sea change than the public offering of the Industrial & Commercial Bank of China (ICBC). China's largest bank raised US$21.9 billion in the world's largest IPO ever. The international tranche was sold solely in Hong Kong, with an impressive allocation picked up by investors on the Shanghai stock market. International capital pools flocked to the IPO as China fever struck capital markets with a passion.

What was most impressive about the ICBC transaction was the coming of age of Hong Kong as a financial center. In the past, mainland companies have headed to the New York Stock Exchange or London Stock Exchange to attract investment. The fact that ICBC could raise a record amount through a listing in Hong Kong surprised the global market and signaled the emergence of Greater China as a capital pool that is as deep as any in the world.

The ICBC transaction was a seminal event, but it was not the only one. Over the course of 2006, Chinese companies raised well over US$50 billion through public offerings. While ICBC made headlines, Bank of China achieved the world's second largest IPO last year and China Construction Bank came to market as well, fulfilling the WTO commitment that the China banking sector will open to foreign participation within five years of accession.

A host of Chinese companies including medical supply companies, media enterprises, property developers and industrial firms raised capital and enhanced their international profile through IPOs in Hong Kong. Hong Kong stood its own as an international financial center setting the stage for growth opportunities for *SCMP* in the years to come. As one editor remarks: "It is our beat to lose."

China Positioning

As the 10th anniversary of the Handover approaches, Hong Kong has found renewed confidence in its role as the gateway to China. The rising importance of China's economy, the globalization of its companies and the run-up to the Beijing Olympics are key factors driving demand for English information on China. No one is in a better position to fill this void than *SCMP*.



Yang Kaisheng, Vice Chairman and President of ICBC, bangs the gong to celebrate the world's largest IPO

With more reporters on the ground than any international media group, *SCMP* excels in delivering breaking news and analysis on mainland China. No international media organization produces more content on China and no mainland counterpart can claim the independence that characterizes *SCMP* coverage. This unique positioning allowed *SCMP* to build a loyal audience, and is the foundation for achieving an even greater reach in 2007.

Improving Quality

SCMP had a successful year in producing a quality paper while keeping costs under control. *SCMP* won over 30 awards, underscoring its position as one of the best newspapers in Asia. The prizes won by the newspaper and the acceptance of the community as seen in stable circulation levels prove the *SCMP*'s market leadership although the need to further improve quality and consistency remains.

Another major accomplishment this year is one that cannot be easily seen – the reduction in the number of errors in the newspaper. The integration of the editorial team of the *Sunday Morning Post* with the rest of the newspaper in October 2006 has delivered a more consistent tone.

To improve quality and consistency, more resources were devoted to in-house training programs. The news section strove to break more stories and do more interpretative reporting to break away from stories which simply report the news. In addition, new photo and graphics editors were appointed to improve the visual content.


South China Morning Post
ASIAN TSUNAMI
RECOVERY & REDISCOVERY
Award winning special supplement

Editorial Team

A number of new editorial appointments were made over the last year to further enhance business and China coverage.

In February 2007, CK Lau was appointed the Editor. An *SCMP* veteran who first joined the newspaper in the early 1980s, Lau has held various writing and management positions. Before this appointment, Lau was the Executive Editor responsible for policy. Lau previously worked for The Australian in Sydney and for the Overseas Chinese Daily. He held the post of Chief Press Information Officer at the Independent Commission Against Corruption.

In January 2007, Wang Xiang Wei was appointed Deputy Editor responsible for the Business and China sections. Wang has impressive roots as a global journalist with an economics background. Wang has contributed to the China Daily, Financial Times, Economist, BBC World, the Chinese edition of Asiaweek and Eastern Express. He has a diploma in Advanced Practical Journalism at Thomson Foundation Editorial Study Center in Cardiff and an MA in journalism from the China Academy of Social Sciences.

In February 2007, Daniel Kwan was appointed China Editor succeeding Wang. Kwan is responsible for overseeing China coverage and managing news bureaus on the mainland and in Taipei. Kwan holds a BA in Economics from York University of Toronto and an EMBA from the Chinese University of Hong Kong. Kwan joined *SCMP* in 1988 and after many years on the China desk was promoted to Deputy China Editor in 1995 and China News Editor in 2005.

New Look for *SCMP*

Another accomplishment this year was the redesign of *SCMP* and *Sunday Morning Post*. Although the new look was unveiled in March 2007, much of the strategic thinking and work that went into the design were done in 2006.

The aim of the redesign was to produce a sleeker, clearer, cleaner design to make the reading experience engaging and enjoyable. Everything from typeface and layout to graphics and photography was reviewed to enable readers to access information quicker and easier.

A "hierarchy of content" – the size and order of how stories appear on the page – was set so readers can access important items at a glance. The font style and size were changed to make headlines, picture captions and introductions more explicit. All infographics were updated to show facts and figures clearly and different color tones were used to give sections a distinct personality.

Another important part of the redesign is how it interfaces and integrates with SCMP.com. Interactivity is a major feature introduced into the look and feel of the newspaper, as is the ability to link the print and online content in a cohesive manner. All in all, the redesign will support the drive for readership as well as the digital platform initiative.


This photo won Excellence in News Photograhy from SOPA

Awards Explosion

SCMP continued its editorial tradition as Hong Kong's most awarded newspaper in 2006. Editors, journalists, photographers, designers and cartoonists won numerous awards from leading local, regional and international associations across different categories. *SCMP* took top honors at the prestigious Society of Publishers in Asia (SOPA) awards for Editorial Excellence 2006. Winners were selected for 17 categories from among a record 457 entries from across the region. Some 85 respected journalists, editors and academics


Business
Hang Seng, HSBC seek mainland share float
City
Wild storms create chaos
And they're off!
South China Morning Post
Margaret Chan tops WHO chief shortlist

SCMP's new look launched in March 2007

based in Asia judged the competition. *SCMP* competed in the local newspapers published in English category.

"H5N1: Facts and Fears" won a SOPA award for Excellence in Explanatory Reporting and "WTO in Hong Kong" won Honorable Mention. The judges called "H5N1": "An indispensable aid to reader understanding of a high-profile story of great importance to public welfare – comprehensive, informative and engagingly written, with good scope and balance." "H5N1" won Excellence in Public Service Journalism for a piece that "didn't shy away from looking closely at China, one of the biggest x-factors in an H5N1 flu pandemic."

SCMP took the all-important award for Excellence in Reporting of Breaking News for its investigative report on "Nancy Kissel Jailed for Life". "Riots in Huaxi Village" won an Honorable Mention. Excellence in Special Issue or Special Sections was awarded to "Asian Tsunami Aftermath", acclaimed as "thorough and serious, an ambitious and important project, extensively reported and well executed."


South China Morning Post

WELL FESTED

A HIGHER BATH

CULTURE SHOCK

Nancy Kissel jailed for life

Award for Excellence in Reporting of Breaking News

Sunday Morning Post took the award for Excellence in Reporting on the Environment for "Hidden Danger in Our Air". "Banks Buy into Jail Labor Firm" won Excellence in Business Reporting. The judges commented: "Excellent investigative reporting into a specific situation – use of prison labor in Chinese manufacturing – that has broad implications for investors and the exercise of due diligence as China opens."

SCMP fared well in other awards ceremonies. The newspaper received the Grand Award for Heritage from the Pacific Asia Travel Association 2006 and 14 awards at the Hong Kong Newspaper Society News Awards 2006, with a sweep in business news writing. *SCMP* took top prize in four of 14 categories, including "Best Science News Reporting" for a series on Stephen Hawking, "Best News Writing (English)" for a piece on the spread of AIDS as a result of blood sales, and "Best Business News Writing (English)" for a feature on stockbrokers struggling against competition.

Visual Excellence

SCMP has always taken pride in its presentation of the news and the skills of its photographers and cartoonists in putting images to stories. As such, *SCMP* won two awards at the Society for News Design's 27th Best of Newspaper Design Competition. Meanwhile, the *Sunday Morning Post* won Excellence in Newspaper Design from SOPA for "best use of pictures, superior overall design, which succeeds in demonstrating it is of *SCMP* stable while retaining its own identity."

SCMP took the SOPA award for Excellence in News Photography with its "dramatic" photos on the "Siege of Wan Chai". On the same subject, *SCMP* received a "highly commended" citation from the Pacific Area Newspaper Publishers' Association (PANPA) for photographs of the WTO riots.

SCMP won a photography award at the IFRA Asia Media Awards 2006 and took one award and one runner-up at the Hong Kong Press Photographers Association. "Harry's View" won SOPA's Excellence in Editorial Cartooning The SOPA judges characterized it as "a series with all the right ingredients: technique, humor and political savvy."

Outlook

A major challenge for 2007 is the execution of the newspaper redesign and the increasing integration of print and digital editorial operations. In addition, the competition for staff is a significant short- and medium-term concern. Staff promotions and an intensified training program should have the benefit of reducing staff turnover, building employee morale and improving editorial quality.

Circulation


South China Morning Post
Make any day an SCMP day

The Hong Kong newspaper industry is very competitive as demonstrated by cover price cuts, premiums and distribution of free Chinese dailies. In the midst of falling circulation levels among paid newspapers in Hong Kong, *SCMP* held its own, performing better than its peers due to aggressive direct marketing campaigns for subscribers and promotions to attract newsstand sales.

Efforts to maintain circulation levels were directed at raising subscriptions to counter expected falls in other distribution channels and to improve the quality of readership. The initiative to increase subscribers is important as these readers fall more into the influential and affluent demographic category.

To achieve this objective, direct marketing campaigns and targeted promotions were conducted throughout the year. These initiatives paid off. Direct subscriptions rose by nearly 6%.

First half audited circulation was stable year-on-year at 104,415 for *SCMP* and 80,498 for *Sunday Morning Post*. Circulation in the second half dropped slightly on the back of an industry-wide trend of declining retail sales. Unaudited figures showed a circulation drop of 2.4% to 102,013 copies for *SCMP* and a decline of 1.6% to 80,113 copies for *Sunday Morning Post*, compared with the 2005 period.

SCMP Circulation

103,964	2005 1H
104,552	2005 2H
104,415	2006 1H
102,013	2006 2H

SMP Circulation

81,099	2005 1H
81,453	2005 2H
80,498	2006 1H
80,113	2006 2H

Note: Audited (except 2H 2006)

SCMP conducted a subscriber survey in the first half 2006. Acting on the results, new benefit programs around films, books, wine and special reader access to sporting and cultural events were launched. In the university market *SCMP* rolled out a coupon booklet program, allowing students to pick up copies where convenient. In an effort to reach readers at the earliest age, *SCMP* conducted six teacher seminars to explain how the newspaper can be best used in education for secondary school students.

SCMP Reach

Circulation efforts are focused on reaching the right people than on building numbers for the sake of building numbers. The ability to maintain a high profile in a niche market of influential and affluent English speaking readers in Hong Kong is at the foundation of the franchise. This demographic reach is what advertisers pay for and the ability to deliver this target audience is the *SCMP* focus.

According to the 2006 Asian Business Readers Survey (ABRS), a survey conducted by Ipsos, one of the world's leading market research firms, *SCMP* has done an impressive job in connecting with core readers. To report readership trends ABRS looked at medium and large sized businesses and commercial establishments of high importance, covering a projected population of 31,550.

ABRS showed that *SCMP* achieves the highest percentage of "regular readers" and paid copies, and the second highest Average Issue Readership (AIR) with the lowest percentage of "never read" against all local and regional titles. All other local and regional titles, including the Asian Wall Street Journal, Financial Times and International Herald Tribune, are behind in terms of readership profile.

From an image perspective, *SCMP* leads in five of eight attributes studied. The newspaper led "the most important business reading" and "the most important current affairs reading" categories. *SCMP* ranks top in the categories of "trustworthy", "I make time to read it" and "enhanced advertised product/service". *SCMP* ranks high in the other categories: second only behind Time in the "authoritative" category; third behind Economist and Fortune for "stimulating thinking"; and, second only to Apple Daily in "providing insight that cannot be found elsewhere".

The ABRS considered the role of the newspaper in society. The survey noted that newspapers drive most actions in business life when compared to other media. Newspapers lead in the following areas: quoted in discussions and presentations, kept for future reference, used for business decision-making, advertising response for retailers and dealers as well as contacting of an advertising company.

In terms of readership, *SCMP* continues to be the newspaper of choice for affluent and influential decision-makers. Among readers, which include everyone from department heads to Chairmen and CEOs, *SCMP* is the newspaper of choice. Nearly half of Hong Kong readers work for companies with regional operations and over one-quarter work for companies headquartered outside Asia. On the income scale the results are impressive. More than one-quarter of readers earn over US$100,000 per year and more than half earn over US$50,000.



want to discover a whole new way to experience
South China Morning Post

SCMP aims to cultivate loyal readers from the earliest years

Most Trusted Newspaper

25.3%	South China Morning Post
16.4%	Apple Daily
15.7%	Ming Pao Daily
15.5%	Wall Street Journal Asia
9.6%	Financial Times
6.3%	International Herald Tribune
5.3%	The Standard

Most Important Newspaper

21.8%	South China Morning Post
17.1%	Wall Street Journal Asia
16.6%	HK Economic Times
15.5%	HK Economic Journal
9.1%	Financial Times
3.2%	International Herald Tribune
3.0%	Ming Pao Daily
1.2%	Apple Daily
1.0%	The Standard

Ipsos Media Asian Business Readership Survey (ABRS) 2006

Outlook

SCMP expects to maintain a relatively stable circulation throughout 2007, despite the industry-wide trend of declining retail sales. *SCMP* will press on with its plans to convert more readers to subscribers with a series of promotional packages. The combined print and online package will be an important component of the marketing campaign.

Classified Advertising

Classified advertising rose 13% on the back of major increases in notices. Notices advertising was largely driven by the listings of mainland companies on the Hong Kong Stock Exchange. With more companies listed on the Hong Kong Stock Exchange, results and other company announcements rose as well.


PRIME Appointments

SCMP constructed the largest exhibition booth at the highly popular Education and Careers Expo

Total classified advertising revenue rose 13% over 2005. Recruitment revenue increased only 1% above 2005 figures. However, this performance was strong relative to the market. According to a SCMP/Nielsen Media survey, the number of positions advertised in all recruitment publications declined 7% compared to 2005. Revenue was affected industry-wide by online advertising. Online recruitment revenue rose 18% over 2005 figures. In 2006, online recruitment revenue contributed less than 10% of total recruitment advertising revenue.

Notices revenue achieved a record high due to strong IPO bookings especially in the second half of 2006. IPO revenue exceeded the 2005 level by 101%. Of the 55 IPOs in the Hong Kong market, 48 were advertised in *SCMP*. *SCMP* market share of main board IPOs rose to 87.3% from 87.1% in 2005. Revenue for other classified categories fell 7% below the 2005 mark. The segment was affected by a decline in second hand property sales.

Recruitment

SCMP has a two-pronged strategy towards the recruitment business: maintain its leading position in print and develop online recruitment to capture growth opportunities. Distribution, sales and marketing efforts to support print are focused on delivering response rate, maintaining market share and top-of-mind brand awareness.

In August, *SCMP* extended *Classified Post* standalone distribution to cover all Circle-K outlets. In addition, 80 outlets of Pacific Coffee, Starbucks and continuing education institutes were selected as distribution channels to target high quality job seekers.

Saturday recruitment supplements were also inserted into Friday newspapers to increase reach and generate better response. This move was well-received by advertisers and generated more advertising in the fourth quarter 2006. SCMP successfully renewed the *Jiu Jik* distribution contract with the MTR Corporation.

SCMP focused on building its position in the recruitment market with events and conferences. In February 2007, *SCMP* and the Hong Kong Institute of Human Resource Management (IHRM) joined forces to recognize top performing organizations and respective HR teams at the first People Management Awards. The winners were judged for transforming the HR function, creating business impact through learning and development and improving business performance.


Your great new job is here for just $3*
ClassifiedPost
South China Morning Post
ClassifiedPost one
ClassifiedPost two
ClassifiedPost three
Classified Post is competing aggressively on the recruitment front

SCMP and the IHRM also hosted "Human Capital in Greater China: Managing the Next Wave". This conference provided information and insights on human capital management in Greater China, building on the successes of *SCMP* HR conferences over the last three years. Highlights included a CEO forum on how they view the HR contribution to business strategy, 2010 from the eyes of the central government, implications of China's 11th Five Year Plan on operations and HR trends.

SCMP and Hewitt Associates presented "Building Leaders for Greater China". This conference explored how organizations fill the leadership gap and develop talent.

Other events were backed by *SCMP* and *Classified Post* to promote recruitment. These included: SCMP/Henley MBA Awards, Jiu Jik/University of Sunderland Scholarships, SCMP Secondary Schools Teachers Seminar, SCMP/Continuing Professional Development Alliance seminars, the SCMP/HKMA Management Game and Awards and the biggest exhibition booth at the Education and Careers Expo.

Plans were put in place to create synergies between *Classified Post* print and online products to provide value added to advertisers. The design of classifiedpost.com was enhanced early in 2006. The result was a traffic record of nearly 10.7 million page views one month after the re-launch. Meanwhile, jiujik.com achieved a record 6 million page views. Later in 2006, classifiedpost.com went through another development phase to improve search and navigation functions and provide a recruitment solution to advertisers.

Notices

SCMP closely watched Hong Kong Stock Exchange (HKEx) developments with regards to notices. Current rules require Main Board listed companies to publish full results and other company announcements such as shareholder meetings, directorship changes and certain deals, such as related party transactions in both an English and Chinese language newspaper.

In March 2007, the HKEx announced changes which will allow listed companies to publish these announcements on websites instead of in local newspapers. There is a one year transition period starting in June 25, 2007 after which the rules come into effect on June 25, 2008. Results announcements account for 4.9% of newspaper revenues, up 19% over 2005, and other company announcements make up 5.6%, up 16%.

The transition period has two phases. In Phase I, listed companies with existing company websites can stop publishing full announcements in newspapers but must still publish notifications. As companies tend to report interim results in August and September, and annual results from March to May, this may have an impact on second half 2007 revenues.

During Phase II, which starts six months after Phase I, companies which were using websites in Phase I no longer need to publish notifications in newspapers. Companies without websites must still publish announcements in newspapers. By June 25, 2008, all companies must use their own or a third-party hosted website for their announcements.

There are some 1,000 companies listed on the Main Board, of which around 30% are *SCMP* advertisers.

SCMP Response

SCMP has anticipated the change in listing rules with regard to results announcements and has focused its sales and product development efforts on investor relations (IR) products to turn these new rules into an opportunity.

SCMP will make use of the transition period to discuss with listed companies the role *SCMP* can play as a media for transparency, corporate governance and disclosure as a means to improve their profile in the investment community.

There are a number of factors that make this area still potentially lucrative for *SCMP*. First, the underlying market for IR is growing. The rolls of listed companies grow every year with new listings, a trend accelerating due to a record number of IPOs and capital markets transactions. Not only are more companies listing in Hong Kong, which enlarges the universe of IR clients, but the size of listed companies rivals those of developed markets.

Mainland listed companies are embracing the internationalization process. Management and government officials understand the need to communicate to global investors in order to raise substantial amounts of capital and improve valuation. For this process to continue smoothly, listed enterprises must comply with global IR standards and provide quality communications to compete for capital.


South China Morning Post
EXIT A LEGEND
RACE ACE
ACEH'S AGONY
South China Morning Post
CONGRATULATIONS TO
招商銀行
CHINA MERCHANTS BANK

2006 was a great year for IPOs on the Hong Kong Stock Exchange

SCMP IR

SCMP strongly believes that no media company in the world is better positioned to deliver the IR messages for Chinese enterprises than *SCMP*, and this reach and credibility has been proven time and again in important surveys and polls. The challenge of *SCMP* is to better present this positioning to listed enterprises and provide a range of products and services that allows companies to spread the IR message through the newspaper and multimedia platforms.

In this regard, a new *SCMP* IR sales kit was produced to explain the different opportunities available to companies. The sales kit highlighted a number of applications to attract more reader attention to announcements. In addition, sponsored statement programs and other methods of enhancing the IR image of a company were presented.

SCMP plans to offer more advertising options across print and online platforms to retain notices revenue. The ability to supplement newspaper advertising with online communications is important to the value added proposition in this area. In 2006 *SCMP* made strides with the preparation of a companies.scmp.com website to enhance the sales program.

Online IR

SCMP is in the final stages of development of *SCMP* IR, an investor relations digital platform which will provide services to listed companies to host websites, post results and other announcements and press releases, provide financial information and support the IR campaign in every way possible. The site will eventually offer multimedia capabilities as value-added services for IR campaigns.

SCMP will turn new listing rules into an opportunity. For example, new rules note that listed companies must have a URL to publish information in English and Chinese. Some 20% of listed firms do not have a URL and others have difficulty in generating online traffic. *SCMP* has designed a package to permit a company to "Be in the Business Section of SCMP.com Everyday" with a URL, a profile, the ability to combine company content with *SCMP* stories, DIY notices uploads, press releases, a calendar and multimedia applications.


South China Morning Post
中国工商银行
INDUSTRIAL AND COMMERCIAL BANK OF CHINA
Congratulations to
INDUSTRIAL AND COMMERCIAL BANK OF CHINA LIMITED
Successful Dual Listing on The Stock Exchange of Hong Kong and the Shanghai Stock Exchange
H share stock code: 1398 A share stock code: 601398
A Historic Achievement
Merrill Lynch
CICC
CREDIT SUISSE
Deutsche Bank
ICEA

To deliver more effective Results Announcements campaigns to listed corporations SCMP will provide value-added investor relations services



HKEx has proven to be China's gateway to global capital pools

Outlook

The outlook for classified advertising is challenging. Recruitment advertising, especially at the low end, is moving online. For most of 2006, *SCMP* is working on the revamp of classifiedpost.com. The revamped site will be launched in April 2007 with a better search engine and navigation and an application management system among other new features.

SCMP will introduce a rate increment for online jobs to grow revenue. New marketing campaigns will aggressively build the user database. The "Apply Now" marketing program launched in March 2007 will be followed by other campaigns to improve response. On the user interface, employers will have the benefit of a candidate ranking systems and job seekers will be able to track the application process.

The expected loss of revenue from notices which will start having an effect in the second half of 2007 poses a risk to continuing growth. *SCMP* has taken steps to mitigate this risk.

Display Advertising

SCMP posted solid revenue gains in Display Advertising for 2006 due to a strong economic environment and the strength of the franchise. This was well above the 4% average growth experienced in the Hong Kong print media market.

Despite an industry trend to cut advertising rates, *SCMP* increased its rates for certain prime positions in 2006. An increase in yield was driven by a higher volume of color advertising and creative ad executions.

Branded goods, watches & jewelry, banking & finance, fund listing and overseas & local property were the top ad categories in 2006. Branded goods expanded for two consecutive years. Banking revenue grew on a solid contribution from fund managers and private banks.

SCMP remains the newspaper of choice for overseas property developers while the launch of high end residential and commercial properties pushed the local property category up. Another strong sector was hotels, mainly due to the Macau tourism boom. Airlines and telecom were the only categories that declined in 2006, primarily due to cost saving initiatives across these industries.



HOMES
OCEAN VISTAS

SCMP supplements had a strong year with Style, Net Worth and World Prestige Homes leading the charge

Advertising Awards

The work of the display advertising sales team was highlighted by a number of important marketing and advertising awards over the last year. Awards for technical excellence in printing and production explain why the world's leading brands prefer to advertise in Hong Kong through *SCMP*.

At the Pacific Area Newspaper Publishers' Association (PANPA) awards, judges chose *SCMP* as the winner for marketing display advertising among newspapers with a 50,000-plus circulation. It was the newspaper's second PANPA prize for marketing in two years.

This year's winning marketing campaign was a series of Green Man direct-mails, aimed at highlighting the influence and affluence of *SCMP* readership. Judges were impressed by a "very innovative campaign combined with excellent planning and execution". The campaign generated a 95% recall rate and positive feedback from some two-thirds of respondents. About nine out of ten advertisers agreed that the Green Man campaign was eye-catching, funny and interesting. The campaign included a singing card, a padded figure package and a customized newspaper package.

SCMP won two Technical Excellence awards from PANPA for printing and picture-reproduction quality, an area that highlights the benefits of the new color presses to advertisers. It is the sixth award in seven years for *SCMP* in the pre-print/supplement printed on a double-width press category and the third year running for technical excellence among newspapers printed on a double-width press. The printing work was applauded by judges as "an unbeatable entry that sets the benchmark for the industry".

SCMP was awarded two first prizes and a second prize at the International Newspaper Marketing Association (INMA) Awards held in April 2006. The global competition generated 1,019 entries from 206 newspapers in 37 countries. *SCMP* won for its "All you need to know" media kit in the category of Newspaper Research, Data Books and Media Packets. The judges commented that the kit was "an excellent execution. Clean in design and type, reflecting an effort beyond expectations."

Another first place was awarded for the "Figures" campaign in the Direct Mail category. This campaign featured three direct mail pieces in the shape of human figures designed to reinforce excellent audience numbers with creativity and humor. The judges noted it was "a wonderful integrated campaign that puts the message front and centre in an appealing way, achieving remarkable recall rates."

SCMP took second place in the INMA category Promotion of the Newspaper as an Advertising Medium for its "Print Conference". *SCMP* is the first newspaper in Hong Kong to win INMA awards.

Promotions

To promote the display advertising business, *SCMP* provides advertisers with as much information as possible. Over the year, *SCMP* hosted a few industry briefings, inviting analysts and industry experts to cover topics of interest to the local advertising community. In addition, *SCMP* sends out a newsletter to advertisers to highlight new display advertising formats and market trends.

Last year saw the first SCMP/Harper's Bazaar Style Awards Gala Presentation. The awards recognize accomplishments in 13 categories: Fashion Photographer, Fashion Designer, Model, Cover Girl, Airline Lounge, Restaurant, Night Spot, Food Retailer, Spa, Residential Development, Car and



Above (from left to right):
Qi Qi, Michelle Reis and Vivienne Tam were recognized as style trendsetters at the SCMP/Harper's Bazaar Style Awards



Right:
Comedy king Stephen Chow Sing-chi took StyleMaker of the Year

Gadget and StyleMaker of the Year. The StyleMaker award is presented to the individual who personifies Hong Kong style through vision, contribution and innovation.

The StyleMaker award went to Stephen Chow, a comedy king in Hong Kong cinema and an internationally renowned filmmaker. A gala event was held to honor the winners. As part of the evening's highlights, a chef was flown in from Arzak, a three-star Michelin restaurant in Spain, to create a unique culinary experience for the 300 invited guests.

Outlook

SCMP expects another solid year for display advertising. The ongoing expansion of the Hong Kong economy should lift consumer confidence and bolster advertising budgets.


China Morning Post
sea departure levy
ty to broader tax base
Tibet cadre promoted
to chief of youth league
Cartier

Luxury brand advertisers led the way in display advertising revenues and creative ad campaigns like this multi-page advertising treatment

Digital Media

SCMP made another round of technology investment in 2006 which will continue through 2007. The goals of this development project are to integrate print and online services at a new level of interactivity and to generate new advertising opportunities.

The convergence of print and online is a worldwide trend. As a pioneer in the online delivery of news content, *SCMP* is dedicated to maintaining its leadership in new media content distribution.

SCMP is one of only a few news content sites in the world that charges a subscription fee for access. At 31 December 2006, the site had 18,300 subscribers. Subscription renewal rates increased to 69% from 61% in 2005. Print-plus-online packages rose 30%.

New Online Products

Leading podcast and vidcast innovation in Asia, *SCMP* launched podcasting.scmp.com in 2005. By December 2006, *SCMP* podcasts were generating 173,000 downloads per month. The introduction of SCMP Today, a daily podcast of top news stories, commentaries and interviews, fuelled podcast downloads. Vidcasts have risen in popularity, generating over 12,000 downloads per month by December 2006.

SCMP introduced new products on mobile platforms. As part of a subscription package or as a standalone product, a mini-web WAP site accessible by mobile phone delivers content to 2.5G and 3G phones. A daily or weekly alert sends content such as headlines, jobs, videos, photos and cartoons to mobile phones. Finally, two-to-four minute versions of SCMP Today can be accessed on a per call charge.

Advertising and Syndication

SCMP expanded ad revenue by 24% over 2005, well above the Hong Kong average. To achieve this, SCMP.com and the display advertising team developed an integrated strategy to market to advertisers. By taking this approach *SCMP* plans to substantially increase online advertising revenues.

Revenue from content syndication and licensing dropped 15% over 2005. One reason was a 25% decrease in digital royalties, a result of a drop in third-party agency sales. Due to the success of online search engines, more companies turn to free information services.

Outlook

The outlook for SCMP.com is promising. With the ongoing digital development work, revenue generation and cross-sell synergies between print and online will emerge.

In coming years, insertion of audio and video commercials is possible along with enhanced SMS, audio and video ads. Keyword targeting and search ads will be introduced to sponsors and cross-platform opportunities will drive advertising revenues.

SCMP is moving rapidly into the new media era with its unique brand of exclusive English language news and analysis content




scmp.com
South China Morning Post
Flu drug stockpile not complete
Beijing steps up fight against bird flu
British police arrest man over July 7 bombings
Join in, to win
scmp.com

SCMP.com is the largest paid subscription English language news content website in Asia


scmp.com

SCMP markets books and other publications online with digital downloads


scmp.com
/FirstDecade
10 years, 10 chances to win a Palm Treo 750v
10 years, 10 chances to win!

An electronic direct marketing campaign with Vodafone and Palm



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Magazine World

The operating environment for SCMP magazines was extremely competitive in 2006. The print media revenue base has matured and the market is saturated with product. With few opportunities for growth, publishers compete for the existing market share of readers and advertisers.

This competition is best exemplified in the women's magazine sector, which experienced another cover price war. To maintain circulation margins, SCMP stuck to its cover price (HK$40) for *Cosmopolitan* and *Harper's Bazaar*.

SCMP Hearst

Turnover for SCMP Hearst magazines in 2006 was $109.4 million, slightly ahead of the 2005 mark. Of this amount, display advertising provided the majority of revenues for *Cosmopolitan*, *Harper's Bazaar* and *CosmoGirl!*.

Coming off two solid years of gains, *Cosmopolitan* faced a challenging year that saw a decline in newsstand sales and a modest rise in ad revenues. The cover price war combined with an average book size of over 600 pages affected copy sales.

It was a good year for *Harper's Bazaar*, which enjoys an excellent reputation in the fashion industry and is the first choice for luxury goods advertisers. Ad revenue increased 13% year-on-year, though magazines sales were impacted by competition in the women's segment. *Harper's Bazaar* co-sponsored the Style Awards with *SCMP* this year.

CosmoGirl! faced reallocation of ad spending from the youth market as cosmetic brands shifted budgets to the women's segment. To illustrate target market reach, a university project (Project CG!) strengthened ties with Hong Kong students.

Automobile

As the most established Hong Kong car title *Automobile* ad revenue rose by 22% over 2005. New car sales figures are a barometer of the Hong Kong economy. New car sales rose 2.8% in 2006, reviving ad spending.

Maxim Hong Kong & China

Ad revenue for *Maxim* Hong Kong was below expectations. The *Maxim* market positioning falls between mass weeklies and brand building monthlies while the "lads" editorial remains a concern for Hong Kong advertisers.

Maxim China completed its first year of full-scale operations. The title performed below expectations but demonstrated growth potential. *Maxim* China ranked fourth in a third-party study of newsstand sales in the men's sector. Although volume was small, ad yield per page was higher than expected and monthly ad sales progressed in the second half 2006.

Outlook

Despite challenging market conditions, the outlook for magazines is positive, although ad growth is expected to moderate in 2007 and pressure on circulation continues.

SCMP will devote efforts to enhance revenue growth at *Harper's Bazaar*. One objective is to improve ad volume from beauty and cosmetics categories, which have a relatively low ad spend in the magazine.

Cosmopolitan addressed book size by creating Book A and Book B in March 2007 to accommodate more display ads and create new prime positions for advertisers. The focus will be on growing circulation through content upgrades and a promotional program to strengthen the subscription base. *CosmoGirl!* expects to enrich content to build readership, a prerequisite for more ad income.

Automobile is headed for a strong year. Cross border traffic between Hong Kong and China has doubled in five years and new roads will stimulate car sales.

Maxim Hong Kong will position editorial to target more upscale male readers and increase the universe of advertisers. Efforts will be devoted to maximize ad revenues for *Maxim* China by promoting readership gains.

The Analysts' Perspective

Market Overview

To provide shareholders with a better understanding of the challenging market environment within which the Group operates, SCMP spoke to three leading media analysts in Hong Kong. Known for their solid coverage of the sector and authorship of numerous reports over the year, the analysts provided candid perspectives on a range of issues related to the development of media in Greater China.

Anne Ling
Director,
Head of Asian Consumer and Media Research
Deutsche Bank

Ramiz Chelat
Head of Consumer & Media Research, Asia
Macquarie Securities

Isabella Kwok
Assistant Director,
Research, Media, Consumer & Gaming
BNP Paribas Securities (Asia)

SCMP: What is your forecast for the advertising market in 2007?

Ling: Hong Kong is considered to be a small media market when compared to China, but on a GDP per capita basis it ranks very high in Asia and Hong Kong should be compared to cities like New York and London. It is one of Asia's main fashion hubs. As a result new products are launched here and advertisers focus on this market, with a radiation effect that spans Asia.

Advertising growth in Hong Kong is related to the volatility of the economy. With the economy aiming for 5.3% GDP growth in 2007 the ad market is likely to expand 8% in terms of gross ad expenditures (adex), with net adex depending on the market competition between mediums. The major beneficiary of adex growth during boom times is broadcast TV, where advertisers spend more on image building. The growth rate is less volatile for newspapers, where advertisers focus on product promotions.

Online advertising is only a small percent of adex (around 2%) in Hong Kong. We estimate that it doubled in 2006, but from a low base. Media buyers are less keen on this area. From their view, it is more work for a lower margin, whereas with traditional media the buyer gets a 15% commission with one call. Advertisers need to be creative with online media to attract the youth market with total solutions that include events, mobile and online. It is also more difficult and time consuming to quantify the impact of online advertising. However, online advertising is the trend going forward.

China is the media trendsetter at the moment, specifically in new media. China is more receptive to new media than Hong Kong. Online ad growth reached about 40% in 2006 (4% of the pie). Going forward, we expect online ad growth of at least 45% to 50% per annum, though off a low base.

Chelat: We see advertising growth at about 6%. Within that universe outdoor and new media will outgrow newspapers and TV. Drivers for ad growth are wage inflation and mainland tourism, pushing retail spend and ad budgets upwards. As in 2006, mass market dailies will face heavy competition, the free sheets will take market share and the TV market will see fragmentation to new media. On the display side those catering to high end ads will outperform mass market newspapers.

However, I note that Hong Kong is behind Korea, Australia, Japan and the US in terms of the shift to new media. Internet only takes 3% of adex while the US is closer to 8%, Korea 6% and Australia 6%. In Japan new media is the third largest ad medium after TV and newspapers, ahead of magazines and radio.

The reason for this new media lag is that small portals are not willing to make content investment and the likes of Google focus on bigger markets. Yet, it is not a question of if online advertising will rise but when. Hong Kong online adex will get to 6% to 7% within five years. The rest of the world will probably move to 10% to 12% by then. China is already at 6%.

Kwok: The key problem for Hong Kong media is advertising growth. Despite healthy growth in the domestic economy, ad spend is projected to remain at 5% for 2007. That is not poor, but it is not great compared to 15% growth in China. In terms of ad growth, the print market is estimated to grow at 6% to 8% and broadcast is projected to expand at 3% to 5%. Media buyers believe that the recovery of property ads, which account for 5% to 10% of adex, will benefit print more than broadcast.

"The free dailies were a risk to print media last year, but if you look at what has happened in the market share grab the competition is leveling."

Isabella Kwok

The free dailies were a risk to print media last year, but if you look at what has happened in the market share grab the competition is leveling. The gains for free papers are less significant. The worst case is if free papers accelerate marketing campaigns or more sheets enter the market. If everything remains equal there is no risk. The free papers have not yet affected premium papers. However, if mass market papers slash prices that will impact everyone.

SCMP: What are the challenges of the traditional media companies?

Ling: There are two issues that impact print media in Hong Kong. One is the rise of free dailies and the second is the aging of readership due to changing reading habits of the younger generation.

Generally, the impact of free dailies is felt more by Chinese than English dailies. Free dailies tend to capture an older, more price sensitive reader. One can argue that free sheet readers are less affluent, but when advertisers see a decline in readership and circulation it is difficult to ask for more money.

Even without new media, the readership of Chinese dailies is aging. The youngsters do not read newspapers in the traditional format. The youth market sees itself as part of the news, they like to create their own content and become their own heroes.

We need to look at the behavior of readers as they age. Will they still get news from the Internet or will they turn to newspapers? Youth readers tend to go online to quickly glance at entertainment, product information and headlines. They seem to be less interested in politics or the economy at this stage in their lives; when they go into business that may change.

Chelat: Traditional media that evolves to the digital platform will survive as the demand for quality content is there, even with the prevalence of blogs and non-organized journalism. The question is whether traditional content can be monetized on a digital platform.

Advertisers increasingly like the search-based model which generates a click thru, an ad view, a potential sale and a direct relationship with a customer. The trend to online ads will impact display ads, but the dailies' display ads can make the transition online better than classifieds. Classifieds is a risk. The newspapers are a distribution mechanism for classified. People do not need the front section if they just want classifieds. An online distribution platform with the critical mass can reach the target audience.

Kwok: Investors wonder whether there is a change in the reading habit from newspapers to online. The trend is happening, but at a slow pace. We see a change, but it will not cause a significant change for some time. People in their late 20s and above still prefer to read newspapers.

Yet, you must plan for changing reading habits and it is wise to focus online. The key is how to monetize revenues while not losing focus on existing operations. Just moving traditional media online is not the answer. If you ask advertisers to spend more online they will have difficulty transferring from traditional budgets. The rate card is totally different.

The key concern for traditional media is how to achieve the transition. Investors do not want to see earnings slip during the transitional period. If there is any kind of slip you have to provide a clear picture on how you are going to turn around that situation.

The other challenge is the presence of irrational players in the sector. If you talk about print media, price cuts and aggressive discounts on ads are disruptive. You can compare Singapore to Hong Kong. Growth is not there in Singapore, but media stocks have stable price performance as players are disciplined. There are no irrational price cuts and yields are stable. In Hong Kong it is unfortunate that there are irrational players in the market.

SCMP: What is the potential for Hong Kong media companies in China?

Ling: Hong Kong media players will have a tough go in China. There may be some opportunity in the less regulated outdoor media segment, but regulations in the content area make it difficult to expand.

Chelat: It is tough, but happening. TV broadcasters lead the way. Dailies have more difficulty as there is no real demand for their content. Even if government relaxes distribution it is a niche opportunity. And, if you buy a PRC media company you can control advertising but not editorial. That is not straightforward and examples we have seen have not worked. So unless regulations change media companies will be cautious in making acquisitions.

> *"The youth market sees itself as part of the news, they like to create their own content and become their own heroes."*
>
> **Anne Ling**

Kwok: China is always easier said than done. China growth is attractive, but anyone too aggressive can get hurt. We have seen many cases. I like to equate the situation of the media players to that of the retail industry. Many Hong Kong retailers have China earnings but they only account for 5%, which to investors is virtually nothing. While you can argue that you should attach higher PEs to that 5% of revenues it is small. When it gets to 20% then investors look closer.

The best way into China is to team with locals. In the newspaper market that is hard. There are 1000 newspapers circulating in a fragmented market. Even if you want to get in if you do not own content you are not a real media play, you are an ad agent. It is not that meaningful unless you can strike a deal that permits a say on content. There is nothing wrong with investing a small amount to learn about the market, but the opening of the PRC media market will not happen soon. It is true Hong Kong media companies look outside for expansion, but now they look more at South Asia.

SCMP: Can you comment on the differences between the valuation of traditional and new media companies?

Ling: If traditional companies launch multimedia formats, and get the growth new media companies achieve, they will receive higher multiples. In the equity market it is all about anticipation of EPS and free cash flow growth. Simply adding an Internet component that does not contribute revenues will not help. You must launch a product that at least draws attention.

New media companies expect 25% to 30% earnings growth and ads range from 10% to 60% of the business, the rest is SMS, downloads and VAS (value-added service). Yet, when a new media company misses its numbers it pays the price. A high PE is associated with expectations that a stock makes or beats the market, which factors in high growth. However, new media business models are more flexible to adjust than traditional media, which makes it easier for them to adapt and to test new revenue models.

Chelat: Investors pay for future growth. Dailies face a decline and online companies are expanding. If traditional media has an attractive demographic that can be shifted to a portal and monetized, investors will pay a high multiple if they know the category can grow. It is about building community. If you can win that loyalty, which is hard online as people change allegiance more than in print, you can be valued highly.

The new media companies have a business model that works for them. The markets are only going to give a higher multiple to traditional media with success. Five years ago the market would have given traditional media the benefit of the doubt. Now the markets are waiting to see execution in a fragmented market. I do not see the market putting huge valuations on new media stocks that have not executed.

It is hard to find an example where the new media portion of a traditional media player is material. Traditional media makes up 90% of revenues and players that have a leadership position are not getting the benefit as their revenue growth has fallen below GDP growth. The market will not pay a premium for leadership without growth.

Kwok: The argument is that traditional media is a dying breed. It may not be fair, but that is how it is perceived. Print media is going through a de-rating worldwide. Investors provide a lower valuation because they see risk ahead. The new media valuation is based on growth and target markets. Investors do not believe in top line stories. They have learned those lessons already.

SCMP: How do investors value content at a time when we are told that content is critical to success?

Ling: Content is king, but it depends on how you define content. The Internet space is creating different content, like blogs or self-generated content. So, the question is can print media deliver a different content model?

The broadcast media segment is giving it a try and most traditional media players have entered new media with different distribution channels. Still, traditional media must create something new. Archives are useful, but you have to attract non-traditional readers.

Chelat: New media thrives on user generated content and revolves around blog topics and online interaction. It is not reliant on traditional content to capture audiences. They do not need journalists in the field. Still, there is no doubt that traditional and new media can coexist. I do not see one as a complete substitute for the other.

Print media has roughly 20% of revenues coming from circulation. They need to find a way to get users to pay for information in the form of online subscriptions. Initially, you give away subscriptions for free then you supply a premium pay service. The challenge is for traditional media to not replicate online what they do offline. They need a more interactive, updated, online version. The new generation does not want to be dictated to.

People will still pay for a service that breaks stories. If a newspaper covers a breaking deal, that is something an investor needs to know. Traditional papers must move from generic reporting to exclusive stories. Content generates eyeballs. We feel that the market is not as yet valuing content as highly as it should in some cases and we feel those companies strong in distribution and poor in content will struggle.

SCMP: Private equity investors seem to place a higher valuation on traditional media than public investors?

Chelat: Private equity does pay hefty PE multiples in the high teens to 20 times and above on forward earnings. They are comfortable that traditional media can make the new media transition and the net revenue is attractive. Private equity that has paid these multiples feel that traditional media will survive. The public market is not fully valuing the business or content, focusing more on near term earnings as opposed to what will happen ten years away.

Kwok: Private investors are watching Hong Kong media. Sir Run Run Shaw to exit TVB, Wharf to privatize i-CABLE, Kerry Group to privatize SCMP, tycoons in talks to acquire Oriental Press Group, these are all hot market topics. We believe M&A speculation remains the key theme for the media space. Materialization of these acquisitions would translate into an upgrade in valuations as these plays are trading at an average 34% discount to full value.

While many may see the Hong Kong media sector as not going anywhere, we believe this space is undergoing a restructuring which could unlock the hidden value of these plays. In light of the current developments in the sector, M&As are going to be the next big theme.

So far, we have seen a tycoon invest in a private paper, the Hong Kong Economic Journal. There is speculation that investors are interested in media plays like TVB and Oriental Press. While the growth outlook may not be dazzling, they are attractive to potential acquirers due to: leverage buyout possibilities (especially for less regulated print media); platforms to enter the PRC for robust growth; selective picks set to see decent growth with three-year earnings CAGR at 15% and average dividend yields of 4.2%; and a platform to exercise influence on the public.

SCMP: What does the evolution to new platforms mean for a traditional media valuation?

Ling: It used to be that if you were in the print business you stuck to that business. Now the trend overseas is to melt all media into large conglomerates. Even TV companies buy print properties. However, there are cross-ownership regulations in Hong Kong and in other countries that need to be observed.

Convergence does not just mean new media acquiring traditional media. It could be the other way around. TV may challenge the Internet and new media may challenge traditional media. People will step into each other's turf and during this process players may over-expand and get in trouble, creating acquisition opportunities. At this stage, everything is very much in development as the market evolves. It is interesting to try and figure out the next phase.

Chelat: These days it is fairly easy to distribute content on any platform. It comes down to quality content. If people want a news update, every telco is going to supply a service that will come straight to your phone. People will want more. If a newspaper breaks news people pay. If a newspaper focuses on its niche then its content can converge to a digital platform. Will companies be able to monetize what they do offline online? That is harder to say. But print media has to start making that transition aggressively.

In terms of convergence we are watching the telecom companies. For instance, China Mobile just purchased 20% of Phoenix. They are jumping into media to fill a pipeline, but they do not produce content. They simply use their infrastructure to distribute. It is a skill to produce content that people want. Distribution platforms are increasing but content is in short supply.

> ***"People will want more from content providers. If a newspaper breaks news people will pay for that service."***
>
> **Ramiz Chelat**

Kwok: New media is a focus for traditional media, but arguably the market share is small and will not be mainstream soon. Newspapers should go online, but I see a risk that readers will access free content and subscriptions will be cannibalized. Going online is alright for certain sections, like classifieds, but putting a whole newspaper online is a risk. You have to make the transition online with great care.

SCMP: Where do you see Hong Kong media five years from now?

Ling: Traditional media market share will shrink, but not at a rapid rate. There will be more companies involved with more than just one media outlet. Multimedia formats are likely to be the order of the day.

Chelat: We are going to see changes, but it's not going to be a complete overhaul. People are still going to read a newspaper, while 10% to 20% may want news only on a digital platform. Newspapers are going to have to be flexible and have the technology to distribute tailored content on different platforms. Those that do that on the right distribution platform will be the winners.

Fragmentation has accelerated in the last few years. The market is aware that something is going on, but it is not aware of where the market may be five to ten years from now. People are largely near-term focused. Things are moving rapidly, but not rapidly enough. You are not going to see a quantum change in five years, you will see a material change. If traditional media does not make the leap online they will take a reduced share, but they can survive.

I started to cover media at the end of the dotcom boom. People paid for concepts before valuations crashed. Now people pay a premium for delivery and valuations have returned. They look for companies that have done it. However, when AOL bought Time Warner that acquisition destroyed value. That mistake can be made again. People can get projections very wrong on new media.

Kwok: Within Hong Kong the change will not be substantial because the market is still irrational and tycoons tend to rule the day. If you are talking about purely commercial terms, Hong Kong should be undergoing a huge consolidation. As it is, there will likely be a modest restructuring of ownership. In the end, deep pockets are important that those without major backing may not be able to survive medium-term.

Analyst Biographies

Anne Ling

Ling joined Deutsche Bank, a leading global investment bank with a strong private client franchise, as the Regional Sector Head of Consumer and Media Research in 2004. She has over 10 years of experience as an analyst and pior to joining Deutsche Bank, Ling worked as an analyst at HSBC, Crosby Securities and Dharmala Securities.

Ling has won a number of awards for her work. Ling was voted the top analyst in the Regional Consumer sector by Asiamoney for 2005-2006 and voted as the top Hong Kong Retail analyst overall in the same poll. She took the runner-up position in the Institutional Investor 2004-2005 poll and runner-up for the regional media sector in 2005-2006.

Ling has a degree in Arts & Social Sciences, majoring in linguistics and English literature at Hong Kong's Baptist University.

Ramiz Chelat

Ramiz Chelat is the Head of Consumer and Media Research for Macquarie Securities in Asia. Ramiz transferred to Macquarie Hong Kong in 2004 to cover media stocks across Asia, with key stocks focused on including TVB, SCMP, Singapore Press, and BEC. Macquarie Securities is part of Macquarie Bank Limited, Australia's leading investment bank.

Prior to this, Ramiz was a member of Macquarie's media research team in Australia for four years, covering the domestic media sector and key media companies such as News Corporation. Before joining Macquarie in 2000, Ramiz worked as a Finance Analyst at Optus mobile division and was a Senior Accountant for Ernst and Young's Assurance and Advisory services. Ramiz holds a BComm from Macquarie University in Sydney and is a qualified Chartered Accountant.

Isabella Kwok

Kwok covers the Media and Consumer sector as an analyst for BNP Paribas. Kwok is a core member of BNP Regional Consumer team, which ranked runner-up in the latest Institutional Investor poll. She ranked highly in the Asiamoney analyst poll.

Prior to covering the Media and Consumer sector, Kwok was a member of the regional transport and infrastructure team, which was rated top three in the 2002 and 2003 Asiamoney polls. Before joining BNP Paribas, Kwok worked as an analyst at CSFB, an accountant at DaimlerChrysler Group, and as an assistant accountant at Deloitte Touche Tohmatsu.

BNP Paribas (www.bnpparibas.com) is a European leader in banking and financial services, and ranks among the world's top 15 banks by market capitalization and total assets.

The BNP Paribas Group accepts no liability for any direct or consequential loss arising from any use of the information and opinions contained in this article which are for reference only and do not constitute a recommendation in relation to any investment.

Ling compiled the following reports on the Hong Kong media market:
5 February 2007: Clear Media Ltd.: Access China – Beijing 2007
29 January 2007: DVN Holdings Ltd.: Tuning into the Right Signals
12 December 2006: Next Media Ltd.: Cloud 2HFY07 Outlook
6 December 2006: SCMP Group Ltd.: Company Outlook
6 January 2006: Consumer & Media: A Buyer's Guide

Chelat compiled the following reports on the Hong Kong media market:
16 February 2007: Clear Media: ASP hikes take their toll
13 February 2007: Clear Media: Occupancy to start recovering
24 January 2007: Television Broadcasts: The show is over for now
14 December 2006: Television Broadcasts: An improving ad outlook
15 November 2006: i-Cable: Game Over
7 November 2006: SCMP Group: Getting the all clear
5 October 2006: Television Broadcasts: Some positive signs emerging
1 September 2006: SCMP Group: Good results on notice

Kwok compiled the following reports on the Hong Kong media market:
TVB
11 January 2007: Stronger, but not strong enough
13 December 2006: Solid demand seen from ACS
25 August 2006: A strong set of results? Think again
6 July 2006: Slow property market dents ad growth
26 April 2006: Digitisation is a double-edged sword
23 March 2006: Good results but slower growth ahead
9 January 2006: Less attractive growth profile

SCMP
1 September 2006: Here the paper delivers
4 August 2006: Display and N&A ads drive growth
7 April 2006: Results below expectations

i-CABLE
4 January 2007: Going downhill
18 August 2006 Operating landscape sees improvement
14 August 2006: Challenges ahead
21 July 2006: Substantial decline expected in 1H06
3 March 2006: Let's wait until the dust settles
13 February 2006: De-rated to utility-like valuations

Oriental Press
23 October 2006: Bottoming out
10 July 2006: Disappointing results

Board of Directors

NON-EXECUTIVE DIRECTORS

Mr. Roberto V. Ongpin
Aged 70, Deputy Chairman
(Appointed in October 1993)
Mr. Ongpin is Chairman of PhilWeb Corporation and ISM Communications Corporation, both listed companies in the Philippines. He is also a director of Shangri-La Asia Limited which is listed in Hong Kong and Singapore and a director of E2-Capital (Holdings) Limited which is listed in Hong Kong. Prior to 1979, Mr. Ongpin was Chairman and Managing Partner of the SGV Group, one of the largest accounting and consulting firms in Asia. He was Minister of Trade and Industry for the Republic of the Philippines from 1979 to 1986. Mr. Ongpin has an MBA from Harvard Business School and is a Certified Public Accountant (Philippines).

Tan Sri Dr. Khoo Kay Peng
Aged 68
(Appointed in June 1994)
Tan Sri Dr. Khoo is Chairman and Chief Executive of The MUI Group, which is a business corporation with diversified operations in the Asia Pacific, the United States of America ("USA") and the United Kingdom ("UK"). He is also the Chairman of Laura Ashley Holdings plc, UK, Corus Hotels plc, UK, Morning Star Resources Limited and a director of The Bank of East Asia, Limited, Hong Kong. He is a board member of Northwest University, Seattle, USA and serves as a Council Member of the Malaysian-British Business Council, the Malaysia-China Business Council and the Asia Business Council.

Mr. Robert Ng Chee Siong
Aged 54
(Appointed in May 2004)
Mr. Ng is an Executive Director of Sino Land Company Limited since 1981 and Chairman since 1991, and was called to the Bar in 1975. He has been actively engaged in property investment and development in Hong Kong during the last 31 years. Mr. Ng is the Chairman of Tsim Sha Tsui Properties Limited, the holding company of Sino Land Company Limited, and is also the Chairman of Sino Hotels (Holdings) Limited. He is also a director of Yeo Hiap Seng Limited which is listed in Singapore and an independent non-executive director of The Hongkong and Shanghai Hotels, Limited.

INDEPENDENT NON-EXECUTIVE DIRECTORS

The Hon. Ronald J. Arculli
GBS, CVO, OBE, JP
Aged 68
(Appointed in June 1996)
Mr. Arculli is the Independent Non-executive Chairman of Hong Kong Exchanges and Clearing Limited. He was the Chairman of The Hong Kong Jockey Club from 2002 to August 2006. Mr. Arculli is a practising solicitor and was an elected member of the Legislative Council until the end of the legislative session at the end of June 2000. He had served on the Legislative Council and the Provisional Legislative Council since 1988, representing the Real Estate and Construction functional constituency since 1991. Mr. Arculli has served, and continues to serve, on numerous Government committees and advisory bodies. He is currently a Member of the Executive Council of Hong Kong. Mr. Arculli is also a director of several listed companies in Hong Kong.

Mr. Peter Lee Ting Chang
JP
Aged 53
(Appointed in August 1998)
Mr. Lee is Chairman of Hysan Development Company Limited and a non-executive director of Cathay Pacific Airways Limited, CLP Holdings Limited, Hang Seng Bank Limited and Maersk China Limited as well as director of a number of other companies. He is a Vice President of the Real Estate Developers Association of Hong Kong. Mr. Lee is a graduate in Civil Engineering from the University of Manchester and also qualified as a Solicitor of the Supreme Court of England and Wales.

Dr. The Hon. Sir David Li Kwok Po
GBS, OBE, JP, Grand Officer of the Order of the Star of Italian Solidarity, The Order of the Rising Sun, Gold Rays with Neck Ribbon, Officier de la Légion d'Honneur
Aged 67
(Appointed in April 1990)
Sir David is Chairman and Chief Executive of The Bank of East Asia, Limited and a director of numerous other companies in Hong Kong and overseas. Sir David is a Member of both the Executive Council and the Legislative Council of Hong Kong. He is the Chairman of The Chinese Banks' Association, Limited and the Hong Kong Management Association. He is also a member of the Banking Advisory Committee and the Council of the Treasury Markets Association.

EXECUTIVE DIRECTORS

Mr. Kuok Khoon Ean
Aged 51, Chairman
(Appointed in October 1993)
Mr. Kuok was appointed Chairman in January 1998. Mr. Kuok became an Executive Director in January 2000 and assumed the role of Executive Chairman in August 2000. He is a director of Kerry Group Limited and Kerry Holdings Limited, which are substantial shareholders of the Company. Mr. Kuok is also a director of The Post Publishing Public Company Limited which is listed in Thailand. He is a graduate in Economics from Nottingham University, UK. Mr. Kuok is the brother of Ms. Kuok Hui Kwong.

Ms. Kuok Hui Kwong
Aged 29
(Appointed in February 2004)
Ms. Kuok is responsible for coordinating the SCMP Group's operations and business units and participates in strategic planning. Prior to joining the SCMP Group in October 2003, Ms. Kuok worked in investment banking. Ms. Kuok is a graduate of Harvard University (B.A.). She is the sister of Mr. Kuok Khoon Ean, Chairman of the SCMP Group.

Corporate Executives

Nancy Valiente
Chief Financial Officer, SCMP Group Limited
Managing Director, South China Morning Post Publishers Limited
Ms. Valiente is responsible for financial planning, strategy, risk control, management reporting and investor relations as the CFO of SCMP Group. As part of her responsibilities as Managing Director of *South China Morning Post*, Ms. Valiente works with the Chairman to set long term strategy for the newspaper publishing business, manages commercial risks, coordinates business initiatives and oversees operations of the newspaper. Ms. Valiente is a director of The Post Publishing Public Company Limited. She holds an MBA from the Wharton School, University of Pennsylvania.

Kuok Hui Kwong
Executive Director, SCMP Group Limited
Ms. Kuok is responsible for coordinating Group operations and business units while participating in strategic planning. Ms. Kuok joined the SCMP Group in October 2003 and was appointed a Director in February 2004. Prior to joining the SCMP Group, Ms. Kuok worked in investment banking. She is a graduate of Harvard University (BA).

Sabrina Leung
Director, Human Resources, SCMP Group Limited
Ms. Leung oversees human resources functions, including compensation and benefits, employee relations and organizational development. Ms. Leung was formerly General Manager at the Hong Kong Tourism Board, where she was responsible for human resources in Hong Kong and overseas offices. Ms. Leung is a graduate of University of Warwick, UK (MA).

Vera Leung
Legal Counsel & Company Secretary, SCMP Group Limited
Ms. Leung provides legal services across the Group and is responsible for regulatory and corporate compliance issues. Previously, Ms. Leung was in private practice and involved in intellectual property law, general commercial law, banking and other areas of law in Hong Kong and Singapore. Ms. Leung is a Solicitor of the Supreme Court of England and Wales.

Christine YC Li
Financial Controller, SCMP Group Limited
Ms. Li is responsible for accounting, financial reporting, budgeting, treasury, financial risk management and tax compliance functions of the Group. Ms. Li joined in May 2004 and has over 18 years of experience in a number of financial positions at various companies in Hong Kong. Ms. Li is a fellow member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants.

PUBLISHING

C. K. Lau

Editor, SCMP & Sunday Morning Post

Mr. Lau joined the *SCMP* in the early 1980s. Before his appointment as Editor in February 2007, Mr. Lau wrote columns and editorials as Executive Editor (Policy). Mr. Lau worked for The Australian in Sydney, the Overseas Chinese Daily and as the Chief Press Information Officer of the Independent Commission Against Corruption. Mr. Lau is the *SCMP* representative on the board of The Newspaper Society of Hong Kong. Mr. Lau also serves on the executive committee of Journalism Education Foundation Hong Kong Limited. A graduate of Baptist University, Mr. Lau holds a master's degree from the University of Minnesota.

Grace Fung

Director, Classified Advertising, SCMP & Sunday Morning Post

Ms. Fung oversees the classified advertising with a focus on print and digital recruitment advertising. Ms. Fung has over 20 years experience in the advertising industry and is responsible for client relationships, business strategy and the performance of the classified business.

Elsie Cheung

Director, Display Advertising, SCMP & Sunday Morning Post

Ms. Cheung oversees display advertising and has over 15 years of sales experience in print, digital and TV advertising, including the assistant director post for Classified. Ms. Cheung is responsible for client relationships, business strategy and performance of the display advertising business.

Christopher Michael Axberg

Publisher, SCMP.com

Mr. Axberg is responsible for new media business development and operations of SCMP.com. Mr. Axberg has over 10 years of experience in internet multimedia and e-commerce management. Mr. Axberg is a graduate of Loyola University with a degree in history and political science.

Angie Wong

Managing Director, SCMP Magazines

Ms. Wong is responsible for the strategic direction and business performance of the Group's magazine publishing business. Ms. Wong has over 15 years of experience in the media industry. She is a graduate in Economics from the University of Alberta.

The Board of Directors and Management are committed to upholding the Group's obligations to shareholders. We regard the promotion and protection of shareholders' interests as one of our priorities and keys to success.

Over the years, the Group has put in place sound corporate governance practices to ensure it adheres to the highest ethical and business standards. The key test of corporate governance practices is if they align the interests of management with those of shareholders to adequately protect and promote shareholder interests. The Group constantly reviews these guidelines and policies and implements new ones to ensure they remain relevant and practical in today's fast changing business environment and market expectations.

The Group's corporate governance practices comply with all the code provisions of the Code on Corporate Governance Practices ("Stock Exchange Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") except where stated and explained below. The Group also adheres to the recommended best practices of the Stock Exchange Code insofar as they are relevant and practicable.

The Group believes that its current corporate governance practices, which combine practices which have served the Group well for many years and new practices set out in the Stock Exchange Code, provide the Group with a sound and sensible framework for balancing the business of the Group and the interests of its shareholders. The Group will continue to evaluate its corporate governance practices in light of its business needs, regulatory changes and new corporate governance philosophies.

Set out below are our current framework of governance and explanations about how the provisions of the Stock Exchange Code have been applied.

THE BOARD OF DIRECTORS

The Board recognises its responsibility to represent the interests of shareholders. The Board has eight Directors. Two are Executive Directors and six are Non-executive Directors, including three Independent Non-executive Directors. Independent Non-executive Directors represent more than one-third of the Board.

Executive Directors:
Mr. Kuok Khoon Ean (Chairman)
Ms. Kuok Hui Kwong

Non-executive Directors:
Mr. Roberto V. Ongpin (Deputy Chairman)
Tan Sri Dr. Khoo Kay Peng
Mr. Robert Ng Chee Siong

Independent Non-executive Directors:
The Hon. Ronald J. Arculli
Mr. Peter Lee Ting Chang
Dr. The Hon. Sir David Li Kwok Po

The biographies of all the Directors, including their relationships, are set out on pages 44 to 45 of this Annual Report.

The Board is chaired by the Executive Chairman, Mr. Kuok Khoon Ean. He oversees the management of the Board and the Group's business with the assistance of the Group's senior management team.

Each Director brings a wide range and years of business experience to the Board. The Directors' combined knowledge, expertise and experience are extremely valuable in overseeing the Group's business.

The Board sets the strategic direction and oversees the performance of the Group's business and management. The following key matters must be approved by the Board before decisions are made on behalf of the Company:

- Strategic direction
- Budgets
- Audited financial statements
- Interim and final results
- Interim and annual reports
- Significant investments
- Major acquisitions and disposals
- Major financings, borrowings and guarantees
- Material contracts
- Risk management

In addition, the Board discusses major operating issues, evaluates opportunities and business risks, and considers corporate communications and human resources issues. Decisions and conduct of matters other than those specifically reserved to the Board are delegated to Management.

The Board will review the arrangements between the responsibilities of the Board and the matters delegated to Management from time to time to ensure that they remain appropriate to the need of the Group and its business.

Board Proceedings

The Board holds four regular meetings annually, usually quarterly, and also meets at such other times as are necessary. Agenda of Board meetings are approved by the Chairman and presented to the Directors for comments. The Board is provided with adequate, timely and reliable information about the Group's business and developments before each Board meeting at which the Directors actively participate and hold informed discussions. All Directors are asked to review and comment on the Board minutes within a reasonable time after the meetings to maintain accurate records of Board discussions and decisions.

The number of Board meetings held and meetings attended by each of the Directors during the year were:

Directors	Meetings attended	Meetings held during 2006
Mr. Kuok Khoon Ean	4	4
Mr. Roberto V. Ongpin*	3	4
The Hon. Ronald J. Arculli+	3	4
Tan Sri Dr. Khoo Kay Peng*	3	4
Ms. Kuok Hui Kwong	3	4
Mr. Peter Lee Ting Chang+	4	4
Dr. The Hon. Sir David Li Kwok Po+	3	4
Mr. Robert Ng Chee Siong*	3	4

* *Non-executive Director*
\+ *Independent Non-executive Director*

All the Directors have access to the advice and services of the Company Secretary to ensure all board procedures are followed. Before each Board meeting, the Directors update the Board regarding offices held in public and private companies and organisations. There are also written procedures for the Directors to obtain independent professional advice at the Company's expense.

The Board has also adopted specific procedures for meetings to be convened among Non-executive Directors including the Independent Non-executive Directors in the absence of any Executive Director.

Appointment, Re-election and Removal of Directors

The Board confirms the term of appointment and functions of all Non-executive Directors and Board Committee members with formal letters of appointment.

Directors who are appointed to fill vacancies are subject to re-election at the first annual general meeting of the Company after his or her appointment. In addition, every Director, including every Non-executive Director, shall retire from office no later than the third annual general meeting after he was last elected or re-elected. One-third of the Directors, be they Executive Directors or Non-executive Directors, are required to retire by rotation from office at every annual general meeting under the Company's Bye-Laws. A retiring Director is eligible for re-election.

Directors' Remuneration

The Directors' fees and all other reimbursements and emoluments paid or payable to the Directors during the year are set out, on an individual and named basis, in note 20 to the financial statements of this Annual Report on page 108.

The remuneration policy of the Group is set out on page 109 of this Annual Report.

Securities Transactions of Directors and Senior Executives

The Board of Directors had adopted the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") as set out in Appendix 10 of the Listing Rules as the Company's code for securities transactions by its Directors and senior executives.

All Directors of the Company have confirmed their compliance with the required standard set out in the Model Code during the year.

Interests in the Company's shares (including share options) held by the Directors as at 31 December 2006 are set out in the Directors' Report section of this Annual Report on page 64.

Independence of Independent Non-executive Directors

The Board has received from each of the Independent Non-executive Directors a confirmation of his independence according to the guidelines set out in Rule 3.13 of the Listing Rules.

The Board is of the view that all Independent Non-executive Directors of the Company are independent and is grateful for the contribution and independent advice and guidance that they have been giving to the Board and the Board Committees.

Other matters relating to the Board

In relation to financial reporting, all Directors acknowledge their responsibilities for preparing the accounts of the Group.

The Group has appropriate insurance in place to cover the liabilities of the Directors and senior executives of the Group.

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

The Group has an Executive Chairman. No individual has been appointed as a chief executive officer. The Executive Chairman oversees the management of the Board and the Group's business with the assistance of the Group's senior management team. The Executive Chairman oversees the overall management of the Group. Other functions normally undertaken by a chief executive officer of a company are delegated to members of the Group's senior management team.

This structure deviates from the relevant code provision of the Stock Exchange Code that requires the roles of chairman and chief executive officer to be separated and not performed by the same individual. The Board has considered this matter carefully and decided not to adopt the provision. The Board believes that the current management structure has been effective in facilitating the operation and development of the Group and its business for a considerable period of time and that the necessary checks and balances consistent with sound corporate governance practices are in place. The Board consists of high calibre individuals who have many years of experience in serving public companies and who are highly committed to the good running of the Group. Accordingly, the Board does not believe the Group should change its current management structure. However, the Board will review the management structure from time to time to ensure it continues to meet these objectives.

BOARD COMMITTEES

The Board has established the Audit, Remuneration and Nomination Committees with mandates to deal with certain corporate governance aspects of the Group. The remits of these Committees are published on the Company's website – www.scmpgroup.com.

From time to time, the Board also establishes other board committees to deal with specific aspects of its business.

Each Committee is appointed with written terms of reference and each member of the Committee has a formal letter of appointment setting out key terms and conditions relating to his appointment.

Each Committee meets as frequently as required by business developments and the operation of the Group. Committee members are provided with adequate and timely information before each meeting or discussion. All Committee members are asked to review and comment on the minutes of their meetings within a reasonable time after the meetings.

The procedures and arrangements relating to the meetings of the Board are applied to meetings of the Board Committees whenever it is appropriate.

Audit Committee

The Audit Committee was established in 1998. The members of the Committee are Messrs Peter Lee Ting Chang as Committee Chairman, Ronald J. Arculli and David Li Kwok Po, who are all Independent Non-executive Directors.

The Committee members have professional qualifications and experience in financial matters that enable the Committee to exercise its powers effectively and provide the Board with independent views and recommendations in relation to financial matters.

The principal roles of the Audit Committee are to ensure that the Company has formal and transparent arrangements for considering matters relating to the Group's financial reporting and internal controls and for maintaining an appropriate relationship with the Company's internal and external auditors.

The duties of the Audit Committee, as set out in its terms of reference, adhere to the code provisions of the Stock Exchange Code.

The Audit Committee holds two regular meetings annually and also meets at such other times as are necessary. Any Audit Committee member may convene a meeting of the Committee. The external auditors may also request the Committee Chairman to convene a meeting of the Audit Committee. The Audit Committee may invite the external auditors and/or members of Management to attend any of the meetings. Special meetings may be called at the discretion of the Committee Chairman or at the request of Management to review significant internal control or financial issues. The Committee Chairman reports to the Board at least twice a year on the Committee's activities and highlights any significant issues.

The number of meetings of the Audit Committee held and attended by each of the Audit Committee members during the year were:

Directors	Meetings attended	Meetings held during 2006
Mr. Peter Lee Ting Chang	2	2
The Hon. Ronald J. Arculli	2	2
Dr. The Hon. Sir David Li Kwok Po	2	2

Key matters reviewed by the Audit Committee during the year were:

- Audited financial statements
- Final and interim results
- Report from the external auditors on the audit of the Group's accounts
- Re-appointment of the external auditors
- External auditors' audit service plan
- Internal audit report
- Compliance report

During the year, the Board has not taken any view that is different from that of the Audit Committee nor rejected any recommendation presented by the Audit Committee.

Remuneration Committee

The Remuneration Committee was established in 2000. A majority of its current members are Independent Non-executive Directors. The members of the Committee are Messrs Peter Lee Ting Chang as Committee Chairman, Ronald J. Arculli and Kuok Khoon Ean.

The Committee determines the remuneration packages of all Executive Directors and senior management of the Group. The Committee also gives recommendations to the Board on the remuneration of Non-executive Directors. The Committee reviews human resources policies of the Group, including retirement benefits and share options under the Company's Share Option Scheme.

The duties of the Remuneration Committee, as set out in its terms of reference, adhere to the code provisions of the Stock Exchange Code.

The Committee meets once a year and at such other time as is necessary. Any Committee member may convene a meeting of the Remuneration Committee.

The number of meetings of the Remuneration Committee held and attended by each of the Remuneration Committee members during the year were:

Directors	Meeting attended	Meeting held during 2006
Mr. Peter Lee Ting Chang	1	1
The Hon. Ronald J. Arculli	1	1
Mr. Kuok Khoon Ean	1	1

Key matters reviewed by the Remuneration Committee during the year were:

- Group's remuneration policy
- Remuneration package of Executive Directors
- Remuneration of Non-executive Directors
- Remuneration package of senior management
- Performance and membership of the Group's retirement plan

Nomination Committee

The Nomination Committee was established in 2005. A majority of its current members are Independent Non-executive Directors. The members of the Committee are Messrs Peter Lee Ting Chang as Committee Chairman, Ronald J. Arculli and Kuok Khoon Ean.

Prior to the establishment of the Nomination Committee, the Board was responsible for agreeing to the appointment of its members and nominating them for election and re-election by the Company's shareholders.

The remit of the Nomination Committee is to identify candidates for appointment to the Board and to review the size, structure and composition of the Board. Before an appointment is made, the Nomination Committee evaluates the balance of skills, knowledge and experience on the Board and, in the light of this evaluation, prepares a description of the role and capabilities required for a particular appointment. If deemed appropriate, external consultants may be used to identify suitable candidates.

The duties of the Nomination Committee, as set out in its terms of reference, adhere to the recommended best practices of the Stock Exchange Code.

The Nomination Committee meets at such time as the Committee Chairman shall require. Any Committee member may convene a meeting of the Nomination Committee.

The number of meetings of the Nomination Committee held and attended by each of the Nomination Committee members during the year were:

Directors	Meeting attended	Meeting held during 2006
Mr. Peter Lee Ting Chang	1	1
The Hon. Ronald J. Arculli	1	1
Mr. Kuok Khoon Ean	1	1

During the year, the Nomination Committee reviewed the size, structure and composition of the Board and recommended to the Board that its current size, structure and composition were suitable for the Company.

MANAGEMENT COMMITTEE

The Management Committee is chaired by the Executive Chairman of the Board and composed of senior executives of the Group and heads of the Group's divisions. Meetings are held regularly to:

- Ensure business activities are coordinated and profitable
- Evaluate business and operating risks
- Review and propose strategic plans to achieve long-term growth and profitability
- Discuss major operating issues
- Review and approve major expenditures
- Approve partnerships, ventures and significant disposal of assets

Each of the Group's divisions also holds weekly or bi-monthly operational meetings with minutes of meetings circulated to the Management Committee.

INTERNAL CONTROLS

The Group has established internal controls in all material aspects of its business including financial, operational, compliance and risk management functions. These internal controls are intended to safeguard the shareholders' investments and the Group's assets. To the extent relevant, the Group's internal controls framework uses aspects from the United Kingdom's Turnbull Guidance and the internal control and risk management framework proposed by the Hong Kong Institute of Certified Public Accountants. A checklist, based on the checklist proposed by the United Kingdom's Turnbull Guidance, has been drawn up by the Company to assist the Directors in their review of the Group's internal control system.

The responsibilities for maintaining the Group's internal controls are divided between the Board and Management. The Board is responsible for setting and reviewing internal control policies to monitor the Group's internal control system. The Board delegates the implementation of these policies to Management. Management is responsible for identifying and evaluating the risks faced by the Group and for designing, operating and monitoring an effective internal control system which implements the policies adopted by the Board.

The Company established an internal audit function in 2005. Regular internal audit reports are presented to and reviewed by the Audit Committee and the Board of Directors.

The Board acknowledges that it is responsible for the Group's system of internal controls and for reviewing its effectiveness. Preliminary reviews of the Group's financial controls, internal control and risk management systems prior to formal reviews by the Board have been delegated to the Audit Committee in accordance with its terms of reference. The Audit Committee reviews the Group's financial controls, internal control and risk management systems at its regular Audit Committee meetings. It should be noted, however, that while a sound and well-designed system of internal controls helps to provide reasonable safeguards to assist the Group in achieving its business objectives, the system itself cannot provide protection with certainty against the Group failing to meet its business objectives or against all material errors, losses, fraud or breaches of laws or regulations. For this reason, the Board's review of the internal controls should not be treated as an absolute assurance that one of the risks mentioned above would not materialize.

The Board reviewed the effectiveness of the Group's material controls, including financial, operational and compliance controls and risk management functions during the year and considered the Group's system of internal controls to be effective.

EXTERNAL AUDITORS

PricewaterhouseCoopers was first appointed as the Group's external auditors in 2001.

During the year, PricewaterhouseCoopers provided the following audit and non-audit services to the Group:

	2006 HK$'000	2005 HK$'000
External audit	**2,940**	2,359
Tax services	**329**	311
Other advisory services	**238**	335

PricewaterhouseCoopers will retire and offer themselves for re-appointment at the annual general meeting of the Company to be held in May 2007.

A statement by PricewaterhouseCoopers about their reporting responsibilities on the financial statements of the Group is set out in the Independent Auditor's Report section of this Annual Report on pages 73 to 74.

CODE OF CONDUCT

We pride ourselves on our integrity and ethical standards. Our reputation is a priceless business asset and fundamentally depends on the fair and honest practices of all employees. We have adopted a Company Code of Conduct ("Code of Conduct") to ensure that all Directors, managers and employees act with integrity. Employees are expected to share the responsibility of maintaining the Group's reputation and their own by performing their duties with objectivity, accuracy, fairness, and by strict compliance with all relevant laws of any applicable jurisdiction and the Code of Conduct. Journalists are also expected to comply with the Hong Kong Journalists Association's Code of Ethics.

The Group has adopted a Protocol on Malpractice Reporting and Investigation which sets out specific procedures facilitating whistle-blowing reports and investigation thereof.

SHAREHOLDER RELATIONS AND SHAREHOLDERS' RIGHTS

All of the Company's shares are ordinary shares carrying equal voting rights. As at the date of this Annual Report, sufficient shares of the Company were on public float as required by the Listing Rules.

The Board and Management recognise their responsibility to look after the interests of the shareholders of the Company. Shareholder relations play an integral part in corporate governance. The Group keeps shareholders informed of its performance, operations and significant business developments by adopting a transparent and timely corporate disclosure policy which complies with the Listing Rules and provides all shareholders equal access to such information.

We report on financial and operating performance to shareholders twice each year through annual and interim reports. We give shareholders the opportunity to raise concerns or propose recommendations to the Board at the Company's annual general meetings. A representative of the Company's external auditors is requested to attend the annual general meetings to answer questions about the external audit and the audit report. Shareholders may visit our website www.scmpgroup.com for up-to-date financial and other information about the Group and its activities.

We host analyst briefings twice a year after the interim and final results are released. In addition, senior management meets regularly with investors to provide information about the Group's performance and business activities. During the year, senior management held 21 group and one-on-one investor meetings.

The Legal and Corporate Secretarial Department and Corporate Communications Department respond to enquiries from shareholders and other interested parties throughout the year. They also present to the Board any enquiry addressed to the Board by any shareholder. Their contact details are set out in the Corporate Information section of this Annual Report on page 121 and our website www.scmpgroup.com.

The Company promotes fair disclosure of information to all investors and care is taken to ensure that analyst briefings and other disclosures made by the Company comply with the Listing Rules' prohibition against selective disclosure of price sensitive information. In addition to statutory reporting obligations, the Group provides timely information about corporate affairs by issuing press releases through the Corporate Communications Department.

From 1990 to 2006, all annual and special general meetings of shareholders held by the Company were attended by the then incumbent chairman of the Board.

Shareholders have specific rights to convene special general meetings under the Company's Bye-Laws. A shareholder or shareholders holding not less than one-tenth of the Company's shares may require the Directors to convene a special general meeting of the Company by depositing a signed requisition at the registered office of the Company stating the purpose of the meeting. Up to the date of this Annual Report, no shareholder has requested the Company to convene a special general meeting.

Any shareholders representing not less than one-twentieth of the total voting rights of all the shareholders having the right to vote at a general meeting or not less than one hundred shareholders may, by a written requisition given to the Company not less than six weeks (in case of a requisition requiring notice of a resolution) or one week (in case of any other requisition) before the general meeting, move a resolution at the general meeting.

The Company held an annual general meeting in May 2006, during which matters including the final dividend distribution, re-election of retiring Directors, authorisation of the Board to fix Directors' fee, re-appointment of external auditors, amendments to the Bye-Laws of the Company, adoption of a new share option scheme, and grant of a general mandate for the issuance and repurchase of Company shares by the Group were presented for shareholders' approval. The amendments to the Company's Bye-Laws were made to comply with the amendments to the Listing Rules which came into effect during the year. During the annual general meeting, details of the poll voting procedures and the rights of shareholders to demand a poll were set out in the circular to shareholders and read out at the meeting. All proposed resolutions were voted by poll and approved by the shareholders present at the meeting. The results of the shareholders' votes were published in the newspaper the following business day.

The Company's next annual general meeting will be held on 28 May 2007 at Island Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Hong Kong.

FINANCIAL HIGHLIGHTS

- **Revenue** **$ 1,213.2 million**
- **Operating profit from principal activities** **$ 377.6 million**
- **Operating profit** **$ 419.6 million**
- **Profit attributable to shareholders** **$ 338.6 million**
- **Earnings per share** **$ 0.22**
- **Total dividend per share** **$ 0.19**

OPERATING RESULTS OF THE GROUP

The Group's consolidated operating results for the years ended 31 December 2006 and 2005 were as follows:

(HK$ millions, except per share amounts)	**2006**	2005	% Change
Revenue	**1,213.2**	1,120.4	8
Staff costs	**(377.1)**	(369.3)	2
Production costs	**(178.3)**	(170.4)	5
Rental and utilities	**(35.2)**	(30.8)	14
Advertising and promotions	**(31.0)**	(30.5)	2
Other operating expenses	**(148.4)**	(154.1)	(4)
Operating costs before depreciation and amortisation	**(770.0)**	(755.1)	2
Depreciation and amortisation	**(65.6)**	(78.0)	(16)
Operating profit from principal activities	**377.6**	287.3	31
Other income	**4.4**	3.8	16
Fair value gain on investment properties	**40.1**	50.4	(20)
Impairment of non-current assets	**(16.2)**	(35.7)	(55)
Gain on disposal of financial assets available for sale	**13.7**	0.7	*
Operating profit	**419.6**	306.5	37
Net interest income/(expense)	**2.1**	(0.1)	*
Share of profits of associates	**5.8**	4.4	32
Income tax expense	**(80.1)**	(58.9)	36
Minority interests	**(8.8)**	(5.5)	60
Profit attributable to shareholders	**338.6**	246.4	37
Earnings per share (HK cents)	**21.7**	15.8	37

* *Represents an increase in excess of 100%*

Revenue rose by 8% to $1.2 billion and operating profits from principal activities increased 31% to $377.6 million, mainly due to the strong notices revenue. Profit attributable to shareholders reached $338.6 million, the highest level in the past six years and a 37% increase year-on-year.

Revenue

The consolidated revenue for the years ended 31 December 2006 and 2005 by business segment and for the Group were as follows:

(HK$ millions)	**2006**	2005	% Change
Newspaper publishing	**1,023.4**	936.6	9
Magazine and book publishing	**148.8**	140.4	6
Investment properties	**17.6**	16.3	8
Video and film post-production	**19.0**	22.6	(16)
Music publishing	**4.4**	4.5	(2)
Total revenue	**1,213.2**	1,120.4	8

Operating Costs and Expenses

Operating costs and expenses for the years ended 31 December 2006 and 2005 were as follows:

(HK$ millions)	**2006**	2005	% Change
Staff costs	**377.1**	369.3	2
Production costs	**178.3**	170.4	5
Rental and utilities	**35.2**	30.8	14
Advertising and promotions	**31.0**	30.5	2
Other operating expenses	**148.4**	154.1	(4)
Depreciation and amortisation	**65.6**	78.0	(16)
Total operating costs and expenses	**835.6**	833.1	-

Increases in staff cost, production cost, and rental and utilities were offset by savings in other operating expenses and lower depreciation. Staff costs increased due to salary increments. Production costs increased 5% due to higher newsprint cost. The average cost of 48.8gsm newsprint rose 9% from US$563 to US$613 per metric ton. Newsprint consumption dropped 2%, with a noticeable reduction in the second half of the year. This is attributable to the more efficient new printing presses and tight monitoring of ad ratios. Rental and utilities expenses rose 14% mainly due to the lease renewal of office premises at a higher rent, rates and utility expenses of vacant properties for lease and for billboards which were constructed in 2006.

Operating Profit and EBITDA

Operating profit and EBITDA for the years ended 31 December 2006 and 2005 by business segment and for the Group were as follows:

	Contribution to EBITDA			Contribution to Operating Profit		
(HK$ millions)	**2006**	2005	% Change	**2006**	2005	% Change
Newspaper publishing	**404.3**	339.3	19	**358.4**	241.4	48
Magazine and book publishing	**24.4**	19.4	26	**23.2**	17.5	33
Investment properties	**12.6**	12.7	(1)	**52.7**	63.1	(16)
Video and film post-production	**0.1**	(7.6)	*	**(16.5)**	(16.9)	(2)
Music publishing	**1.8**	1.5	20	**1.8**	1.4	29
Total	**443.2**	365.3	21	**419.6**	306.5	37

* *Represents an increase in excess of 100%*

FINANCIAL REVIEW BY BUSINESS

Publishing

(HK$ millions)	**2006**	2005	% Change
Revenue			
Newspaper publishing	**1,023.4**	936.6	9
Magazine and book publishing	**148.8**	140.4	6
Total	**1,172.2**	1,077.0	9
EBITDA	**428.7**	358.7	20
Operating profit	**381.6**	258.9	47
Net profit	**313.0**	198.6	58
EBITDA margin	**37%**	33%	
Operating margin	**33%**	24%	

Publishing revenues grew 9% and accounted for 97% of the turnover of the Group. EBITDA and operating profit margin improved significantly because of higher revenue contribution from notices which have higher margins.

The circulation of *South China Morning Post* and *Sunday Morning Post* was stable in the first half and showed a 2% drop in the second half owing to a decline in newsstand sales across the industry. However, lower retail sales was partly offset by gains in subscriptions and hotel sales.

Display advertising revenue increased 10%, outperforming the 4% growth in newspaper ad spending in Hong Kong. Yield was 5% higher year-on-year, following an increase in rate cards at the beginning of the year and strong color ad bookings.

Classified revenue recorded a 13% growth mostly due to the strong growth in notices advertising. Notices revenue from IPOs, results announcements, tenders and other notices rose 42%. Revenue from IPOs doubled year-on-year as a result of an increase in size, number and oversubscription of listings from mainland companies. Revenue from results announcements increased 19% and contributed 6% to the Newspaper Division's advertising revenue in 2006. Other company announcements, like connected parties transactions, discloseable or other major transactions, rose 16% and contributed 6% to the Newspaper Division's advertising revenue in 2006. Recruitment advertising revenue increased 1% despite a 7% drop in number of positions advertised in all recruitment publications, according to Nielsen Media's report.

The Magazine Division posted an 83% increase in net profit due to the strong performance of *Cosmopolitan* and *Harper's Bazaar* and cost cutting at unprofitable titles. *Cosmopolitan* maintained its position as the leading international women's title in the market. *Harper's Bazaar* benefited from higher ad spend by luxury brands.

Investment Properties

(HK$ millions)	**2006**	2005	% Change
Revenue	**17.6**	16.3	8
EBITDA	**12.6**	12.7	(1)
Revaluation surplus	**40.1**	50.4	(20)
Operating profit	**52.7**	63.1	(16)
Net profit	**40.3**	60.9	(34)

The operating profit includes a revaluation surplus of $40.1 million compared with $50.4 million in 2005. Rental income increased due to contribution from billboards.

Video and Film Post-Production

(HK$ millions)	**2006**	2005	% Change
Revenue	**19.0**	22.6	(16)
EBITDA	**0.1**	(7.6)	*
Operating loss	**(16.5)**	(16.9)	(2)
Net loss	**(16.5)**	(14.5)	14

* *Represents an increase in excess of 100%*

The operating loss in 2006 includes a provision for asset impairment of $12.5 million due to the weak operating environment in Guangzhou.

The Hong Kong operation became profitable following a restructuring at the end of 2005. TV commercial and documentary tapes business benefited from strong economic growth while post-production and tape transfer business continued to suffer from the weakness in the local film industry.

Higher losses were incurred in the Guangzhou operation. The business faced aggressive price competition in post-production work from many small post-production houses using unlicensed software and equipment. A restructuring was carried out in mid-2006 to focus on developing higher value added business.

Music Publishing

(HK$ millions)	**2006**	2005	% Change
Revenue	**4.4**	4.5	(2)
EBITDA	**1.8**	1.5	20
Operating profit	**1.8**	1.4	29
Net profit	**1.8**	1.4	29

Net profit increased 29% mainly from the release of DVD & VCD formats of "Anita Mui Final Concert Live" and improved royalty income from industry associations.

LIQUIDITY AND CAPITAL RESOURCES

The Group's main source of liquidity is recurring cash flows from the publishing business which is supplemented from time to time by committed banking facilities. The Group's financial position as at 31 December 2006 and 2005 were as follows:

(HK$ millions)	**2006**	2005	% Change
Cash and bank balances	**255.3**	181.4	41
Bank overdraft	**12.9**	6.7	93
Bank loan – current portion	**2.0**	51.9	(96)
non-current portion	**17.0**	17.0	–
Shareholders' funds	**1,882.8**	1,720.5	9
Ratios:			
Gearing	–	–	
Current ratio	**2.2**	1.7	

As at 31 December 2006, the Group had total borrowings of $31.9 million. Borrowings comprised of a $17.0 million three-year unsecured floating rate loan denominated in Hong Kong dollars, a $2.0 million short-term revolving bank loan and a $12.9 million bank overdraft denominated in Renminbi payable within one year. A $50.0 million unsecured short-term revolving bank loan was paid in 2006. The Group's cash and bank balances are held predominantly in Hong Kong dollars and the Group has no significant exposure to foreign exchange fluctuations.

As at 31 December 2006, the Group had no gearing (after deducting bank balances and deposits). The ratio of current assets to current liabilities was 2.2 times compared with 1.7 times as at 31 December 2005.

The Group expects its beginning cash balances, cash generated from operations and funds available from external sources to be adequate to meet its working capital requirements, repay bank loans, finance planned capital expenditures and pay dividends.

Operating Activities

The newspaper publishing business was the major source of the Group's cash flow from operating activities. Net cash generated from operating activities for the year ended 31 December 2006 was $369.7 million compared with $338.4 million for the same period last year. The higher cash inflow was partly offset by tax payments during the year.

Investment Activities

Net cash inflow from investing activities was $8.3 million compared with a net cash outflow of $98.0 million in 2005. Cash was raised from the sale of investment shares ($19.7 million), dividend income ($7.5 million) and interest income ($5.3 million). These inflows were partially offset by capital expenditures of $24.4 million, of which $12.3 million was spent on (i) development of websites and content management system; (ii) upgrading accounting and magazine circulation systems; and (iii) office renovation and billboard construction work. The balance was spent on computer related equipment and replacement items. Net cash outflow from investing activities of $98.0 million in 2005 was mainly for the purchase of four new printing presses.

Financing Activities

Net cash used in financing activities was $310.4 million, comprising dividend payments of $249.8 million to shareholders of the Group and $7.5 million to a minority shareholder of a subsidiary, and the repayment of a bank loan of $50.0 million.

OUTLOOK

In 2007, the Hong Kong economy is expected to grow although at a more moderate pace than last year. The government forecasts GDP growth at 4.5% to 5%. This favorable economic environment should benefit our publishing business which derives revenues primarily from advertising.

Circulation is expected to be stable although it is declining for the industry as a whole. We expect display advertising to outperform the market due to the attractiveness of the readership profile of our newspaper and magazine titles. The editorial coverage of the newspaper will be strengthened with a focus on China and business coverage. The revamp of our websites and the launch of new digital products will further enhance our digital capabilities.

The most significant risks to continuing growth in our business are the expected loss of revenue from notices when the stock exchange eliminates the requirement for listed companies to publish announcements in newspapers, the volatile nature of revenue from IPOs which are outside our control and the online trend in recruitment advertising and its effect on the established print recruitment advertising business.

Our focus in 2007 and beyond is to play on our strengths in our core publishing business where there is still much that can be done to generate reliable profits and cash flow, while carefully developing new multimedia products and business models that would be future growth drivers for the Group.

Directors' Report

The Directors are pleased to submit their report together with the audited financial statements of SCMP Group Limited (the "Company") and its subsidiaries (collectively the "Group") for the year ended 31 December 2006.

PRINCIPAL ACTIVITIES AND SEGMENT INFORMATION

The Company is an investment holding company. The principal activities of the Group during the year comprised the publishing, printing and distribution of the *South China Morning Post*, *Sunday Morning Post* and other print and digital publications. The Group was also involved in video and film post-production, property investment and music publishing through its subsidiaries.

An analysis of the Group's performance for the year by business segment is set out in note 5 to the financial statements.

MAJOR SUPPLIERS AND CUSTOMERS

During the year, whilst the Group purchased more than 30% of its goods from its five largest suppliers, sales to the five largest customers accounted for less than 30% of the total sales for the year.

The percentages of purchases and sales for the year attributable to the Group's major suppliers and customers are as follows:

Purchase	
– the largest supplier	18.9%
– five largest suppliers combined	58.0%
Sales	
– the largest customer	3.5%
– five largest customers combined	15.4%

Brandes Investment Partners, L.P., a substantial shareholder of the Company, informed the Company that as at 31 December 2006, it held 1.6% of the issued capital of the holding company of the above-mentioned largest supplier.

Save from the above and as far as the Directors are aware, neither the Directors, their associates, nor shareholders who own more than 5% of the Company's share capital had any interest in the five largest suppliers and customers.

FINANCIAL RESULTS

The profit of the Group for the year and the state of affairs of the Company and the Group as at 31 December 2006 are set out in the financial statements on pages 75 to 79.

DIVIDEND

During the year, an interim dividend of HK6 cents per share was paid. The Directors recommend the payment of a final dividend of HK13 cents per share in respect of the year ended 31 December 2006 to the shareholders whose names appear on the register of members of the Company on Friday, 25 May 2007.

FIVE YEAR FINANCIAL SUMMARY

The summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 120.

PROPERTY, PLANT AND EQUIPMENT AND INVESTMENT PROPERTIES

Movements in the property, plant and equipment and details of investment properties of the Group are disclosed in note 6 and note 7 to the financial statements, respectively.

SUBSIDIARIES

Particulars of the Company's principal subsidiaries as at 31 December 2006 are set out in note 31 to the financial statements.

ASSOCIATES

Particulars of the Group's principal associates as at 31 December 2006 are set out in note 31 to the financial statements.

BANK LOANS

Particulars of bank loans of the Group as at the balance sheet date are set out in note 17 to the financial statements.

SHARE CAPITAL

Details of the authorised and issued share capital of the Company are set out in note 15 to the financial statements.

DISTRIBUTABLE RESERVES

Details of the reserves of the Company available for distribution to shareholders as at 31 December 2006 are set out in note 16 to the financial statements.

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company's Bye-Laws or the laws in Bermuda which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

RESERVES

Movements in the reserves of the Company are disclosed in note 16 to the financial statements. Movements in the reserves of the Group are disclosed in the consolidated statement of changes in equity on page 77.

CHARITABLE DONATIONS

During the year, the Group made charitable donations totaling HK$888,560.

DIRECTORS

The Directors who held office during the year and up to the date of this report were:

Executive Directors
Mr. Kuok Khoon Ean Chairman
Ms. Kuok Hui Kwong

Non-executive Directors
Mr. Roberto V. Ongpin Deputy Chairman
Tan Sri Dr. Khoo Kay Peng
Mr. Robert Ng Chee Siong

Independent Non-executive Directors
The Hon. Ronald J. Arculli
Mr. Peter Lee Ting Chang
Dr. The Hon. Sir David Li Kwok Po

In accordance with Bye-Law 99 of the Company's Bye-Laws, Tan Sri Dr. Khoo Kay Peng, Mr. Peter Lee Ting Chang and Mr. Robert Ng Chee Siong shall retire by rotation and are eligible for re-election at the forthcoming Annual General Meeting of the Company.

Subsequent to the date of this report, the Board approved the appointment of Mr. Wong Kai Man as an Independent Non-executive Director to take effect from 2 April 2007. In accordance with Bye-Law 102(B) of the Company's Bye-Laws, Mr. Wong shall hold office until the conclusion of the forthcoming Annual General Meeting of the Company and is eligible for re-election at the meeting.

DIRECTORS' INTERESTS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 31 December 2006, the Directors of the Company had the following interests or short positions in shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept under Section 352 of the SFO or as notified to the Company and the Hong Kong Stock Exchange (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") or as otherwise notified to the Company:

	Ordinary shares of the Company		
Name of Director	Capacity/ Nature of interests	Number of shares held	Approximate % of issued share capital *
Mr. Kuok Khoon Ean (Note 1)	Corporate	340,000	0.022%
Tan Sri Dr. Khoo Kay Peng (Note 2)	Corporate	27,243,145	1.745%
Dr. The Hon. Sir David Li Kwok Po	Personal	4,778,000	0.306%

Notes:
1. The interests in the 340,000 shares are in respect of deemed corporate interests held by Mr. Kuok Khoon Ean through Allerlon Limited, which is wholly owned by Mr. Kuok and his spouse.

2. In the notification filed by Tan Sri Dr. Khoo Kay Peng with the Company and the Stock Exchange on 27 December 2006, Dr. Khoo held 28,831,145 shares (representing approximately 1.847% of the Company's issued share capital). In the notification filed by Dr. Khoo with the Company and the Stock Exchange on 3 January 2007, Dr. Khoo held 27,233,145 shares (representing approximately 1.745% of the Company's issued share capital). The Company has been notified informally that as at 31 December 2006, Dr. Khoo held 27,243,145 shares (representing approximately 1.745% of the Company's issued share capital), which change was included in Dr. Khoo's notification filed on 3 January 2007. The interests in the 27,243,145 shares are in respect of deemed corporate interests held by Dr. Khoo through (i) MUI Media Ltd. as to 11,093,145 shares and (ii) Bonham Industries Limited as to 16,150,000 shares. As at 31 December 2006, Dr. Khoo was deemed to have an interest in approximately 32.35% of the issued capital of Pan Malaysian Industries Berhad which in turn holds approximately 46.56% of the issued capital of Malayan United Industries Berhad ("MUI Berhad"). MUI Media Ltd. is wholly owned by MUI Berhad. As at 31 December 2006, Dr. Khoo held 99.9% of the entire issued capital of Bonham Industries Limited.

* *Approximate percentage calculated based on the 1,560,945,596 ordinary shares of the Company in issue as at 31 December 2006.*

All the interests stated above represent long positions in the shares of the Company.

Save as stated above, none of the Directors (including their spouses and children under 18 years of age) had been granted by the Company or had exercised any rights to subscribe for shares or debentures of the Company or any of its associated corporations during the year.

Apart from the aforesaid, as at 31 December 2006, none of the Directors of the Company had any interest or short position in any shares, underlying shares and debentures of the Company or any associated corporations (within the meaning of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

SUBSTANTIAL INTERESTS IN SHARE CAPITAL

As at 31 December 2006, the following persons (other than Directors of the Company) had interests or short positions in the shares and underlying shares of the Company representing 5% or more of the voting power at any general meeting of the Company as recorded in the register required to be kept under Section 336 of the SFO:

Name	Capacity/ Nature of interests	Number of ordinary shares held	Approximate % of issued share capital *
Kerry Media Limited (Note 1)	Beneficial owner	524,730,000	33.62%
Kerry 1989 (C.I.) Limited (Note 2)	Interest of controlled corporations	525,036,000	33.64%
Kerry Holdings Limited (Notes 3 & 4)	Interest of controlled corporations	594,576,000	38.09%
Kerry Group Limited (Note 4)	Interest of controlled corporations	594,576,000	38.09%
Silchester International Investors Limited (Notes 5 & 7)	Investment manager	203,005,000	13.01%
Brandes Investment Partners, L.P. (Note 5)	Investment manager	177,865,278	11.39%
The Northern Trust Company (Note 6)	Approved lending agent	109,705,447	7.03%
Harris Associates L.P. (Notes 5 & 8)	Investment manager	101,304,000	6.49%
Sprucegrove Investment Management Ltd. (Notes 5 & 9)	Investment manager	88,163,000	5.65%

Notes:

1. The interests in the 524,730,000 shares held by Kerry Media Limited are duplicated in the respective interests reported above for Kerry 1989 (C.I.) Limited, Kerry Holdings Limited and Kerry Group Limited.

2. The interests in the 525,036,000 shares held by Kerry 1989 (C.I.) Limited are duplicated in the respective interests reported above for Kerry Holdings Limited and Kerry Group Limited.

3. The interests in the 594,576,000 shares held by Kerry Holdings Limited are duplicated in the interests reported above for Kerry Group Limited.

4. The Company has been notified informally that as at 31 December 2006, Kerry Group Limited and Kerry Holdings Limited were interested in 606,372,000 shares (representing approximately 38.85% of the Company's issued share capital) and this increase in shareholding was not required to be disclosed under Part XV of the SFO.

5. Investment manager acting on behalf of clients and not connected with the Company.

6. Approved lending agent and not connected with the Company.

7. Silchester International Investors Limited has informally notified the Company that as at 31 December 2006, it held 215,251,000 shares (representing approximately 13.79% of the Company's issued share capital) and this increase in shareholding was not required to be disclosed under Part XV of the SFO.

8. Harris Associates L.P. has informally notified the Company that as at 31 December 2006, it held 103,676,000 shares (representing approximately 6.64% of the Company's issued share capital) and this increase in shareholding was not required to be disclosed under Part XV of the SFO.

9. Sprucegrove Investment Management Ltd. has informally notified the Company that as at 31 December 2006, it held 84,456,000 shares (representing approximately 5.41% of the Company's issued share capital) and this decrease in shareholding was not required to be disclosed under Part XV of the SFO.

* *Approximate percentage calculated based on the 1,560,945,596 ordinary shares of the Company in issue as at 31 December 2006.*

All the interests stated above represent long positions in the shares of the Company.

Save as stated above, as at 31 December 2006, the Company had not been notified of any interests and short positions in the shares and underlying shares of the Company which had been recorded in the register required to be kept under Section 336 of the SFO.

SHARE OPTION SCHEMES

(1) Summary of terms

It is a part of the Group's policy to reward employees for their past contributions to the Group and motivate them to optimize their future contributions and enable the Group to attract and retain individuals with experience and ability.

The Company has two share option schemes. A share option scheme (the "Current Scheme") was approved by shareholders on 27 October 1997 (the "Effective Date") and was amended with shareholders' approval on 6 November 2000 and further amended at the annual general meeting held on 29 May 2002 in conformity with the amended Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The Current Scheme will expire on 27 October 2007. Another share option scheme (the "New Scheme") was approved at the annual general meeting of the Company held on 25 May 2006 (the "Adoption Date").

Under the Current Scheme and the New Scheme (together as "the Schemes"), the Board of Directors of the Company (the "Board") may grant options to subscribe for shares of the Company to any full-time employee or Executive Director of the Company or any of its subsidiaries (the "Executive").

The subscription price of the options pursuant to the Schemes shall not be less than whichever is the highest of: (i) the nominal value of a share of the Company; (ii) the closing price of a share of the Company as stated in the daily quotation sheet of the Stock Exchange on the date of the Board's approval of grant of the option (the "Offer Date"); and (iii) the average of the closing prices of a share of the Company in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the Offer Date. An offer of the grant of an option shall remain open for acceptance by the Executive concerned at no consideration for a period of 28 days from the date on which an option is offered to the Executive.

Under the Current Scheme, no option may be exercised earlier than one year after it has been granted or later than ten years after the Effective Date, i.e. 27 October 2007. The remaining life of the Current Scheme is up to 27 October 2007. Hence, no option can be granted under the Current Scheme on or after 27 October 2006. The maximum number of shares of the Company which may be issued upon exercise of all options to be granted under the Current Scheme may not exceed 10% of the shares of the Company in issue as at 29 May 2002. As at the date of this report, the Directors have granted options pursuant to the Current Scheme to subscribe for a total of 22,867,500 shares, of which options to subscribe for a total of 1,435,000 shares and a total of 14,769,500 shares have so far exercised and lapsed, respectively. No options have been cancelled under the Current Scheme since its adoption by shareholders. Consequently, as at the date of this report, options to subscribe for an aggregate of 6,663,000 shares remain outstanding under the Current Scheme, representing approximately 0.43% of the issued share capital of the Company as at the date of this report.

Under the New Scheme, no option may be exercised earlier than one year after it has been granted or later than ten years after the Adoption Date, i.e. 25 May 2016. The remaining life of the New Scheme is up to 25 May 2016. The maximum number of shares of the Company which may be issued upon exercise of all options to be granted under the New Scheme (when aggregated with shares to be issued upon exercise of options granted under any other share option scheme of the Company) may not exceed 10% of the shares of the Company in issue as at 25 May 2006. As at the date of this report, the total number of shares available for issue under the New Scheme was 147,996,559, representing approximately 9.48% of the issued share capital of the Company as at the date of this report.

The maximum number of shares of the Company issued and to be issued upon exercise of the options granted to any one Executive (including exercised and outstanding options) under the Schemes or any one of them in any 12-month period shall not exceed 1% of the shares of the Company in issue from time to time.

None of the substantial shareholders of the Company has been granted any share option under the Schemes. None of the suppliers of goods or services to the Group has been granted any share option under the Schemes. No participant of the Current Scheme or the New Scheme has been granted share options in excess of the maximum entitlement of each participant.

(2) Movements of options granted

The outstanding shares in respect of options granted under the Current Scheme as at 31 December 2006 are summarised below:

	Number of shares in respect of options granted
Outstanding at 1 January 2006	7,353,000
Granted during the year	–
Exercised during the year	–
Cancelled during the year	–
Lapsed during the year	(560,000)
Outstanding at 31 December 2006	6,793,000

Details of the movements during the year in the share options granted under the Current Scheme are as follows:

(i) Options granted to Directors

None of the Directors of the Company has been granted any share option under the Current Scheme.

(ii) Options granted to employees

			Number of shares involved in the options				
Date of grant	Exercise period	Exercise price/share HK$	Outstanding at 01/01/2006	Granted during the year	Exercised during the year	Lapsed during the year	Outstanding at 31/12/2006
02/08/1999	02/08/2000 – 27/10/2007	5.00	1,092,500	–	–	–	1,092,500
11/01/2000	11/01/2001 – 27/10/2007	5.51	880,500	–	–	(140,000)	740,500
20/04/2000	20/04/2001 – 27/10/2007	6.05	3,260,000	–	–	(270,000)	2,990,000
28/06/2001	28/06/2002 – 27/10/2007	4.95	420,000	–	–	–	420,000
23/09/2003	23/09/2004 – 27/10/2007	3.90	1,700,000	–	–	(150,000)	1,550,000
Total			7,353,000	–	–	(560,000)	6,793,000

During the year, no share option was granted, exercised, cancelled or lapsed under the New Scheme. No share option was outstanding under the New Scheme as at 31 December 2006.

DIRECTORS' INTEREST IN COMPETING BUSINESS

Mr. Robert Ng Chee Siong, a Non-executive Director of the Company, informed the Board that as at 31 December 2006, he held interests and/or directorships in companies engaged in businesses of property investment, development and management and operation of hotels in Hong Kong.

The Board is satisfied that property investment, development and management and operation of hotels do not form part of the Company's core business. Publishing remains the core business and focus of the Company.

Save as stated above, none of the Directors of the Company has any interest in a business which competes or is likely to compete with the business of the Group during the year.

DIRECTORS' INTERESTS IN CONTRACTS

No contract of significance in relation to the Group's business to which the Company or any of its subsidiaries was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

DIRECTORS' SERVICE CONTRACTS

No Director proposed to be re-elected at the forthcoming Annual General Meeting has an unexpired service contract with the Group, which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

MANAGEMENT CONTRACTS

No contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the year.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES AS AT 31 DECEMBER 2006

Save as disclosed herein, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the Directors to acquire benefits by means of acquisition of shares in, or debentures of, the Company or any other body corporate.

CONNECTED TRANSACTIONS

During the year, the Company and its subsidiaries had certain transactions which constituted connected transactions under Chapter 14A of the Listing Rules.

South China Morning Post Publishers Limited ("SCMPP"), a subsidiary of the Company, had the following connected transaction and continuing connected transactions with subsidiaries of Kerry Group Limited, a substantial shareholder of the Company as defined in the Listing Rules. Details of the transactions are set out below:

A Transactions in respect of the financial year ended 31 December 2006

(1) Connected Transaction

An agreement dated 12 April 2006 made between SCMPP and Kerry Properties Limited ("Kerry Properties") which is a subsidiary of Kerry Group Limited, whereby SCMPP was engaged to publish three issues of "The Dress Circle" magazine for Kerry Properties.

Under the above agreement A(1), the service fee was determined based on the editorial cost, project management cost, printing and other production costs involved. A maximum total service fee of HK$1,821,000 (HK$607,000 for each of the three issues) was payable by Kerry Properties to SCMPP.

The above agreement A(1) has been fully performed with three issues of the magazine published in May 2006, September 2006 and February 2007. The aggregate amount received or receivable pursuant to the agreement amounted to HK$1,794,384.

(2) Continuing Connected Transactions

(i) Advertising Services

(a) An agreement dated 23 December 2005 made between SCMPP and Kerry Holdings Limited ("Kerry Holdings"), a subsidiary of Kerry Group Limited, whereby SCMPP agreed to provide classified advertising and corporate notices services to Kerry Holdings and Kerry Group Limited and its subsidiaries ("Kerry Group") for a term of one year from 1 January 2006 to 31 December 2006.

(b) An agreement dated 23 December 2005 made between SCMPP and Kerry Holdings whereby SCMPP agreed to provide display advertising services to Kerry Holdings and other companies in the Kerry Group for a term of one year from 1 January 2006 to 31 December 2006.

The service fees payable pursuant to the above agreements A(2)(i)(a) and A(2)(i)(b) were payable in cash or by cheque by the end of the month following the month in which SCMPP issued invoices.

The aggregate amount of service fees received or receivable pursuant to the above agreements A(2)(i)(a) and A(2)(i)(b) for the financial year ended 31 December 2006 amounted to HK$4,330,456.

(ii) Publication Services

An agreement dated 14 October 2004 made between SCMPP and Kerry Properties, whereby SCMPP was engaged to publish four issues of "The Dress Circle" magazine for Kerry Properties. The agreement has been fully performed with four issues of the magazine published in December 2004, April 2005, August 2005 and January 2006.

The fee payable pursuant to the above agreement A(2)(ii) was payable by the end of the month following the month in which SCMPP issued invoices.

The total amount received pursuant to the above agreement A(2)(ii) was HK$1,999,405, of which HK$498,305, HK$989,100 and HK$512,000 were received for the financial years ended 31 December 2004, 2005 and 2006, respectively.

In accordance with Rule 14A.37, Chapter 14A of the Listing Rules, the Directors (including Independent Non-executive Directors) of the Company have reviewed the above continuing connected transactions (the "Transactions") and confirm that the Transactions were entered into:

(a) in the ordinary and usual course of business of the Group;

(b) on normal commercial terms; and

(c) in accordance with the relevant agreements on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The Auditors of the Company have also reviewed the Transactions and confirmed to the Directors in writing that:

(a) the Transactions have been approved by the Board of Directors of the Company;

(b) the Transactions are in accordance with the pricing policy of the Group;

(c) the Transactions have been entered into in accordance with the relevant agreements governing the Transactions; and

(d) the aggregate amount received under the above agreements A(2)(i)(a) and A(2)(i)(b) for the financial year ended 31 December 2006 does not exceed the annual cap of HK$7 million as stated in the Company's announcement dated 23 December 2005.

B Transactions in respect of the financial year ending 31 December 2007

(1) Connected Transaction

An agreement dated 12 January 2007 made between SCMPP and Kerry Properties, whereby SCMPP will publish three issues of "The Dress Circle" magazine for Kerry Properties.

Under the above agreement B(1), the service fees were determined based on the editorial cost, project management cost, printing and other production costs involved. A maximum total service fee of HK$1,821,000 (HK$607,000 for each of the three issues) will be payable by Kerry Properties to SCMPP.

(2) Continuing Connected Transactions

(a) An agreement dated 13 December 2006 made between SCMPP and Kerry Holdings whereby SCMPP agreed to provide classified advertising and corporate notices services to Kerry Holdings and other companies in the Kerry Group for the period from 1 January 2007 to 31 December 2007.

(b) An agreement dated 13 December 2006 made between SCMPP and Kerry Holdings whereby SCMPP agreed to provide display advertising services to Kerry Holdings and other companies in the Kerry Group for the period from 1 January 2007 to 31 December 2007.

(c) An agreement dated 13 December 2006 made between SCMPP and the advertising agent of Shangri-La International Hotel Management Limited, an indirect wholly-owned subsidiary of Shangri-La Asia Limited which is an associate (as defined in the Listing Rules) of Kerry Group Limited, whereby SCMPP agreed to provide advertising services to Shangri-La hotels and resorts for the period from 1 January 2007 to 31 December 2007.

The service fees payable pursuant to the above agreements B(2)(a) to B(2)(c) are payable in cash or by cheque by the end of the month following the month in which SCMPP issued invoices.

The Company expects that the maximum aggregate amount of service fees receivable under the above agreements B(2)(a) to B(2)(c) for the financial year ending 31 December 2007 to be HK$7 million as stated in the Company's announcement dated 13 December 2006.

All the above connected transactions and continuing connected transactions have been disclosed in accordance with Rules 14A.32 and 14A.35, Chapter 14A of the Listing Rules, respectively.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the year.

VALUATION OF PUBLISHING TITLES

The Company has appointed American Appraisal China Limited (the "Valuer"), an independent valuer, to value two of the Group's publishing titles, *South China Morning Post* and *Sunday Morning Post* (the "Publishing Titles") on an open market basis. The Valuer had valued the Publishing Titles at HK$4.369 billion as at 31 December 2004. The Directors have adopted the Valuer's valuation in their annual valuation of the Publishing Titles as at 31 December 2006.

The valuation is not reflected in the financial statements as the accounting principles generally accepted in Hong Kong and the accounting policies of the Company require publishing titles with indefinite useful lives to be stated at cost less impairment losses.

CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Board of Directors of the Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules as the code for securities transactions by Directors of the Company. All Directors of the Company have confirmed their compliance with the required standard set out in the Model Code during the year.

CORPORATE GOVERNANCE

The Company is committed to maintaining a high standard of corporate governance. Details of the Company's corporate governance practices are set out in the "Corporate Governance" section of this Annual Report on pages 48 to 55.

AUDITORS

The financial statements have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board
Kuok Khoon Ean
Chairman

Hong Kong, 26 March 2007

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central, Hong Kong
Telephone: (852) 2289 8888
Facsimile: (852) 2810 9888

INDEPENDENT AUDITOR'S REPORT
TO THE SHAREHOLDERS OF SCMP GROUP LIMITED
(incorporated in Bermuda with limited liability)

We have audited the consolidated financial statements of SCMP Group Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 75 to 119, which comprise the consolidated and company balance sheets as at 31 December 2006, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 90 of the Companies Act 1981 of Bermuda, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the financial statements.

Independent Auditor's Report

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2006 and of the profit and cash flows of the Group for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 26 March 2007

CONSOLIDATED BALANCE SHEET

As at 31 December 2006

	Notes	**2006 HK$'000**	2005 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment	6	**566,953**	623,025
Investment properties	7	**773,800**	733,000
Lease premium for land	8	**32,609**	33,630
Intangible assets	9	**34,920**	35,791
Interests in associates	11	**53,169**	45,443
Available-for-sale financial assets	12	**208,516**	147,828
Defined benefit plan's assets	27(a)	**39,611**	33,539
		1,709,578	1,652,256
Current assets			
Inventories	13	**29,252**	38,418
Accounts receivable	14	**281,771**	245,217
Prepayments, deposits and other receivables		**17,028**	20,814
Cash and bank balances	30(c)	**255,306**	181,449
		583,357	485,898
Total assets		**2,292,935**	2,138,154
EQUITY			
Capital and reserves			
Share capital	15	**156,095**	156,095
Reserves		**1,523,737**	1,408,314
Proposed dividend		**202,923**	156,095
	16(a)	**1,726,660**	1,564,409
Shareholders' funds		**1,882,755**	1,720,504
Minority interests		**11,832**	10,406
Total equity		**1,894,587**	1,730,910
LIABILITIES			
Non-current liabilities			
Long-term bank loan, unsecured	17	**17,000**	17,000
Deferred income tax liabilities	18	**111,833**	105,461
		128,833	122,461
Current liabilities			
Accounts payable and accrued liabilities	19	**149,881**	134,996
Subscriptions in advance		**23,037**	24,431
Current income tax liabilities		**81,672**	66,725
Short-term bank loan, unsecured	17	**1,990**	51,918
Bank overdraft, secured	17	**12,935**	6,713
		269,515	284,783
Total liabilities		**398,348**	407,244
Total equity and liabilities		**2,292,935**	2,138,154
Net current assets		**313,842**	201,115
Total assets less current liabilities		**2,023,420**	1,853,371

Kuok Khoon Ean
Chairman

Peter Lee Ting Chang
Director

CONSOLIDATED INCOME STATEMENT

Year ended 31 December 2006

	Notes	**2006 HK$'000**	2005 HK$'000
Revenue	5	**1,213,156**	1,120,376
Other income		**4,436**	3,858
Staff costs	20	**(377,084)**	(369,291)
Cost of production materials		**(178,350)**	(170,377)
Rental and utilities		**(35,226)**	(30,842)
Depreciation and amortisation		**(65,609)**	(77,955)
Advertising and promotion		**(30,989)**	(30,535)
Other operating expenses		**(148,341)**	(154,066)
Fair value gain on investment properties		**40,070**	50,400
Gain on disposal of available-for-sale financial assets		**13,680**	711
Impairment of non-current assets		**(16,186)**	(35,704)
Operating profit	21	**419,557**	306,575
Net interest income / (expense)	22	**2,128**	(131)
Share of profits of associates		**5,790**	4,410
Profit before income tax		**427,475**	310,854
Income tax expense	23	**(80,047)**	(58,971)
Profit for the year		**347,428**	251,883
Attributable to:			
Shareholders	24	**338,584**	246,357
Minority interests		**8,844**	5,526
		347,428	251,883
Dividends	25	**296,580**	234,142
Earnings per share			
Basic and diluted	26	**21.69 cents**	15.78 cents

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended 31 December 2006

	Attributable to shareholders									
	Share capital and share premium HK$'000	Contributed surplus HK$'000	Investment revaluation reserve HK$'000	Asset revaluation reserve HK$'000	Hedging reserve HK$'000	Translation reserve HK$'000	Retained profits HK$'000	Total shareholders' funds HK$'000	Minority interests HK$'000	Total equity HK$'000
Balance at 1 January 2005	197,066	1,021,767	70,608	1,325	–	(34,380)	428,554	1,684,940	12,320	1,697,260
Available-for-sale financial assets										
– Fair value gain taken to equity	–	–	22,603	–	–	–	–	22,603	–	22,603
– Transfer to profit or loss on disposal	–	–	5	–	–	–	–	5	–	5
Exchange differences on consolidation	–	–	–	–	–	(1,558)	–	(1,558)	60	(1,498)
Fair value gain on leasehold building	–	–	–	3,000	–	–	–	3,000	–	3,000
Deferred income tax directly charged to reserve	–	–	–	(701)	–	–	–	(701)	–	(701)
Loss on cash flow hedges	–	–	–	–	(3,748)	–	–	(3,748)	–	(3,748)
Transfer to initial carrying amount of property, plant and equipment	–	–	–	–	3,748	–	–	3,748	–	3,748
Net income/(expense) recognised directly in equity	–	–	22,608	2,299	–	(1,558)	–	23,349	60	23,409
Profit for the year	–	–	–	–	–	–	246,357	246,357	5,526	251,883
Total recognised income/(expense) for the year	–	–	22,608	2,299	–	(1,558)	246,357	269,706	5,586	275,292
Dividends	–	(156,095)	–	–	–	–	(78,047)	(234,142)	(7,500)	(241,642)
Balance at 31 December 2005	197,066	865,672	93,216	3,624	–	(35,938)	596,864	1,720,504	10,406	1,730,910
Balance at 1 January 2006	**197,066**	**865,672**	**93,216**	**3,624**	**–**	**(35,938)**	**596,864**	**1,720,504**	**10,406**	**1,730,910**
Available-for-sale financial assets										
– Fair value gain taken to equity	–	–	**76,248**	–	–	–	–	**76,248**	–	**76,248**
– Transfer to profit or loss on disposal	–	–	**(9,662)**	–	–	–	–	**(9,662)**	–	**(9,662)**
Exchange differences on consolidation	–	–	–	–	–	**6,833**	–	**6,833**	**82**	**6,915**
Net income recognised directly in equity	–	–	**66,586**	–	–	**6,833**	–	**73,419**	**82**	**73,501**
Profit for the year	–	–	–	–	–	–	**338,584**	**338,584**	**8,844**	**347,428**
Total recognised income for the year	–	–	**66,586**	–	–	**6,833**	**338,584**	**412,003**	**8,926**	**420,929**
Dividends	–	–	–	–	–	–	**(249,752)**	**(249,752)**	**(7,500)**	**(257,252)**
Balance at 31 December 2006	**197,066**	**865,672**	**159,802**	**3,624**	**–**	**(29,105)**	**685,696**	**1,882,755**	**11,832**	**1,894,587**

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2006

	Notes	**2006 HK$'000**	2005 HK$'000
Cash flows from operating activities			
Cash generated from operations	30(a)	**428,465**	346,556
Hong Kong profits tax paid		**(58,243)**	(7,558)
Overseas tax paid		**(485)**	(555)
Net cash generated from operating activities		**369,737**	338,443
Cash flows from investing activities			
Purchase of property, plant and equipment and intangible assets		**(24,415)**	(110,945)
Purchase of additional interests in an associate		**-**	(6,963)
Interest received		**5,297**	6,630
Dividends received from:			
Listed investments		**2,612**	2,463
Associates		**4,855**	5,547
Proceeds from disposal of a discontinued operation		**-**	4,091
Proceeds from sale of available-for-sale financial assets		**19,744**	951
Proceeds from sale of property, plant and equipment		**226**	267
Net cash generated from / (used in) investing activities		**8,319**	(97,959)
Cash flows from financing activities			
Repayment of long-term bank loans	30(b)	**(50,000)**	(230,000)
Drawdown of short-term bank loans	30(b)	**-**	51,918
Dividends paid to a minority shareholder of a subsidiary	30(b)	**(7,500)**	(7,500)
Dividends paid	25	**(249,752)**	(234,142)
Interest paid		**(3,169)**	(6,761)
Net cash used in financing activities		**(310,421)**	(426,485)
Net increase/(decrease) in cash and cash equivalents		**67,635**	(186,001)
Cash and cash equivalents at 1 January		**174,736**	360,737
Cash and cash equivalents at 31 December		**242,371**	174,736
Analysis of cash and cash equivalents			
Cash and bank balances	30(c)	**255,306**	181,449
Bank overdraft		**(12,935)**	(6,713)
		242,371	174,736

BALANCE SHEET

As at 31 December 2006

	Notes	**2006 HK$'000**	2005 HK$'000
ASSETS			
Non-current assets			
Interests in subsidiaries	10	**1,360,422**	1,515,703
Current assets			
Cash and bank balances	30(c)	**609**	610
Total assets		**1,361,031**	1,516,313
EQUITY			
Capital and reserves			
Share capital	15	**156,095**	156,095
Reserves		**1,002,013**	1,204,123
Proposed dividend		**202,923**	156,095
	16(b)	**1,204,936**	1,360,218
Total equity		**1,361,031**	1,516,313

Kuok Khoon Ean
Chairman

Peter Lee Ting Chang
Director

NOTES TO THE FINANCIAL STATEMENTS

1. CORPORATE INFORMATION

The Company is incorporated in Bermuda as an exempted company with limited liability. Its principal place of business is Morning Post Centre, 22 Dai Fat Street, Tai Po Industrial Estate, New Territories, Hong Kong.

The Company acted as an investment holding company during the year. The principal activities of the Group during the year comprised the publishing, printing, and distribution of the *South China Morning Post*, *Sunday Morning Post* and other print and digital publications, video and film post-production, properties investment and music publishing.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Basis of preparation

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). They have been prepared under the historical cost convention, as modified by the revaluation of investment properties, certain properties and available-for-sale financial assets, as further explained below.

(b) The adoption of new/revised HKFRS

HKICPA has issued a number of new standards, amendments to standards and interpretations that have become effective for the year ended 31 December 2006, including the following that are relevant to the Group's operations:

HKAS 19 Amendment:	Actuarial Gains and Losses, Group Plan and Disclosures
HKAS 21 Amendment:	Net Investment in a Foreign Operation
HKAS 39 Amendment:	The Fair Value Option
HKAS 39 Amendment:	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
HK(IFRIC)-Int 4:	Determining Whether an Arrangement Contains a Lease

These amendments to standards and interpretations had no material impact on the Group's results and financial position except for HKAS 19 Amendment which introduced some changes in the disclosure requirements for defined benefit retirement schemes. These changes have been reflected in these financial statements.

(c) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31 December.

(i) Subsidiaries

Subsidiaries are entities over which the Group has the power to govern the financial and operating policies so as to obtain benefits from their activities. This power is deemed to exist when the Group has a shareholding of more than one half of the voting rights in an entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired is recognised as goodwill. If the cost of acquisition is less than the Group's share of the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and statement of changes in equity within equity, separately from equity attributable to the shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated income statement as an allocation of the total profit for the year between minority interests and the shareholders of the Company.

Interests in subsidiaries in the Company's balance sheet are stated at cost less accumulated impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.

(ii) *Associates*

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group's share of the post-acquisition profits or losses and post-acquisition movements in reserves of associates is included in the consolidated income statement and consolidated reserves, respectively. The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets of the associates under the equity method of accounting less accumulated impairment losses which are deemed necessary by the Directors.

(d) Revenue recognition

Revenue is recognised when it is probable that the future economic benefits will flow to the Group and when these benefits can be measured reliably, on the following bases:

(i) on the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer provided that the Group retains neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

(ii) newspaper advertisements and other services, based on the period in which such services are rendered;

(iii) rental income, in the period in which the properties are let out and on the straight-line basis over the lease terms.

(e) Employee benefits

(i) *Employee retirement schemes*

The Group operates four staff retirement schemes comprising a defined benefit pension ("DB") scheme, a defined contribution pension ("DC") scheme, a Mandatory Provident Fund ("MPF") and a Top-up ("Top-up") scheme for its employees, the assets of which are held separately from those of the Group in independently administered funds. The retirement schemes are generally funded by payments from employees and by the relevant Group companies.

Contributions to the DC, MPF and Top-up schemes are charged to the income statement as incurred. For the DC and Top-up schemes, the amounts charged to the income statement may be reduced by contributions forfeited by employees who leave these schemes prior to vesting fully in the contributions.

The Group's contributions to the DB scheme are made based on the periodic recommendations of independent qualified actuaries. Pension cost are assessed using the projected unit credit method: the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of the plans. The pension obligation is measured as the present value of the estimated future cash outflows by reference to market yields of Government securities which have similar terms as the related liabilities. Actuarial gains and losses are recognised in the income statement over the average remaining service lives of employees. Past service costs are recognised as an expense on a straight-line basis over the average period until the benefits become vested.

(ii) *Share-based compensation*

The Company has two share option schemes which are parts of remuneration policy with rewards determined based upon the performance of the Group and individual employees. The fair value of the employee services received in exchange for the grant of options is recognised as an expense in the income statement and credited to the employee share-based compensation reserve. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, taking into account the market vesting conditions. At each balance sheet date, the Group revises its estimates of the number of options that are expected to become exercisable, and the impact taken to the income statement, and corresponding adjustment to the employee share-based compensation reserve.

The proceeds received net of any directly attributable transaction costs are credited to share capital and share premium when the options are exercised.

(f) Intangible assets

(i) *Goodwill*

Goodwill arising on the acquisition of subsidiaries and associates represents the excess of cost of the acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. Goodwill is stated at cost less accumulated impairment losses.

Goodwill acquired in relation to subsidiaries is allocated to cash-generating units and is presented as an intangible asset in the consolidated balance sheet. Goodwill acquired in relation to associates is included in the carrying amounts of the associates.

Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

(ii) *Publishing titles*
Publishing titles with a finite useful life are stated at cost less accumulated amortisation and accumulated impairment losses. Amortisation is calculated using the straight-line method to allocate the cost of the publishing titles over their estimated useful lives.

Publishing titles with an indefinite useful life are tested at least annually for impairment. They are stated at cost less accumulated impairment losses.

Publishing titles that have been fully amortised in prior years have not been restated. They are included in the financial statements at zero carrying amounts.

(iii) *Software cost*
Computer software licences are capitalised based on their purchase price and direct cost of preparing the assets for their intended use.

Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred. Costs that are directly associated with the production of identifiable and unique software products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Direct costs include the software development employee costs and an appropriate portion of relevant overheads.

Software costs recognised as assets are amortised using the straight-line method over their estimated useful lives ranging from five to seven years.

(g) Property, plant and equipment
Property, plant and equipment, other than assets in progress, are stated at cost or valuation less accumulated depreciation and accumulated impairment losses. The cost of an asset comprises its purchase price and any costs directly attributable to bringing the asset to its working condition and location for its intended use. Cost may also include transfers from hedging reserve of any gains/losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed in the income statement during the financial period in which they are incurred.

Fair value gains on property, plant and equipment are dealt with in the asset revaluation reserve. Fair value losses are charged to the income statement to the extent that they exceed fair value gains arising previously on the individual assets. A subsequent fair value increase is recognised as income to the extent that it reverses a fair value loss of the same asset previously charged to the income statement.

Depreciation is calculated using the straight-line method to allocate cost or revalued amounts of the property, plant and equipment to their residual values over the following estimated useful lives:

Leasehold buildings	25 to 50 years
Other fixed assets	2 to 20 years

No depreciation/amortisation is provided for assets in progress.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

(h) Impairment of assets

Intangible assets that have an indefinite life are tested at least annually for impairment. Intangible assets with a finite life and other property, plant and equipment are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If any such indication exists, the recoverable amount of the assets is estimated and where relevant, an impairment loss is recognised to reduce the carrying amount of the assets to their recoverable amount. Such impairment losses are recognised in the income statement except where an item of property, plant and equipment has been revalued and the impairment loss does not exceed the balance in the asset revaluation reserve, in which case the impairment loss is recognised as a reduction in the asset revaluation reserve.

(i) Investment properties

Investment properties are properties that are held to earn rentals or for capital appreciation or both. They comprise land held under operating leases and buildings held under finance leases. Land held under operating leases is classified and accounted for as investment property when the definition of investment property is met.

Investment properties are measured initially at costs, including related transaction costs. After initial recognition, investment properties are carried at fair values, with changes in fair values recognised in the income statement. The methods used to determine the fair values of the investment properties are set out in note 7.

Subsequent expenditure on an investment property is included in the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed in the income statement.

If an investment property becomes owner-occupied, it is reclassified as property, plant and equipment and its fair value at the date of reclassification becomes its cost for accounting purposes.

If an owner-occupied property becomes an investment property because its use has changed, any difference resulting between the carrying amount and the fair value of this property at the date of transfer is recognised as a movement in the asset revaluation reserve. However, if a fair value gain reverses a previous impairment loss, the gain is recognised in the income statement.

(j) Financial instruments

The Group's financial instruments comprise available-for-sale financial assets, accounts receivable, cash and bank balances, accounts payable, bank loans and overdraft and share capital.

(i) Available-for-sale financial assets

Available-for-sale financial assets represent share investments that are not held for trading purposes.

Purchases and sales of available-for-sale financial assets are recognised on trade-date – the date on which the Group commits to purchase or sell the shares. They are initially recognised at fair value plus transaction costs and subsequently carried at fair value at each balance sheet date. Unrealised gains and losses arising from changes in the fair values are recognised in investment revaluation reserve. When the shares are subsequently sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from available-for-sale financial assets.

The fair values of quoted investments are determined directly by reference to published price quotations from the relevant stock exchanges. For unlisted shares, the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, and discounted cash flow analysis.

The Group assesses at each balance sheet date whether there is objective evidence that the available-for-sale financial assets are impaired. If any such evidence exists, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognised in the income statement – is removed from investment revaluation reserve and recognised in the income statement. Impairment losses previously recognised are not reversed through the income statement.

Dividends from available-for-sale financial assets are recognised when the right to receive payment is established.

(ii) Accounts receivable

Accounts receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less impairment losses for bad and doubtful debts. An impairment loss on accounts receivable is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the impairment loss is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Impairment loss is recognised in the income statement.

(iii) *Cash and bank balances*

Cash and bank balances comprise cash on hand and demand deposits, and other short term highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of changes in value.

For the purpose of consolidated cash flow statement, cash and cash equivalents represent cash and bank balances with original maturities of three months or less and bank overdrafts that are repayable on demand. Bank overdrafts are shown separately as current liabilities in the balance sheet.

Interest income on bank deposits is recognised on a time proportion basis, taking into account the principal amounts outstanding and the effective interest rates applicable.

(iv) *Accounts payable*

Accounts payable are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest method.

(v) *Bank loans and overdraft*

Interest-bearing bank loans and overdraft are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest method. Any difference between the proceeds (net of transaction costs) and the settlement or redemption of borrowings is recognised over the term of the borrowings as finance costs in the income statement.

(vi) *Share capital*

Ordinary shares are classified as equity. The par value of the shares issued and fully paid is recognised in the share capital account. Any excess of proceeds from a new issue of shares (net of any incremental costs directly attributable to the new issue) over the par value of the shares issued is recognised in the share premium account.

(k) Inventories

Inventories are stated at the lower of cost and net realisable value. Costs of inventories are stated at weighted average cost and in the case of work in progress and finished goods, comprise direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

(l) Income tax expense

Tax expense is the aggregate amount included in the determination of profit or loss for the period in respect of current tax and deferred tax.

Current income tax is based on estimated assessable profits for the year. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. Unpaid current income tax for current and prior periods is recognised as a liability. If the amount already paid in respect of current and prior periods exceeds the amount due for those periods, the excess is recognised as an asset.

Deferred income tax liability is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax liability is determined using tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax liability is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(m) Foreign currency transactions

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in Hong Kong dollars, which is the Company's functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges. Translation differences on available-for-sale financial assets are included in the investment revaluation reserve.

(iii) Group companies

On consolidation, the balance sheet of subsidiaries and associates denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the income statement is translated at an average rate. The resulting translation differences are included in the translation reserve. When any of these subsidiaries or associates is sold, any translation differences previously recognised in respect of such subsidiary or associate are transferred to the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(n) Leases

(i) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases, including lease premium for land held for own use, net of any incentives received from the lessor are charged to the income statement on a straight-line basis over the lease periods.

(ii) Finance leases

Leases of assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. Investment properties acquired under finance leases are carried at their fair value.

(o) Provisions and contingent liabilities

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

(p) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segment operating in other economic environments.

The Group has determined that business segments are to be presented as the primary reporting format. No geographical reporting format is presented as Group's businesses are substantially based in Hong Kong.

(q) Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

(r) Recently issued HKFRSs

At the date of approval of these financial statements, the following standards relevant to the Group have been issued but were not yet effective:

HKAS 1 Amendment:	Capital Disclosures
HKFRS 7:	Financial Instruments: Disclosures
HKFRS 8:	Operating Segments

HKAS 1 Amendment and HKFRS 7 will be effective for financial year beginning on or after 1 January 2007. HKFRS 8 will be effective for financial year beginning on or after 1 January 2009. The Group has not early adopted these standards.

The Group has carried out an assessment of HKAS 1 Amendment and HKFRS 7 and considered that they will have no material impact on the Group's financial statements, but will introduce certain new disclosure items.

HKFRS 8 provides for a new mechanism in the identification of reportable segments based on management reporting system. This standard also sets out criteria for the aggregation of two or more operating segments and the quantitative thresholds for segmental disclosures. The Group is not yet in a position to state whether HKFRS 8 would have a significant impact on its financial statements.

(s) Comparative figures

Certain comparative figures have been reclassified to conform to current year's presentation for a fairer representation of the Group's activities. These reclassifications have no effect on financial position, profit for the year or the cash flows of the Group.

3. FINANCIAL RISK MANAGEMENT

The Group's activities expose it to a variety of financial risks, particularly interest rate, currency, price, liquidity and credit risks. Where appropriate, the Group's risk management policies seek to minimise potential adverse effects of these risks on the financial performance of the Group. The policies for managing these risks are summarised below.

(a) Interest rate risk

The Group has cash balances placed with reputable banks and financial institutions, which generate interest income for the Group. The Group manages its interest rate risk by placing such balances on various maturities and interest rate terms.

The Group's bank loans also expose it to interest rate risk. The Group manages the risk by setting roll-over periods of various duration after due consideration of market conditions and expectation of future interest rate.

(b) Currency risk

The currency risk of the Group arises mainly from its purchases of raw material and capital expenditure denominated in currencies other than the functional currency. In addition, the Group also has foreign investments, foreign currency deposits and investments in foreign subsidiaries and associates whose net assets are exposed to currency risk.

Where appropriate, the Group hedges against its currency risk resulting from the purchase transactions in foreign currency, its foreign currency denominated investments and net assets of its foreign subsidiaries and associates.

(c) Price risk

The Group has investments in shares of companies listed in Hong Kong and overseas stock exchanges. The market values of these investments are affected by, amongst others, changes in market prices as a result of changes in global economic conditions, macro and micro economic factors affecting the country where the investments are quoted, and factors specific to the investee companies.

The fluctuations in market prices due to the above factors are unforeseen. The Group monitors changes in these factors, and responds to them as and when appropriate and necessary.

(d) Liquidity risk

The Group's objective is to maintain a balance between the continuity and the flexibility of funding through the use of bank loans and overdraft. In addition, banking facilities have been put in place for contingency purposes.

(e) Credit risk

The Group's credit risk arises mainly from its bank deposits and accounts receivable. To mitigate the risk arising from banks, the Group places its deposits with a number of reputable banks.

The Group manages its credit risk associated with accounts receivable through the application of credit approvals, credit ratings and monitoring procedures. The Group also obtains bankers' guarantees from certain customers.

Credit sales are only made to customers with appropriate credit history or high credit standing while sales to new customers or customers of low credit standing are usually made on an advance payment or cash on delivery basis.

4. CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(a) Judgements

In the process of applying the Group's accounting policies, the management has made the following judgements that have the most significant effect on the amounts recognised in the financial statements.

Impairment of property, plant and equipment

As described in note 2(h), impairment assessments on property, plant and equipment are performed when there are indications that the carrying amount of the assets may not be recoverable.

(i) In the light of the continued losses of the video and film post-production operation in Guangzhou, the Group has carried out impairment assessments on its property, plant and equipment. Impairment loss of HK$12,542,000 has been recognised accordingly.

(ii) With reference to the valuation carried out by DTZ Debenham, an independent professional valuer, the Group has performed an impairment assessment on its investment properties and leasehold buildings. The result of which indicated that the fair value of one of the leasehold buildings was below its carrying value. Accordingly, an impairment loss of HK$3,644,000 was recognised.

(b) Key sources of estimation uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Defined benefit plan's assets

Determining the carrying amount of defined benefit plan's assets requires actuarial assumptions made in respect of discount rate, rate of return on plan assets and rate of future salary increases. Changes to these assumptions could have a significant risk of causing a material adjustment to the carrying amount in the balance sheet. Details of these actuarial assumptions are set out in note 27(a).

5. REVENUE AND SEGMENT INFORMATION

Turnover consists of revenue from all of the Group's principal activities, which comprises the aggregate of advertising, circulation and distribution income of newspapers and other publications, the net invoiced amount in respect of goods sold and services rendered and gross rental income. Total revenue from these principal activities amounted to HK$1,213,156,000 and HK$1,120,376,000 for the year ended 31 December 2006 and 2005 respectively.

An analysis of the Group's revenue for the year is as follows:

	2006 HK$'000	2005 HK$'000
Revenue		
Newspapers, magazines and other publications	**1,172,208**	1,076,996
Investment properties	**17,559**	16,306
Video and film post-production	**19,035**	22,600
Music publishing	**4,354**	4,474
	1,213,156	1,120,376

Revenue from newspapers, magazines and other publications included revenue of HK$6,957,000 (2005: HK$7,633,000) arising from exchanges of goods or services with third parties.

Substantially all the activities of the Group are based in Hong Kong and below is segment information by business segment:

Year ended 31 December 2006

	Newspapers, magazines and other publications HK$'000	Investment properties HK$'000	Video and film post-production HK$'000	Music publishing HK$'000	Total HK$'000
Revenue	1,172,208	17,559	19,035	4,354	1,213,156
Segment results and operating profit	381,563	52,659	(16,457)	1,792	419,557
Share of profits of associates	5,790	–	–	–	5,790
Net interest income					2,128
Profit before income tax					427,475
Income tax expense					(80,047)
Profit for the year					347,428
Segment assets	1,454,708	777,063	6,605	1,390	2,239,766
Interests in associates	53,169	–	–	–	53,169
Total assets					2,292,935
Segment liabilities	(170,831)	(10,066)	(22,348)	(1,598)	(204,843)
Unallocated liabilities					(193,505)
Total liabilities					(398,348)
Capital expenditure	23,457	730	225	3	24,415
Depreciation	53,203	–	4,114	15	57,332
Amortisation of intangible assets	7,256	–	–	–	7,256
Amortisation of lease premium for land	1,021	–	–	–	1,021
Impairment losses	3,644	–	12,542	–	16,186

Year ended 31 December 2005

	Newspapers, magazines and other publications HK$'000	Investment properties HK$'000	Video and film post-production HK$'000	Music publishing HK$'000	Total HK$'000
Revenue	1,076,996	16,306	22,600	4,474	1,120,376
Segment results and operating profit	258,976	63,087	(16,919)	1,431	306,575
Share of profits less losses of associates	4,410	–	–	–	4,410
Net interest expense					(131)
Profit before income tax					310,854
Income tax expense					(58,971)
Profit for the year					251,883
Segment assets	1,326,254	736,707	28,102	1,648	2,092,711
Interests in associates	45,443	–	–	–	45,443
Total assets					2,138,154
Segment liabilities	(194,832)	(9,143)	(29,024)	(2,059)	(235,058)
Unallocated liabilities					(172,186)
Total liabilities					(407,244)
Capital expenditure	109,307	–	1,632	6	110,945
Depreciation	64,672	–	5,110	22	69,804
Amortisation of intangible assets	7,132	–	–	–	7,132
Amortisation of lease premium for land	1,019	–	–	–	1,019
Impairment losses	31,397	–	4,307	–	35,704

6. PROPERTY, PLANT AND EQUIPMENT

	Leasehold buildings HK$'000	Other fixed assets HK$'000	Assets in progress HK$'000	Total HK$'000
At 1 January 2005				
Cost or valuation	331,868	901,927	12,351	1,246,146
Accumulated depreciation and impairment losses	(72,162)	(571,544)	–	(643,706)
Net book value at 1 January 2005	259,706	330,383	12,351	602,440
Net book value at 1 January 2005	259,706	330,383	12,351	602,440
Additions	–	12,737	93,417	106,154
Transfer from hedging reserve	–	3,748	–	3,748
Revaluation	3,000	–	–	3,000
Disposals	–	(366)	(20)	(386)
Impairment losses	–	(4,451)	(53)	(4,504)
Reclassification/transfer	(18,000)	105,146	(105,146)	(18,000)
Depreciation	(6,661)	(63,143)	–	(69,804)
Translation differences	–	377	–	377
Net book value at 31 December 2005	238,045	384,431	549	623,025
At 31 December 2005				
Cost or valuation	308,868	1,013,993	602	1,323,463
Accumulated depreciation and impairment losses	(70,823)	(629,562)	(53)	(700,438)
Net book value at 31 December 2005	238,045	384,431	549	623,025

	Leasehold buildings HK$'000	Other fixed assets HK$'000	Assets in progress HK$'000	Total HK$'000
At 1 January 2006				
Cost or valuation	**308,868**	**1,013,993**	**602**	**1,323,463**
Accumulated depreciation and impairment losses	**(70,823)**	**(629,562)**	**(53)**	**(700,438)**
Net book value at 1 January 2006	**238,045**	**384,431**	**549**	**623,025**
Net book value at 1 January 2006	**238,045**	**384,431**	**549**	**623,025**
Additions	**–**	**7,715**	**9,585**	**17,300**
Disposals	**-**	**(413)**	**-**	**(413)**
Impairment losses	**(3,644)**	**(12,542)**	**-**	**(16,186)**
Reclassification/transfer	**–**	**9,408**	**(9,408)**	**-**
Depreciation	**(6,564)**	**(50,768)**	**-**	**(57,332)**
Translation differences	**-**	**559**	**-**	**559**
Net book value at 31 December 2006	**227,837**	**338,390**	**726**	**566,953**
At 31 December 2006	**308,868**	**1,018,489**	**779**	**1,328,136**
Cost or valuation				
Accumulated depreciation and impairment losses	**(81,031)**	**(680,099)**	**(53)**	**(761,183)**
Net book value at 31 December 2006	**227,837**	**338,390**	**726**	**566,953**

Other fixed assets include plant and machinery, computer and office equipment and leasehold improvements.

	Leasehold buildings HK$'000	Other fixed assets HK$'000	Assets in progress HK$'000	Total HK$'000
Analysis of cost and valuation as at 31 December 2006:				
At cost	**299,673**	**1,018,489**	**779**	**1,318,941**
At valuation – 1990	**9,195**	–	–	**9,195**
	308,868	**1,018,489**	**779**	**1,328,136**
Analysis of cost and valuation as at 31 December 2005:				
At cost	299,673	1,013,993	602	1,314,268
At valuation – 1990	9,195	–	–	9,195
	308,868	1,013,993	602	1,323,463

One of the Group's leasehold buildings was revalued in 1990 by Knight Frank Kan & Baillieu, an independent professional valuer, at HK$9,195,000, being their open market value based on their existing use. No subsequent revaluation was carried out as the Group has adopted the exemption provision of paragraph 80A of HKAS 16, of not making regular revaluations by class of those assets stated at revalued amounts based on revaluations which were reflected in prior year's financial statements. Had such leasehold building been carried at cost less accumulated depreciation, the carrying value of such leasehold building would have been stated at approximately HK$2,947,000 (2005: HK$3,294,000).

7. INVESTMENT PROPERTIES

	Group	
	2006 HK$'000	2005 HK$'000
At 1 January	**733,000**	664,600
Additions	**730**	–
Transfer from leasehold buildings	**–**	18,000
Fair value gain	**40,070**	50,400
At 31 December	**773,800**	733,000

Particulars of investment properties held by the Group

Property	Type	Lease term
(i) 20th and 21st Floors and Car Parking Spaces Nos. 21, 22 and 23 on 4th Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong	Offices and car parking spaces	Long
(ii) The lobby on Ground Floor and the front portion of the 1st, 2nd and 3rd Floors, No. 1 Leighton Road and portion of the canopy on the 1st Floor level, Yue King Building, 26-30 Canal Road West, 1-7 Leighton Road and 41-47 Morrison Hill Road, Wanchai, Hong Kong	Retail shops, offices and advertising board spaces	Medium
(iii) Ground Floor, Block B, Ko Fai Industrial Building, 7 Ko Fai Road, Yau Tong, Kowloon, Hong Kong	Workshop unit	Medium
(iv) Clear Water Bay Studio, Clear Water Bay Road, A Kung Wan, Hang Hau, New Territories, Hong Kong	TV Studio	Medium

The investment properties were valued by DTZ Debenham Tie Leung Limited, an independent professional valuer. The valuation represents the estimated amounts for which the properties should exchange between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion. Properties (i), (ii) and (iii) above have been valued by direct comparison approach by making reference to comparable sales transactions as available in the relevant market or where appropriate by capitalising the rental income derived from the existing tenancies with due provision for the reversionary income potential of the property interests. Property (iv) has been valued by the Depreciated Replacement Costs ("DRC") approach. The DRC is the current cost of replacement (reproduction) less deductions for physical deterioration and all relevant forms of obsolescence and optimisation.

For the year ended 31 December 2006, direct operating expenses of HK$522,000 (2005: HK$167,000) arising from investment properties that generated rental income and HK$4,050,000 (2005: HK$3,370,000) arising from investment properties that did not generate rental income were charged to the consolidated income statement.

As at 31 December 2006, the Group's total future minimum lease payments under non-cancelable operating leases for its investment properties are receivable as follows:

	Group	
	2006	2005
	HK$'000	HK$'000
Not later than one year	**11,834**	12,500
Later than one year but not later than five years	**5,554**	13,719
	17,388	26,219

8. LEASE PREMIUM FOR LAND

	Group	
	2006	2005
	HK$'000	HK$'000
At 1 January	**33,630**	34,649
Amortisation	**(1,021)**	(1,019)
At 31 December	**32,609**	33,630

The Group's interests in leasehold land represent prepaid operating lease payment and their net book value are analysed as follows:

	2006	2005
	HK$'000	HK$'000
In Hong Kong held on:		
Leases of over 50 years	**17,906**	18,560
Leases of between 10 to 50 years	**14,703**	15,070
	32,609	33,630

9. INTANGIBLE ASSETS

	Publishing titles HK$'000	Software costs HK$'000	Assets in progress HK$'000	Total HK$'000
At 1 January 2005				
Cost	1,820,000	47,643	–	1,867,643
Accumulated amortisation	(1,820,000)	(5,763)	–	(1,825,763)
Net book value	–	41,880	–	41,880
Net book value at 1 January 2005	–	41,880	–	41,880
Additions	–	27	1,016	1,043
Reclassification	–	604	(604)	–
Amortisation	–	(7,132)	–	(7,132)
Net book value at 31 December 2005	–	35,379	412	35,791
At 31 December 2005				
Cost	1,820,000	48,274	412	1,868,686
Accumulated amortisation	(1,820,000)	(12,895)	–	(1,832,895)
Net book value	–	35,379	412	35,791
Net book value at 1 January 2006	–	**35,379**	**412**	**35,791**
Additions	–	**18**	**6,367**	**6,385**
Reclassification	–	**1,606**	**(1,606)**	–
Amortisation	–	**(7,256)**	–	**(7,256)**
Net book value at 31 December 2006	–	**29,747**	**5,173**	**34,920**
At 31 December 2006				
Cost	**1,820,000**	**49,898**	**5,173**	**1,875,071**
Accumulated amortisation	**(1,820,000)**	**(20,151)**	–	**(1,840,151)**
Net book value	–	**29,747**	**5,173**	**34,920**

10. INTERESTS IN SUBSIDIARIES

	Company 2006 HK$'000	2005 HK$'000
Unlisted shares, at costs	–	–
Amounts due from subsidiaries	**1,360,422**	1,515,703
	1,360,422	1,515,703

The amounts due from subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

Details of the principal subsidiaries are set out in Note 31 to the financial statements.

11. INTERESTS IN ASSOCIATES

	Group	
	2006	2005
	HK$'000	HK$'000
Associates		
Share of net assets other than goodwill:		
Shares listed overseas	**43,157**	37,180
Unlisted shares	**4,992**	4,080
	48,149	41,260
Goodwill	**5,938**	5,126
Amounts due to associates	**(918)**	(943)
	53,169	45,443
Fair value of shares held in a listed associate	**143,777**	140,990

The amounts due to associates are unsecured, interest-free and have no fixed terms of repayment.

Summarised financial information in respect of the Group's associates is set out below:

	Group	
	2006	2005
	HK$'000	HK$'000
Total assets	**425,183**	321,934
Total liabilities	**(211,153)**	(138,036)
Net assets	**214,030**	183,898
Group's share of associates' net assets	**48,149**	41,260
Revenue	**413,479**	347,254
Profit for the year	**26,226**	25,225
Group's share of associates' profits for the year	**5,790**	4,410

Details of the principal associates are set out in Note 31 to the financial statements.

12. AVAILABLE-FOR-SALE FINANCIAL ASSETS

	Group	
	2006	2005
	HK$'000	HK$'000
Listed equity shares, at fair value		
Hong Kong	**208,516**	144,249
The Philippines	**-**	3,579
	208,516	147,828

13. INVENTORIES

	Group	
	2006	2005
	HK$'000	HK$'000
Raw materials	**24,335**	33,727
Work in progress	**322**	515
Finished goods	**4,595**	4,176
	29,252	38,418

The amount of inventories recognised as expense during the year was HK$106,418,000 (2005: HK$101,453,000).

14. ACCOUNTS RECEIVABLE

The Group allows an average credit period of 7 to 90 days to its trade customers and an ageing analysis of trade receivables is as follows:

	Group			
	2006		2005	
	Balance	**Percentage**	Balance	Percentage
	HK$'000	**%**	HK$'000	%
0 to 30 days	**190,835**	**66.9**	172,374	67.9
31 to 60 days	**49,473**	**17.3**	46,980	18.5
61 to 90 days	**31,811**	**11.1**	21,343	8.4
Over 90 days	**13,223**	**4.7**	13,108	5.2
Total	**285,342**	**100.0**	253,805	100.0
Less: Accumulated impairment losses	**(3,571)**		(8,588)	
	281,771		245,217	

The carrying amounts of accounts receivable approximate their fair value.

15. SHARE CAPITAL

	Group and Company 2006 HK$'000	2005 HK$'000
Authorised:		
5,000,000,000 shares of HK$0.10 each	**500,000**	500,000
Issued and fully paid:		
1,560,945,596 (2005: 1,560,945,596) shares of HK$0.10 each	**156,095**	156,095

The Company has two share option schemes. A share option scheme (the "Current Scheme") was approved by shareholders on 27 October 1997 (the "Effective Date") and was amended with shareholders' approval on 6 November 2000 and further amended at the annual general meeting held on 29 May 2002 in conformity with the amended Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Current Scheme will expire on 27 October 2007. Another share option scheme (the "New Scheme") was approved at the annual general meeting of the Company held on 25 May 2006 (the "Adoption Date").

Under the Current Scheme and the New Scheme, the Board of Directors of the Company may grant options to subscribe for shares of the Company to any full-time employee or Executive Director of the Company or any of its subsidiaries (the "Executive"). No consideration is required to be paid by the Executive upon acceptance of the options. Under the Current Scheme, no option may be exercised earlier than one year after it has been granted or later than ten years after the Effective Date, i.e. 27 October 2007. Under the New Scheme, no option may be exercised earlier than one year after it has been granted or later than ten years after the Adoption Date, i.e. 25 May 2016.

Movements in the number of share options outstanding under the Current Scheme during the year are as follows:

	No. of shares in respect of options granted		Weighted average exercise price	
	2006	2005	**2006 HK$**	2005 HK$
Outstanding at 1 January	**7,353,000**	8,326,000	**5.27**	5.21
Granted during the year	**–**	–	**–**	–
Exercised during the year	**–**	–	**–**	–
Lapsed during the year	**(560,000)**	(973,000)	**5.34**	4.77
Outstanding at 31 December (Note (a))	**6,793,000**	7,353,000	**5.26**	5.27
Exercisable at 31 December	**6,793,000**	7,353,000	**5.26**	5.27

No share options under the Current Scheme were cancelled during the year (2005: Nil).

Note (a)
Share options outstanding under the Current Scheme at the end of the year have the following terms:

	Date of grant	Exercise period	Exercise price per share HK$	2006 No. of shares in respect of options granted	2005 No. of shares in respect of options granted
Other employees	02/08/1999	02/08/2000 – 27/10/2007	5.00	**1,092,500**	1,092,500
	11/01/2000	11/01/2001 – 27/10/2007	5.51	**740,500**	880,500
	20/04/2000	20/04/2001 – 27/10/2007	6.05	**2,990,000**	3,260,000
	28/06/2001	28/06/2002 – 27/10/2007	4.95	**420,000**	420,000
	23/09/2003	23/09/2004 – 27/10/2007	3.90	**1,550,000**	1,700,000
				6,793,000	7,353,000

Share options outstanding under the Current Scheme have a weighted average remaining contractual life of 0.82 year (2005: 1.82 years).

During the year, no share option was granted, exercised, cancelled or lapsed under the New Scheme. No share option was outstanding under the New Scheme as at 31 December 2006.

16. RESERVES

(a) Group

Movements of the Group's reserves for the year ended 31 December 2006 and 2005 are presented in the consolidated statement of changes in equity on page 77.

The contributed surplus of the Group represents the excess of the nominal value of the shares of subsidiaries acquired over the nominal value of the Company's shares issued in exchange therefor during the Group reorganisation in 1990 less dividend distributions.

(b) Company

	Share premium HK$'000	Contributed surplus HK$'000	Retained profits HK$'000	Total HK$'000
At 1 January 2005	40,971	1,299,645	19,321	1,359,937
Profit for the year	–	–	234,423	234,423
2004 final dividend distribution	–	(156,095)	–	(156,095)
2005 interim dividend distribution	–	–	(78,047)	(78,047)
At 31 December 2005	40,971	1,143,550	175,697	1,360,218
At 1 January 2006	**40,971**	**1,143,550**	**175,697**	**1,360,218**
Profit for the year	**–**	**–**	**94,470**	**94,470**
2005 final dividend distribution	**–**	**–**	**(156,095)**	**(156,095)**
2006 interim dividend distribution	**–**	**–**	**(93,657)**	**(93,657)**
At 31 December 2006	**40,971**	**1,143,550**	**20,415**	**1,204,936**

The contributed surplus of the Company arose as a result of the Group reorganisation in 1990 and represents the difference between the nominal value of the Company's shares so allotted and the consolidated net asset value of the acquired subsidiaries and associate less dividends distribution. Under Bermudan law, the contributed surplus is distributable to shareholders under certain circumstances.

In addition, the Company's share premium of HK$40,971,000 (2005: HK$40,971,000) can be distributed as fully paid-up bonus shares or applied towards eliminating the retained losses of the Company.

17. BANK LOANS AND OVERDRAFT

As at 31 December 2006, the Group's bank loans and overdraft were repayable as follows:

	Group	
	2006 HK$'000	2005 HK$'000
Within one year	**14,925**	58,631
In the third to fifth year	**17,000**	17,000
	31,925	75,631

The carrying amounts of the Group's bank loans and overdraft are denominated in the following currencies:

	Group	
	2006 HK$'000	2005 HK$'000
Hong Kong dollar	**17,000**	67,000
Renminbi	**14,925**	8,631
	31,925	75,631

The effective interest rates for the bank loans and overdraft were as follows:

	Group	
	2006	2005
Bank overdraft	**5.58%**	5.22%
Bank loans	**4.78%**	4.33%

All of the Group's bank loans and overdraft are arranged at floating interest rates and will be repriced within one year. The carrying amounts of the bank loans and overdraft approximate their fair value.

18. DEFERRED INCOME TAX LIABILITIES

Deferred income tax liabilities are calculated in full on temporary differences under the liability method using a principal taxation rate of 17.5% (2005: 17.5%).

The movement on the deferred income tax liabilities account is as follows:

	Group	
	2006	2005
	HK$'000	HK$'000
At 1 January	**105,461**	90,540
Charge to income statement for the year (note 23)	**6,372**	14,220
Charge to equity for the year	**–**	701
At 31 December	**111,833**	105,461

The movements in deferred income tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the year are as follows:

Group

Deferred income tax liabilities	Accelerated tax depreciation		Others		Total	
	2006	2005	**2006**	2005	**2006**	2005
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
At 1 January	**107,262**	93,871	**1,591**	472	**108,853**	94,343
Charge to income statement	**6,270**	12,690	**485**	1,119	**6,755**	13,809
Charge to equity	**–**	701	**-**	–	**-**	701
At 31 December	**113,532**	107,262	**2,076**	1,591	**115,608**	108,853

Group

Deferred income tax assets	Provisions		Tax losses		Others		Total	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
At 1 January	**(1,606)**	(1,893)	**(1,771)**	(1,879)	**(15)**	(31)	**(3,392)**	(3,803)
Charge/(credit) to income statement	**1,177**	287	**(1,509)**	108	**(51)**	16	**(383)**	411
At 31 December	**(429)**	(1,606)	**(3,280)**	(1,771)	**(66)**	(15)	**(3,775)**	(3,392)

	Group	
	2006	2005
	HK$'000	HK$'000
Deferred income tax liabilities	**115,608**	108,853
Deferred income tax assets	**(3,775)**	(3,392)
	111,833	105,461

Deferred income tax assets are recognised for tax loss carry forwards to the extent that the realisation of the related tax benefit through future taxable profits is probable. The Group has unrecognised tax losses of HK$258,485,000 (2005: HK$266,261,000) to carry forward against future taxable income; the expiry dates of these tax losses are shown as follows:

	Group	
	2006	2005
	HK$'000	HK$'000
Expiring within one year	**1,794**	1,997
Expiring in the second to fifth year	**28,295**	33,492
After the fifth year	**228,396**	230,772
	258,485	266,261

19. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Included in accounts payable and accrued liabilities are the following trade payables:

	Group			
	2006		2005	
	Balance HK$'000	Percentage %	Balance HK$'000	Percentage %
0 to 30 days	29,888	80.2	25,311	80.8
31 to 60 days	4,436	11.9	1,451	4.6
61 to 90 days	333	0.9	517	1.7
Over 90 days	2,609	7.0	4,056	12.9
Total accounts payable	37,266	100.0	31,335	100.0
Accrued liabilities	112,615		103,661	
Total accounts payable and accrued liabilities	149,881		134,996	

The carrying amounts of accounts payable approximate their fair value.

20. STAFF COSTS

	Group	
	2006 HK$'000	2005 HK$'000
Staff costs (including directors' remuneration (note (a)))		
Wages and salaries	369,102	359,916
Unutilised leave pay	1,959	234
Pension costs - defined contribution plans	15,066	15,481
Less: Forfeited contributions	(2,971)	(3,216)
Net pension costs - defined contribution plans	12,095	12,265
Pension income - defined benefit plan (note 27)	(6,072)	(3,124)
	377,084	369,291

(a) Directors' remuneration

The aggregate amounts of remuneration paid or payable to Directors of the Company during the year are as follows:

	2006 HK$'000	2005 HK$'000
Fees:		
Executive	-	-
Non-executive	1,100	1,076
Other emoluments:		
Salaries, allowances and benefits in kind	266	654
Retirement scheme contributions	15	60
Bonuses paid and payable	52	150
	1,433	1,940

The remuneration of the above Directors fell within the following band:

	2006	2005
HK$ Nil – HK$1,000,000	**8**	8
	8	8

Mr. Kuok Khoon Ean informed the Company that, with effect from 1 April 2003, he would waive his entitlements to basic salary and housing allowances until he informs the Company otherwise. No discretionary bonus was paid to Mr. Kuok in the years 2005 and 2006. As at the date of this Annual Report, Mr. Kuok was still waiving his said entitlements. Save from the aforesaid, there was no arrangement under which a Director had waived or agreed to waive any remuneration in respect of the year.

Directors' fees paid or payable to Independent Non-executive Directors during the year were approximately HK$800,000 (2005: HK$775,000). Directors' fees received or receivable by other Non-executive Directors during the year amounted to approximately HK$300,000 (2005: HK$300,000). Save from the aforesaid, there were no other emoluments paid or payable to Non-executive Directors in 2006.

No options were granted to any Directors of the Company to acquire shares of the Company in 2005 and 2006.

The details of the remuneration of each of the Directors for the year ended 31 December 2006 are set out below:

Name of Director	Directors' fees HK$'000	Salaries, allowances and benefits in kind HK$'000	Retirement scheme contributions HK$'000	Bonuses paid and payable HK$'000	Total HK$'000
Kuok Khoon Ean	–	–	–	–	–
Roberto V. Ongpin	100	–	–	–	100
Ronald J. Arculli	300	–	–	–	300
Khoo Kay Peng	100	–	–	–	100
Kuok Hui Kwong	–	266	15	52	333
Peter Lee Ting Chang	300	–	–	–	300
David Li Kwok Po	200	–	–	–	200
Robert Ng Chee Siong	100	–	–	–	100
	1,100	266	15	52	1,433

(b) Five highest paid individuals

The five highest paid individuals during the year include none (2005: none) of the Directors. Details of the remuneration of the five (2005: five) highest paid individuals are set out below:

	2006 HK$'000	2005 HK$'000
Salaries, allowances and benefits in kind	**10,589**	9,080
Retirement scheme contributions	**285**	325
Bonuses paid and payable	**3,062**	2,150
Compensation for loss of office	–	972
	13,936	12,527

The remuneration of the five (2005: five) highest paid individuals fell within the following bands:

	2006	2005
HK$2,000,001 – HK$2,500,000	**1**	3
HK$2,500,001 – HK$3,000,000	**3**	1
HK$3,000,001 – HK$3,500,000	**1**	1
	5	5

The Company's remuneration policy is established to attract, motivate and retain high performing individuals so that they are committed to the success of our business, thereby enhancing shareholder value.

The Company has share option schemes. The Remuneration Committee approves the granting of share options and reports such grants to the Board of Directors. The grant is made based on individual's performance and contributions.

Executive Directors serving on the Board and Board Committees have not drawn any directors' fee in the year. The director's fee of each of the Non-executive Directors (2006: HK$100,000; 2005: HK$100,000) is fixed by the Board of Directors pursuant to the authority granted by the shareholders at the Company's annual general meeting. Each Non-executive Director serving on the Audit Committee, the Remuneration Committee and the Nomination Committee receives an additional fee (Audit Committee: 2006: HK$100,000, 2005: HK$100,000; Remuneration Committee: 2006: HK$50,000, 2005: HK$50,000; Nomination Committee: 2006: HK$50,000, 2005: HK$50,000). The directors' remunerations are determined with reference to directors' remunerations paid by other companies in Hong Kong which are of comparable size and business nature.

21. OPERATING PROFIT

Operating profit is stated after charging and crediting:

	Group	
	2006	2005
	HK$'000	HK$'000
Charging		
Operating lease rentals on land and buildings	**10,813**	9,573
Loss on disposal of property, plant and equipment	**186**	119
Auditors' remuneration	**2,582**	2,387
Impairment of available-for-sale financial assets	**–**	31,200
Impairment of property, plant and equipment (note 6)	**16,186**	4,504
Crediting		
Dividend income from listed investments	**2,778**	2,463
Net rental income from investment properties	**17,254**	16,297

22. NET INTEREST INCOME/(EXPENSE)

	Group	
	2006	2005
	HK$'000	HK$'000
Interest income on bank deposits	**5,297**	6,630
Interest expense on bank loans and overdraft	**(3,169)**	(6,761)
	2,128	(131)

Bank loans and overdraft of the Group were wholly repayable within five years.

23. INCOME TAX EXPENSE

Hong Kong profits tax has been provided for at the rate of 17.5% (2005: 17.5%) on the estimated assessable profit for the year. Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which Group operates.

	Group	
	2006	2005
	HK$'000	HK$'000
Current income tax		
Hong Kong profits tax	**73,031**	44,196
Overseas taxation	**644**	555
Deferred income tax	**6,372**	14,220
	80,047	58,971

The taxation on the Group's profit before income tax differs from the theoretical amount that would arise using the taxation rate applicable to the places of operation of the Company and its subsidiaries as follows:

	Group	
	2006	2005
	HK$'000	HK$'000
Profit before income tax	**427,475**	310,854
Calculated at a taxation rate of 17.5% (2005: 17.5%)	**74,808**	54,399
Effect of different taxation rates in other countries	**(4,827)**	(2,304)
Income not subject to taxation	**(4,526)**	(2,383)
Recognition of previously unrecognised temporary difference	**(774)**	1,289
Utilisation of previously unrecognised tax losses	**(718)**	(1,255)
Over provision in prior year	**(199)**	(484)
Temporary difference not recognised	**8,926**	(7,474)
Tax losses not recognised	**4,581**	8,163
Expenses not deductible for taxation purposes	**1,844**	7,359
Withholding tax	**485**	555
Temporary difference recognised on undistributed profit in associates	**447**	1,106
Income tax expense	**80,047**	58,971

24. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The profit of HK$338,584,000 (2005: HK$246,357,000) attributable to shareholders included profit of HK$94,470,000 (2005: 234,423,000) dealt with in the Company's own financial statements.

25. DIVIDENDS

(a) Dividends attributable to the year:

	Group and Company	
	2006	2005
	HK$'000	HK$'000
Interim dividend paid, HK6 cents (2005: HK5 cents) per share	**93,657**	78,047
Final dividend proposed but not yet recognised, HK13 cents (2005: HK10 cents) per share	**202,923**	156,095
	296,580	234,142

(b) Dividends paid during the year:

	Group and Company	
	2006	2005
	HK$'000	HK$'000
Interim dividend in respect of 2006, HK6 cents per share	**93,657**	–
Interim dividend in respect of 2005, HK5 cents per share	**-**	78,047
Final dividend in respect of 2005, HK10 cents per share	**156,095**	–
Final dividend in respect of 2004, HK7 cents per share	**-**	109,266
Special dividend in respect of 2004, HK3 cents per share	**-**	46,829
	249,752	234,142

26. EARNINGS PER SHARE

The calculation of basic and diluted earnings per share is based on the profit for the year attributable to shareholders of HK$338,584,000 (2005: HK$246,357,000) and 1,560,945,596 (2005: 1,560,945,596) shares in issue during the year.

As at 31 December 2006, there were share options outstanding that enable the holders to subscribe for 6,793,000 shares (2005: 7,353,000 shares) in the Company. These share options could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they are antidilutive for the years presented.

27. EMPLOYEE RETIREMENT SCHEMES

The Group continues to operate a DB scheme, a DC scheme and a Top-up scheme. These schemes are exempted recognised occupational retirement schemes under the MPF Ordinance. The assets of these schemes are held separately from those of the Group in two administered trust funds. Schemes assets are managed by independent professional investment managers. The Group also operates a MPF scheme which is a master trust scheme established under trust arrangement.

(a) Defined benefit scheme

The defined benefit scheme is a final salary defined benefit plan.

Pension costs are assessed using the projected unit credit method. The pension costs are charged to the income statement so as to spread the regular cost over the service lives of employees. A full valuation based on the projected unit credit method has been carried out by Watson Wyatt Hong Kong Limited, an independent qualified actuary, and the pension costs are charged to the income statement in accordance with their advice. The actuarial valuations indicate that the Group's obligations under this defined benefit scheme is 133% (2005: 135%) covered by plan assets held by the trustees.

Changes in the present value of the defined benefit obligations are as follows:

	Group	
	2006	2005
	HK$'000	HK$'000
At 1 January	**235,126**	236,282
Current service cost	**11,028**	12,175
Interest cost	**9,797**	8,683
Contributions by plan participants	**4,104**	4,445
Actuarial losses/(gains)	**31,722**	(12,796)
Benefits paid	**(12,103)**	(13,663)
At 31 December	**279,674**	235,126

Changes in the fair value of the plan assets are as follows:

	Group	
	2006	2005
	HK$'000	HK$'000
At 1 January	**317,269**	298,948
Expected return on plan assets	**22,037**	20,757
Actuarial gains	**41,797**	6,782
Contributions by plan participants	**4,104**	4,445
Benefits paid	**(12,103)**	(13,663)
At 31 December	**373,104**	317,269

The amounts recognised in the balance sheet are as follows:

	Group	
	2006	2005
	HK$'000	HK$'000
Fair value of plan assets	**373,104**	317,269
Present value of funded obligations	**(279,674)**	(235,126)
	93,430	82,143
Unrecognised actuarial gains	**(53,819)**	(48,604)
Net asset	**39,611**	33,539

The amounts recognised in the income statement are as follows:

	Group	
	2006	2005
	HK$'000	HK$'000
Current service cost	**11,028**	12,175
Interest cost	**9,797**	8,683
Expected return on plan assets	**(22,037)**	(20,757)
Net actuarial gains	**(4,860)**	(3,225)
Total income, included in staff costs (Note 20)	**(6,072)**	(3,124)

The plan assets are invested in unit trusts managed by independent investment managers. The approximate asset allocation as at the balance sheet date is as follows:

	Group	
	2006	2005
	%	%
Equity instruments	**70**	70
Debt instruments	**25**	25
Cash	**5**	5
	100	100

The expected rate of return on plan assets is based on market expectation, at the beginning of the period, for returns net of administration costs, over the entire life of the related obligations.

The plan has a benchmark asset mix of roughly 70% in equities and 30% in fixed-income securities or cash. Based on current market expectation of long-term returns, the Group has decided to adopt an expected rate of return of 7%.

The actual return on plan assets was HK$63,834,000 (2005: HK$27,539,000).

The principal actuarial assumptions were as follows:

	Group	
	2006	2005
	%	%
Discount rate	**3.75**	4.25
Expected rate of return on plan assets	**7.00**	7.00
Expected rate of future salary increases	**4.00**	4.00

Amounts for the current and previous year are as follows:

	Group	
	2006	2005
	HK$'000	HK$'000
Fair value of plan assets	**373,104**	317,269
Present value of defined benefit obligation	**(279,674)**	(235,126)
Surplus	**93,430**	82,143
Experience gains/(losses) on plan assets	**41,797**	6,782
Experience gains/(losses) on plan liabilities	**(17,357)**	(2,506)

Based on an actuarial valuation of the plan as at 1 July 2005, the Group was recommended by the actuary to suspend contribution to the DB scheme until 30 June 2008. The next actuarial valuation that will determine the level of the Group's future contribution will be conducted not later than 1 July 2008.

(b) MPF scheme

The Group makes regular contributions of 5% of the employees' relevant income (which is subject to a cap of HK$20,000) to the MPF scheme ("MPF Contribution").

(c) Top-up scheme

The Group makes regular contribution of 10% of the employees' monthly basic salary (which is subject to a cap of HK$50,000). Out of the 10% contribution, it is firstly applied to MPF Contribution and the balance will be made to the Top-up Scheme.

There were no material forfeited pension scheme contributions during the current and prior year to reduce contributions in future years.

(d) Defined contribution scheme

The contributions to the defined contribution pension scheme are currently at 10-15% of the employees' monthly salaries.

There were no material forfeited pension scheme contributions during the current and prior year to reduce contributions in future years.

28. OPERATING LEASE COMMITMENTS

As at 31 December 2006, the Group had future minimum lease payment under non-cancelable operating leases for land and buildings as follows:

	Group	
	2006	2005
	HK$'000	HK$'000
Not later than one year	**18,662**	8,970
Later than one year but not later than five years	**30,495**	1,810
	49,157	10,780

29. CAPITAL COMMITMENTS

	Group	
	2006	2005
	HK$'000	HK$'000
Capital commitments for property, plant and equipment		
Contracted, but not provided for	**3,627**	3,380
Authorised, but not contracted for	**24,242**	35,872
	27,869	39,252

30. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of operating profit to cash generated from operations:

	Group	
	2006	2005
	HK$'000	HK$'000
Operating profit	**419,557**	306,575
Gain on disposal of available-for-sale financial assets	**(13,680)**	(711)
Fair value gain on investment properties	**(40,070)**	(50,400)
Depreciation and amortisation	**65,609**	77,955
Dividend income from listed investments	**(2,778)**	(2,463)
Loss on disposal of property, plant and equipment	**186**	119
Impairment of non-current assets	**16,186**	35,704
Pension income	**(6,072)**	(3,124)
(Decrease)/increase in amounts due to associates	**(21)**	134
Increase in amounts due from associates	**(4)**	(7)
Decrease/(increase) in inventories	**9,166**	(644)
Increase in accounts receivable	**(36,554)**	(53,604)
Decrease in prepayments, deposits and other receivables	**3,786**	17,228
Increase in accounts payable and accrued liabilities	**14,548**	18,211
(Decrease)/increase in subscriptions in advance	**(1,394)**	1,583
Cash generated from operations	**428,465**	346,556

(b) Analysis of changes in financing during the year:

	Short-term Bank loans HK$'000	Long-term Bank loans HK$'000	Minority interests HK$'000
Balance at 1 January 2005	–	247,000	12,320
Non cash movements			
Share of profits	–	–	5,526
Exchange difference	–	–	60
Cash movements			
Dividend paid to a minority shareholder of a subsidiary	–	–	(7,500)
Drawdown/(repayment) of bank loans	51,918	(230,000)	–
Balance at 31 December 2005	51,918	17,000	10,406
Balance at 1 January 2006	**51,918**	**17,000**	**10,406**
Non cash movements			
Share of profits	**–**	**–**	**8,844**
Exchange difference	**72**	**–**	**82**
Cash movements			
Dividend paid to a minority shareholder of a subsidiary	**–**	**–**	**(7,500)**
Repayment of bank loans	**(50,000)**	**–**	**–**
Balance at 31 December 2006	**1,990**	**17,000**	**11,832**

(c) Cash and bank balances:

	Group		Company	
	2006 HK$'000	2005 HK$'000	**2006 HK$'000**	2005 HK$'000
Cash at bank and in hand	**114,388**	62,811	**609**	610
Short-term bank deposits	**140,918**	118,638	**–**	–
	255,306	181,449	**609**	610

Substantially all of the Group's cash and bank balances are denominated in Hong Kong Dollar. The effective interest rate on short-term bank deposits was 3.95% (2005: 4.05%); these deposits have an average maturity of 11 days as at 31 December 2006 (2005: 6 days).

31. SUBSIDIARIES AND ASSOCIATES

Particulars of the Company's principal subsidiaries and the Group's principal associates at 31 December 2006 are as follows:

Subsidiaries

Company	Place of incorporation/ registration and operations (Kind of legal entity)	Nominal value of issued/ registered share capital	Proportion held Direct	Proportion held Indirect	Nature of business
Capital Artists Limited	Hong Kong	Ordinary HK$44,394,500	–	100%	Music publishing
Coastline International Limited	The Commonwealth of The Bahamas	Ordinary US$2	–	100%	Property holding
Guangzhou Video-Film Advertising Limited	The People's Republic of China (Wholly Foreign-owned Enterprise)	Registered capital US$2,100,000	–	83%	Advertising agent
Lyton Investment Limited	The Commonwealth of The Bahamas	Ordinary US$2	–	100%	Property holding
Macheer Properties Limited	The British Virgin Islands	Ordinary US$1	–	100%	Property holding
Markland Investments Limited	Hong Kong	Ordinary HK$2	–	100%	Investment holding
SCMP (1994) Limited	Hong Kong	Ordinary HK$2	100%	-	Investment holding
SCMP Book Publishing Limited	Hong Kong	Ordinary HK$2,000,000	–	100%	Book publishing
SCMP Hearst Publications Limited	Hong Kong	Ordinary HK$10,000	–	70%	Magazine publishing
SCMP Magazines Publishing (HK) Limited	Hong Kong	Ordinary HK$10,000	–	100%	Magazine publishing
SCMP Magazines Publishing Limited	Hong Kong	Ordinary HK$10,000	–	100%	Publication and advertising
SCMP Maxim Limited	Hong Kong	Ordinary HK$2	–	100%	Magazine publishing
SCMP.com Holdings Limited*	The British Virgin Islands	Ordinary US$1	100%	-	Investment holding
Shanghai Nan Hong Information Services Co., Ltd.	The People's Republic of China (Wholly Foreign-owned Enterprise)	Registered capital US$2,101,000	–	100%	Provision of consulting and advisory service

Company	Place of incorporation/ registration and operations (Kind of legal entity)	Nominal value of issued/ registered share capital	Proportion held Direct	Proportion held Indirect	Nature of business
South China Morning Post Publishers Limited	Hong Kong	Ordinary HK$201,000,000	–	100%	Newspaper and magazine publishing
South China Morning Post (S) Pte Ltd	Singapore	Ordinary S$3	–	100%	Advertising agent
Sunny Bright Development Limited	Hong Kong	Ordinary HK$2	–	100%	Property holding
Sunny Success Development Limited	Hong Kong	Ordinary HK$2	–	100%	Property holding
Video-Film Productions Limited	Hong Kong	Ordinary HK$12,050	–	83%	Video and film post-production
West Side Assets Limited*	The British Virgin Islands	Ordinary US$1	–	100%	Investment holding

Associates

Company	Place of incorporation and operations	Nominal value of issued share capital	Percentage of equity attributable to the Group	Nature of business
Dymocks Franchise Systems (China) Limited*	Hong Kong	Ordinary HK$7,700,000	45%	Bookshop operation
The Post Publishing Public Company Limited*	Thailand	Ordinary Baht500,000,000	21.3%	Newspaper and magazine publishing

* *The accounts of these companies were not audited by PricewaterhouseCoopers Hong Kong or other PricewaterhouseCoopers International member firms.*

The above table lists the subsidiaries of the Company and associates of the Group which, in the opinion of the Directors, principally affected the results of the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries and associates would, in the opinion of the Directors, result in particulars of excessive length.

32. RELATED PARTY TRANSACTIONS

During the year, the Group has entered into the following transactions with related parties:

Key management personnel compensation

	Group	
	2006	2005
	HK$'000	HK$'000
Salaries and other short-term employee benefits	**21,206**	19,085
Post-employment benefits	**576**	520
Termination benefits	**-**	202
	21,782	19,807

33. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on 26 March 2007.

Five-year Financial Summary

SELECTED FINANCIAL DATA

(in HK$ millions, except per share amounts)	Year ended 31 December **2006**	2005	2004	2003	2002
OPERATING RESULTS					
Revenue	**1,213**	1,120	1,375	1,280	1,365
Operating profit from principal activities	**378**	287	264	181	186
Fair value gain/(loss) on investment properties	**40**	50	18	(112)	(75)
Operating profit	**420**	306	363	47	135
Share of profits/ (losses) of associates and a jointly controlled entity	**6**	4	8	–	(1)
Income tax expense	**(80)**	(59)	(48)	(42)	(23)
Net profit attributable to shareholders	**339**	246	317	2	109
PER SHARE OF COMMON STOCK					
Operating profit from principal activities per share (in HK cents)	**24.19**	18.41	16.92	11.58	10.94
Basic earnings per share (in HK cents)	**21.69**	15.78	20.32	0.11	6.38
Diluted operating profit from principal activities per share (in HK cents)	**N/A**	N/A	N/A	N/A	N/A
Diluted earnings per share (in HK cents)	**N/A**	N/A	N/A	N/A	N/A
Dividend per share (in HK cents)	**19.00**	15.00	15.00	6.00	8.00
Net asset value per share (in HK$)	**1.21**	1.10	1.08	0.94	0.98
FINANCIAL POSITION					
Property, plant and equipment	**567**	623	602	1,347	1,507
Total assets	**2,293**	2,138	2,207	1,986	2,126
Bank loans	**(19)**	(69)	(247)	(230)	(310)
Total liabilities	**(398)**	(407)	(509)	(516)	(597)
Net assets attributable to shareholders	**1,883**	1,721	1,685	1,470	1,529
Number of shares in issue	**1,560,945,596**	1,560,945,596	1,560,945,596	1,560,945,596	1,560,945,596
KEY RATIOS					
Operating profit from principal activities to revenue	**31%**	26%	19%	14%	14%
Return on average equity	**19%**	14%	20%	*	6%
Return on average total assets	**15%**	11%	15%	*	5%
Gearing	**–**	–	–	5%	11%
Current assets to current liabilities	**2.16**	1.71	1.58	2.26	2.07
FULL TIME EMPLOYEES	**1,016**	1,044	1,035	1,247	1,293

* *Represents a figure less than 1%.*

Note:
The figures for the year ended 31 December 2005 had been restated pursuant to the adoption of HKFRS. Figures for the year ended 2004 and prior corresponding years have not been restated as it would involve delay and expenses out of proportion to the benefit to shareholders.

Shareholder Information Online
www.scmpgroup.com
Our website has up-to-date information about our company including financial information, press releases and other corporate information

Investor Relations
Perry Wu
(852) 2565 2380
perry.wu@scmp.com

Corporate Communications
Irene Ho
(852) 2565 2415
irene.ho@scmp.com

Company Secretary
Vera Leung
(852) 2680 8805
vera.leung@scmp.com

Career Opportunities
We offer career opportunities in journalism, advertising, circulation, marketing, production, human resources, finance and information technology. Applicants can send their applications to career@scmp.com

Share Registrars
Computershare Hong Kong Investor Services Limited
46/F, Hopewell Centre,
183 Queen's Road East,
Hong Kong

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre,
11 Bermudiana Road,
Pembroke HM08,
Bermuda

Registered Office
Canon's Court,
22 Victoria Street,
Hamilton HM12,
Bermuda

Head Office and Principal Place of Business
Morning Post Centre,
22 Dai Fat Street,
Tai Po Industrial Estate,
New Territories,
Hong Kong
(852) 2680 8888

15-16/F, Somerset House,
979 King's Road,
Quarry Bay,
Hong Kong
(852) 2565 2565
(852) 2565 2222

Stock Listing
Listed on the main board of the Hong Kong Stock Exchange
Ticker: 0583.HK

Annual General Meeting
The annual general meeting will be held on 28 May 2007 at 11:00 a.m. at Island Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Hong Kong

Company Listings

Newspaper Publishing
South China Morning Post Publishers Limited
Morning Post Centre,
22 Dai Fat Street,
Tai Po Industrial Estate,
New Territories,
Hong Kong
(852) 2680 8888

Magazine Publishing
SCMP Hearst Publications Limited
SCMP Maxim Limited
SCMP Magazines Publishing (HK) Limited
15/F, Somerset House,
979 King's Road,
Quarry Bay,
Hong Kong
(852) 2565 2565

Corporate Information

Book Publishing
SCMP Book Publishing Limited
15/F, Somerset House,
979 King's Road,
Quarry Bay,
Hong Kong
(852) 2565 2565

Other Businesses
Video-Film Productions Limited
8/F, Block C, Seaview Estate,
2-8 Watson Road,
North Point,
Hong Kong
(852) 2508 3888

Capital Artists Limited
15/F, Somerset House,
979 King's Road,
Quarry Bay,
Hong Kong
(852) 2565 2510

Principal Banker
The Hongkong and Shanghai Banking
Corporation Limited
1 Queen's Road Central,
Hong Kong

Legal Advisers
Clifford Chance
29/F, Jardine House,
One Connaught Place,
Hong Kong

Deacons
5/F, Alexandra House,
18 Chater Road,
Central,
Hong Kong

Appleby Hunter Bailhache
5511, The Center,
99 Queen's Road Central,
Central,
Hong Kong

Auditors
PricewaterhouseCoopers
Certified Public Accountants
22/F, Prince's Building,
Central,
Hong Kong

Board of Directors
Executive Directors
Kuok Khoon Ean, Chairman
Kuok Hui Kwong

Non-executive Directors
Roberto V. Ongpin, Deputy Chairman
Tan Sri Dr. Khoo Kay Peng
Robert Ng Chee Siong

Independent Non-executive Directors
The Hon. Ronald J. Arculli
Peter Lee Ting Chang
Dr. The Hon. Sir David Li Kwok Po

Audit Committee
Peter Lee Ting Chang, Chairman
The Hon. Ronald J. Arculli
Dr. The Hon. Sir David Li Kwok Po

Remuneration Committee
Peter Lee Ting Chang, Chairman
The Hon. Ronald J. Arculli
Kuok Khoon Ean

Nomination Committee
Peter Lee Ting Chang, Chairman
The Hon. Ronald J. Arculli
Kuok Khoon Ean

www.scmpgroup.com

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in SCMP Group Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

SCMP Group Limited
SCMP 集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 583)

Proposal for Grant of General Mandates to Issue and Repurchase Shares and Notice of Annual General Meeting

A notice convening the annual general meeting of SCMP Group Limited to be held at Island Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Hong Kong on Monday, 28 May 2007 at 11:00 a.m. is set out on pages 7 to 11 of this circular. Whether or not you are able to attend the meeting, you are requested to complete the form of proxy enclosed with this circular in accordance with the instructions printed thereon and return it to the Company at Morning Post Centre, 22 Dai Fat Street, Tai Po Industrial Estate, New Territories, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

24 April 2007

* *For identification purpose only*

CONTENTS

In this circular, the following expressions shall have the following meanings unless the context requires otherwise:

"Annual General Meeting"	the annual general meeting of the Company to be held at 11:00 a.m. on Monday, 28 May 2007 at Island Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Hong Kong
"AGM Notice"	the notice convening the Annual General Meeting as set out on pages 7 to 11 of this circular
"Board"	the Board of Directors
"Bye-Laws"	the Bye-Laws adopted by the Company on 4 November 1996 as amended, supplemented or modified from time to time
"Company"	SCMP Group Limited, an exempted company incorporated in Bermuda with limited liability, the Shares of which are listed on the Stock Exchange
"Directors"	the directors of the Company
"Latest Practicable Date"	19 April 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange for the time being in force
"Securities and Futures Ordinance"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	the ordinary share(s) of HK$0.10 each in the share capital of the Company
"Shareholder(s)"	holder(s) of Share(s) in issue
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"subsidiary"	means a company which is for the time being and from time to time a subsidiary (within the meaning of the Companies Ordinance of Hong Kong (Chapter 32 of the Laws of Hong Kong) or the Companies Act 1981 of Bermuda (as amended) or the local companies law, act and/or ordinance where the subject company was incorporated)
"Takeovers Code"	Hong Kong Code on Takeovers and Mergers

SCMP Group Limited
SCMP 集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 583)

Directors:
Executive Directors
Kuok Khoon Ean *(Chairman)*
Kuok Hui Kwong

Non-executive Directors
Roberto V. Ongpin *(Deputy Chairman)*
Tan Sri Dr. Khoo Kay Peng
Robert Ng Chee Siong

Independent Non-executive Directors
The Hon. Ronald J. Arculli
Peter Lee Ting Chang
Dr. The Hon. Sir David Li Kwok Po
Wong Kai Man

Registered Office:
Canon's Court
22 Victoria Street
Hamilton, HM12
Bermuda

Principal Place of Business:
Morning Post Centre
22 Dai Fat Street
Tai Po Industrial Estate
New Territories
Hong Kong

24 April 2007

To Shareholders

Dear Sir or Madam,

**Proposal for Grant of General Mandates
to Issue and Repurchase Shares
and
Notice of Annual General Meeting**

1. Introduction

The purpose of this letter is to provide information to Shareholders regarding the proposal to grant the Directors general mandates to issue and repurchase Shares at the Annual General Meeting. Set out in Appendix 1 to this letter is the AGM Notice convening the Annual General Meeting at which Shareholders will be requested to consider and, if they think fit, adopt resolutions relating to the grant of general mandates to issue and repurchase Shares and certain other resolutions as ordinary businesses of the Annual General Meeting.

* *For identification purpose only*

2. General Mandate to Issue Shares

At the last annual general meeting of the Company held on 25 May 2006, the Directors were granted a general mandate to allot, issue and deal with additional Shares up to a maximum of 20 per cent. of the share capital of the Company in issue as at the date of the passing of the relevant resolution. Such general mandate will cease to be effective at the conclusion of the Annual General Meeting.

As part of the special businesses of the Annual General Meeting, Shareholders are asked to consider and if thought fit, to pass an ordinary resolution as set out in resolution 6 in the AGM Notice to renew the mandate to give the Directors power to allot, issue and deal with additional Shares with an aggregate nominal amount not exceeding 20 per cent. of the share capital of the Company in issue as at the date of the passing of the resolution. Such general mandate, if approved by the Shareholders, will be effective during the period from the date of the passing of the resolution until the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable law to be held or the revocation or variation of the resolution by an ordinary resolution of the Shareholders in general meeting, whichever is the earliest. Subject to Shareholders granting the Directors the general mandate to repurchase Shares as described below, Shareholders are also asked to extend the general mandate to issue Shares by an amount representing the aggregate nominal amount of the Shares repurchased by the Company under the general mandate to repurchase Shares such that the amount of Shares so repurchased does not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of the resolution.

3. General Mandate to Repurchase Shares

At the last annual general meeting of the Company held on 25 May 2006, the Directors were granted a general mandate to repurchase Shares up to an aggregate nominal amount not exceeding 10 per cent. of the aggregate nominal amount of Shares in issue as at the date of the passing of the relevant resolution. Such general mandate will cease to be effective at the conclusion of the Annual General Meeting.

As part of the special businesses of the Annual General Meeting, Shareholders are asked to consider and if thought fit, to pass an ordinary resolution as set out in resolution 7 in the AGM Notice to renew the mandate to give the Directors power to repurchase Shares up to an aggregate nominal amount not exceeding 10 per cent. of the aggregate nominal amount of Shares in issue as at the date of the passing of the resolution. Based on the 1,560,945,596 Shares in issue as at the Latest Practicable Date and assuming no Shares are issued or repurchased before the Annual General Meeting, the Company would therefore be allowed under this mandate to repurchase a maximum of 156,094,559 Shares.

In accordance with the Listing Rules, Appendix 2 to this letter serves as an explanatory statement to provide Shareholders with all the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the resolution to be proposed at the Annual General Meeting to renew the mandate to allow the Directors to repurchase Shares.

4. Re-election of Retiring Directors

In accordance with Bye-Law 99 of the Company's Bye-Laws, every Director shall retire from office no later than the third annual general meeting after he was last elected or re-elected. If the number of Directors so retiring is less than one-third (or the number nearest one-third if the total number of Directors is not three or a multiple of three) of the Directors for the time being, then additional Directors who have been longest in office since their last election or re-election shall retire from office by rotation to make up the shortfall so that one-third (or the number nearest one-third if the total number of Directors is not three or a multiple of three) of the Directors will retire at each annual general meeting.

Mr. Peter Lee Ting Chang was last re-elected in 2004. He will retire from office and is eligible for re-election at the Annual General Meeting. Mr. Lee offers himself for re-election.

Mr. Peter Lee Ting Chang is an Independent Non-executive Director of the Company. The Company has received an annual confirmation of independence from Mr. Lee in accordance with Rule 3.13 of the Listing Rules. The Directors are of the opinion that Mr. Lee has been and continues to be independent. In reaching their opinion of Mr. Lee's independence, the Directors were satisfied that there are no relationships or circumstances which are likely to affect Mr. Lee's judgement and any relationships or circumstances which could appear to do so were considered not material. The Directors recommend Shareholders to vote for the re-election of Mr. Lee as an Independent Non-executive Director of the Company.

Tan Sri Dr. Khoo Kay Peng and Mr. Robert Ng Chee Siong, both were re-elected in 2005, will retire from office in accordance with the Company's Bye-Law 99 and are eligible for re-election at the Annual General Meeting. Tan Sri Dr. Khoo offers himself for re-election. Mr. Robert Ng Chee Siong has informed the Board that he will not stand for re-election.

In addition, Mr. Wong Kai Man was appointed as an Independent Non-executive Director of the Company on 2 April 2007. In accordance with Bye-Laws 102(B) of the Company's Bye-Laws, Mr. Wong shall hold office until the conclusion of the Annual General Meeting and shall be eligible for re-election at the Annual General Meeting. Mr. Wong offers himself for re-election.

Shareholders are requested to consider and vote on the re-election of Mr. Peter Lee Ting Chang, Mr. Wong Kai Man and Tan Sri Dr. Khoo Kay Peng, separately and individually, under resolution 3 of the AGM Notice. The biographies and details of interests in the Shares of the Directors to be re-elected at the Annual General Meeting are set out in Appendix 3 to this letter.

5. Annual General Meeting

Set out in Appendix 1 to this letter is the AGM Notice to convene the Annual General Meeting to be held at Island Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Hong Kong on Monday, 28 May 2007 at 11:00 a.m. to consider certain resolutions as ordinary businesses of the Annual General Meeting. In addition to this, Shareholders are requested to consider resolutions 6 to 8 in the AGM Notice relating to grant of the general mandates to the Directors to issue and repurchase Shares which are proposed as ordinary resolutions.

Whether or not you are able to attend the Annual General Meeting, you are requested to complete the enclosed form of proxy and return the same to the Company at Morning Post Centre, 22 Dai Fat Street, Tai Po Industrial Estate, New Territories, Hong Kong in accordance with the instructions printed thereon. The form of proxy is to be received by the Company not later than 11:00 a.m. on Saturday, 26 May 2007. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Annual General Meeting should you so wish.

Shareholders' rights to demand a poll on the proposed resolutions at the Annual General Meeting are set out in Appendix 4 to this letter.

6. Recommendation

The Directors are of the opinion that all the proposed resolutions are in the best interest of the Company and the Shareholders as a whole and recommend Shareholders to vote in favour of all the resolutions to be proposed at the Annual General Meeting.

7. Additional Information

Enclosed with this circular is a copy of the 2006 Annual Report of the Company. Shareholders are advised to have regard to the information contained in this Annual Report in arriving at their decision as to voting at the Annual General Meeting.

Yours faithfully,
Kuok Khoon Ean
Chairman

SCMP Group Limited

SCMP集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 583)

Notice is hereby given that the Annual General Meeting of SCMP Group Limited will be held at Island Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Hong Kong on Monday, 28 May 2007 at 11:00 a.m. for the following purposes:

1. To receive and consider the Audited Financial Statements and the Directors' Report and Auditors' Report for the year ended 31 December 2006.

2. To approve the payment of a final dividend.

3. To re-elect the following retiring Directors:

   (a) Mr. Peter Lee Ting Chang as Independent Non-executive Director

   (b) Mr. Wong Kai Man as Independent Non-executive Director

   (c) Tan Sri Dr. Khoo Kay Peng as Non-executive Director

4. To authorise the Board to fix Directors' fee.

5. To re-appoint PricewaterhouseCoopers as Auditors and authorise the Board to fix their remuneration.

6. As special business, to consider and if thought fit, pass the following resolution as an ordinary resolution:

   "**THAT**:

   (a) subject to paragraph (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares or securities convertible into such Shares or options or warrants or similar rights to subscribe for any Shares and to make or grant offers, agreements and options which would or might require Shares to be allotted and issued be and is hereby generally and unconditionally approved;

* *For identification purpose only*

(b) the approval in paragraph (a) above shall authorise the Directors to make or grant offers, agreements and options during the Relevant Period which would or might require Shares to be allotted and issued during and/or after the end of the Relevant Period;

(c) the aggregate nominal amount of Shares allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to the approval in paragraphs (a) and (b) above, otherwise than pursuant to or in consequence of:

(i) a Rights Issue (as hereinafter defined); or

(ii) the exercise of the conversion rights under the terms of any securities which are convertible into Shares; or

(iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares; or

(iv) the exercise of rights of subscription under the terms of any warrants issued by the Company; or

(v) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Bye-Laws of the Company;

shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution; and

(d) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable law to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the members of the Company in general meeting.

"Rights Issue" means an offer of Shares, or an offer of warrants, options or other securities giving rights to subscribe for Shares, open for a period fixed by the Directors to holders of Shares on the Register of Members of the Company on a fixed record date and, where appropriate, the holders of other equity securities of the Company entitled to be offered therein, in proportion to their then holdings of such Shares or other equity securities (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

7. As special business, to consider and if thought fit, pass the following resolution as an ordinary resolution:

"**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all powers of the Company to repurchase its Shares, subject to and in accordance with all applicable laws and/or requirements of the Listing Rules be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be repurchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period should not exceed 10 per cent. of the aggregate nominal amount of Shares in issue at the date of the passing of this resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until the earliest of:

    (i) the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

    (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable law to be held; and

    (iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the members of the Company in general meeting."

8. As special business, to consider and if thought fit, pass, with or without amendments, the following resolution as an ordinary resolution:

"**THAT**, subject to the passing of the resolutions 6 and 7 above, the general mandate granted to the Directors to exercise the powers of the Company to allot, issue and deal with additional Shares pursuant to resolution 6 above be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of Shares repurchased by the Company under the authority granted pursuant to resolution 7 above, provided that such amount of Shares so repurchased shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution."

By Order of the Board
Vera Leung
Company Secretary

Hong Kong, 24 April 2007

As at the date hereof, the Board comprises:
Executive Directors
Mr. Kuok Khoon Ean (Chairman) and Ms. Kuok Hui Kwong
Non-executive Directors
Mr. Roberto V. Ongpin (Deputy Chairman), Tan Sri Dr. Khoo Kay Peng and Mr. Robert Ng Chee Siong
Independent Non-executive Directors
The Hon. Ronald J. Arculli, Mr. Peter Lee Ting Chang, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man

Notes:

(1) A member entitled to attend and vote at the above meeting is entitled to appoint a proxy or proxies to attend and vote in his or her stead and any such member who is a holder of two or more shares in the Company is entitled to appoint more than one proxy to attend and vote in his or her stead. A proxy need not be a member of the Company. In the event that a member appoints more than one proxy, on a show of hands, all such proxies shall collectively have one vote unless otherwise provided for in the Bye-Laws of the Company.

(2) The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

(3) Where there are joint registered holders of any share, any one of such persons may vote at the above meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member in whose name any share stands will for this purpose be deemed joint holders thereof.

(4) To be valid, the form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof must be lodged at Morning Post Centre, 22 Dai Fat Street, Tai Po Industrial Estate, New Territories, Hong Kong as soon as possible and, in any event, not less than 48 hours before the time appointed for the holding of the above meeting. Completion and deposit of the form of proxy will not preclude a member from attending and voting in person at the above meeting if the member so wishes.

(5) The register of members of the Company will be closed from Monday, 21 May 2007 to Friday, 25 May 2007, both dates inclusive, during which period no transfer of shares will be effected. All transfers accompanied by the relevant share certificates must be lodged with the Company's Hong Kong Branch Share Registrars, Computershare Hong Kong Investor Services Limited of Room no. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:30 p.m. on Friday, 18 May 2007 so as to qualify for the proposed final dividend and attending the above meeting.

(6) Members of the Company are advised to read the circular to shareholders dated 24 April 2007 which contains information concerning the resolutions to be proposed in this notice.

This explanatory statement relates to resolution 7 proposed to be passed at the Annual General Meeting, which is an ordinary resolution to grant the Directors a general mandate to repurchase Shares through the Stock Exchange. It contains all the information required pursuant to Rule 10.06(1)(b) of the Listing Rules to be given to the Shareholders to enable them to make an informed decision on whether to vote for or against such ordinary resolution.

1. Share Repurchase Proposal

Under the Listing Rules, all the Shares proposed to be repurchased by the Company shall be fully paid up. All proposed repurchase of shares by a company with a primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of general mandate or by specific approval of a specific transaction.

As at the Latest Practicable Date, the share capital of the Company in issue comprised 1,560,945,596 Shares. Assuming no Shares are issued or repurchased before the Annual General Meeting and the ordinary resolution authorising the Directors to repurchase Shares is passed at the Annual General Meeting, up to 156,094,559 Shares representing 10 per cent. of the share capital of the Company in issue as at the date of the passing of the resolution may be repurchased by the Company during the period from the date of the passing of the resolution until the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable law to be held or the revocation or variation of the resolution by an ordinary resolution of the Shareholders in general meeting, whichever is the earliest.

2. Reasons for Repurchase

The Directors believe that it is in the best interests of the Company and the Shareholders to have a general authority from Shareholders to enable the Directors to repurchase Shares in the market. Such repurchase may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and its assets and/or its earnings per Share and will only be made when the Directors believe that such repurchase will benefit the Company and the Shareholders.

3. Funding of Repurchase

Under the Listing Rules, repurchases of Shares by the Company must be funded out of funds legally available for the purpose. The Company may only apply funds legally available for such purpose in accordance with its Memorandum of Association and Bye-Laws and the applicable laws of Hong Kong and Bermuda.

It is presently proposed that any repurchase of Shares would be paid out of capital paid up on the repurchased Shares, the profits of the Company which would otherwise be available for dividend, the Company's share premium account and/or its contributed surplus account.

In addition, on the basis of the consolidated financial position of the Company as at 31 December 2006 (being the date to which the latest published audited financial statements of the Company have been made up), the Directors consider that the exercise in full of the share repurchase mandate might have a material adverse impact on the working capital position of the Company as compared with its position as at 31 December 2006. No repurchase would be made in circumstances that might have a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the latest published audited financial statements) unless the Directors considered that such repurchases were in the best interests of the Company notwithstanding such material adverse impact.

4. General

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates (as defined in the Listing Rules) has any present intention, in the event that the resolution to grant the Directors a general mandate to repurchase Shares is approved by Shareholders, to sell any Shares to the Company.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the power of the Company to make repurchases pursuant to the share repurchase mandate in accordance with the Listing Rules and the applicable laws of Bermuda.

If, as a result of the exercise of the power to repurchase Shares pursuant to the share repurchase mandate, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition and may give rise to an obligation to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, the Company was informed that Kerry Group Limited (through its subsidiaries and controlled corporations) held an aggregate of 606,372,000 Shares, representing approximately 38.85 per cent. of the total share capital of the Company in issue. Subject to the granting of a waiver from the Executive Director of the Corporate Finance Division of the Securities and Futures Commission, any increase in shareholdings in the Company which is outside the 2% creeper as specified in Rule 26.1 of the Takeovers Code will give rise to an obligation to make a mandatory offer for the Company under Rule 26 of the Takeovers Code. In the event of the Directors exercising in full the power to repurchase Shares under the mandate, the aggregate shareholdings of Kerry Group Limited and/or its concert parties (hereinafter collectively referred to as "Kerry Group") may be increased by more than 2%. If so, this may give rise to an obligation on the Kerry Group to make a mandatory offer under Rule 26 of the Takeovers Code.

Save as aforesaid, the Directors are not aware of any consequence that would arise under the Takeovers Code and the Hong Kong Code on Share Repurchases in the event of the exercise of the power to repurchase Shares pursuant to the share repurchase mandate.

No connected person (as defined in the Listing Rules) has notified the Company that he has a present intention to sell Shares to the Company, or has undertaken not to do so in the event that the Company is authorised to make repurchases of the Shares.

5. Share Repurchases Made by the Company

The Company has made no repurchase of its Shares (whether on the Stock Exchange or otherwise) in the past six months prior to the Latest Practicable Date.

6. Share Price

The highest and lowest prices at which the Shares have traded on the Stock Exchange in each of the 12 months prior to the printing of this explanatory statement were as follows:

Year	**Month**	**Highest Traded Price** *(HK$)*	**Lowest Traded Price** *(HK$)*
2006	April	3.100	2.750
	May	3.125	2.525
	June	2.675	2.350
	July	2.950	2.575
	August	2.900	2.680
	September	2.920	2.740
	October	2.990	2.450
	November	2.840	2.670
	December	2.960	2.760
2007	January	3.000	2.750
	February	3.040	2.800
	March	3.020	2.700

Biographies of and interests in Shares held by Directors proposed to be re-elected at the Annual General Meeting:

1. Mr. Peter Lee Ting Chang

Mr. Peter Lee Ting Chang, JP, aged 53, an Independent Non-executive Director, joined the Board in August 1998. Mr. Lee is Chairman of Hysan Development Company Limited (whose shares are listed on the Hong Kong Stock Exchange) and a non-executive director of Cathay Pacific Airways Limited (whose shares are listed on the Hong Kong Stock Exchange), CLP Holdings Limited (whose shares are listed on the Hong Kong Stock Exchange), Hang Seng Bank Limited (whose shares are listed on the Hong Kong Stock Exchange) and Maersk China Limited as well as director of a number of other companies. He is a Vice President of the Real Estate Developers Association of Hong Kong. Mr. Lee is a graduate in Civil Engineering from the University of Manchester and also qualified as a Solicitor of the Supreme Court of England and Wales.

As at the Latest Practicable Date, Mr. Lee did not have any interest in any Shares within the meaning of the Securities and Futures Ordinance. The Company has given a letter of appointment to Mr. Lee pursuant to which Mr. Lee is appointed for a term commencing on 24 May 2004 (the date of his latest re-election as Director of the Company) and ending at the conclusion of the Annual General Meeting. In 2006, Mr. Lee was entitled to a Director's fee of HK$100,000 per annum and Director's emolument of HK$200,000 per annum for serving on the Audit Committee (HK$100,000), Remuneration Committee (HK$50,000) and Nomination Committee (HK$50,000) which were fixed by the Board of Directors pursuant to the authority granted by the Shareholders at the Company's annual general meeting. Under Bye-Law 99 of the Company, Mr. Lee will be subject to retirement by rotation and eligible for re-election at the Company's annual general meeting every three years.

Other than the aforesaid, Mr. Lee does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholders of the Company, there is no other information to be disclosed under rule 13.51(2) of the Listing Rules and there is no other matter that need to be brought to the attention of Shareholders.

2. Mr. Wong Kai Man

Mr. Wong Kai Man, JP, aged 56, an Independent Non-executive Director, joined the Board in April 2007. Mr. Wong is an accountant with 32 years of audit, initial public offer and computer audit experience. He was a member of the Growth Enterprise Market Listing Committee of The Stock Exchange of Hong Kong Limited from 1999 to 2003. He retired as an audit partner from PricewaterhouseCoopers, Hong Kong on 30 June 2005 and is currently the chief executive officer of Li & Fung (1906) Foundation Limited, a charity and a senior advisor to Tricor Services Limited, a provider of business services. He is currently an independent non-executive director of Shangri-La Asia Limited and SUNeVision Holdings Ltd. (shares of the two companies are listed on the Hong Kong Stock Exchange). In addition, he serves in a number of government committees and the board of certain non-government organisations.

Mr. Wong obtained his Bachelor of Science in Physics from the University of Hong Kong and Master of Business Administration from the Chinese University of Hong Kong, and is a fellow of the Association of Chartered Certified Accountants, United Kingdom and a fellow of the Hong Kong Institute of Certified Public Accountants.

As at the Latest Practicable Date, Mr. Wong did not have any interest in any Shares within the meaning of the Securities and Futures Ordinance. The Company has given a letter of appointment to Mr. Wong pursuant to which Mr. Wong is appointed for a term commencing on 2 April 2007 and ending at the conclusion of the Annual General Meeting. Mr. Wong will be entitled to a Director's fee of HK$100,000 per annum or such sum of director's fee to be fixed by the Board of Directors pursuant to the authority granted by the Shareholders at the Company's annual general meeting. Under Bye-Law 99 of the Company, Mr. Wong will be subject to retirement by rotation and eligible for re-election at the Company's annual general meeting every three years.

Other than the aforesaid, Mr. Wong does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholders of the Company, there is no other information to be disclosed under rule 13.51(2) of the Listing Rules and there is no other matter that need to be brought to the attention of Shareholders.

3. Tan Sri Dr. Khoo Kay Peng

Tan Sri Dr. Khoo Kay Peng, aged 68, was appointed a Director in June 1994. Tan Sri Dr. Khoo is Chairman and Chief Executive of The MUI Group, which is a business corporation with diversified operations in the Asia Pacific, the United States of America ("USA") and the United Kingdom ("UK"). He is the Chairman of Malayan United Industries Berhad and MUI Properties Berhad, Malaysia (whose shares are listed on Bursa Malaysia, formerly known as the Kuala Lumpur Stock Exchange), Laura Ashley Holdings plc, UK (whose shares are listed on the London Stock Exchange), Corus Hotels plc, UK, Morning Star Resources Limited (whose shares are listed on the Hong Kong Stock Exchange). He is also a director of Pan Malaysian Industries Berhad, Malaysia (whose shares are listed on Bursa Malaysia) and The Bank of East Asia, Limited, Hong Kong (whose shares are listed on the Hong Kong Stock Exchange). He is a board member of Northwest University, Seattle, USA and serves as a Council Member of the Malaysian-British Business Council, the Malaysia-China Business Council and the Asia Business Council.

As at the Latest Practicable Date, Tan Sri Dr. Khoo was interested in 16,150,000 Shares within the meaning of the Securities and Futures Ordinance representing approximately 1.03% of the share capital of the Company in issued. The Company has given a letter of appointment to Tan Sri Dr. Khoo pursuant to which Tan Sri Dr. Khoo is appointed for a term commencing on 25 May 2005 (the date of his latest re-election as Director of the Company) and ending at the conclusion of the annual general meeting in 2008. In 2006, Tan Sri Dr. Khoo was entitled to a Director's fee of HK$100,000 per annum which was fixed by the Board of Directors pursuant to the authority granted by the Shareholders at the Company's annual general meeting. Under Bye-Law 99 of the Company, Tan Sri Dr. Khoo will be subject to retirement by rotation and eligible for re-election at the Company's annual general meeting every three years.

Other than the aforesaid, Tan Sri Dr. Khoo does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholders of the Company, there is no other information to be disclosed under rule 13.51(2) of the Listing Rules and there is no other matter that need to be brought to the attention of Shareholders.

Bye-Law 70 of the Bye-Laws sets out the procedures by which Shareholders may demand a poll:

At any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is demanded (before or on the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll). A poll may be demanded by:

(i) the chairman of the meeting;

(ii) at least three Shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting;

(iii) any Shareholder or Shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(iv) any Shareholder or Shareholders present in person or by a duly authorised corporate representative or by proxy and holding shares in the Company, conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll be so demanded and the demand is not withdrawn, a declaration by the chairman of the meeting that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下SCMP集團有限公司之股份全部**售出或轉讓**，應立即將本通函連同隨附之代表委託書交予買主或受讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或受讓人。

SCMP Group Limited
SCMP集團有限公司*

(在百慕達註冊成立之有限公司)

(股份代號：583)

建議授予發行和購回股份之一般授權
及
股東週年大會通告

於本通函第7頁至第11頁載有召開SCMP集團有限公司將於二零零七年五月二十八日（星期一）上午十一時正假座香港法院道太古廣場港島香格里拉大酒店五樓香島殿舉行股東週年大會之通告。無論　閣下能否出席該會，務請將隨附本通函之代表委託書按其印列之指示填妥，並於大會指定舉行時間48小時前交回本公司，地址為香港新界大埔工業邨大發街22號南華早報中心。填妥及交回代表委託書後，　閣下仍可親自出席大會，並在大會上投票。

二零零七年四月二十四日

* *僅供識別*

目　錄

頁次

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「股東週年大會」	本公司將於二零零七年五月二十八日(星期一)上午十一時正假座香港法院道太古廣場港島香格里拉大酒店五樓香島殿舉行之股東週年大會
「大會通告」	載於本通函第7頁至第11頁召開股東週年大會之通告
「董事會」	董事會
「公司細則」	本公司於一九九六年十一月四日採納並經不時修訂、補充或變更之公司細則
「本公司」	SCMP集團有限公司，在百慕達註冊成立之有限公司，其股份於聯交所上市
「董事」	本公司之董事
「最後實際可行日期」	二零零七年四月十九日，即本通函付印前用以確認所載若干資料之最後實際可行日期
「上市規則」	現有生效之聯交所證券上市規則
「證券及期貨條例」	證券及期貨條例(香港法例第571章)
「股份」	本公司股本中每股面值0.10港元之普通股
「股東」	已發行股份之持有人
「聯交所」	香港聯合交易所有限公司

「附屬公司」	指一間現時及不時根據香港公司條例(香港法例第32章)或百慕達公司法1981(經不時修訂)或該公司成立地點之當地公司法例、法令及/或條例之涵義之附屬公司
「收購守則」	香港公司收購及合併守則

SCMP Group Limited
SCMP集團有限公司*

(在百慕達註冊成立之有限公司)

(股份代號：583)

董事：

執行董事

郭孔演 *(主席)*

郭惠光

非執行董事

Roberto V. Ongpin *(副主席)*

邱繼炳博士

黃志祥

獨立非執行董事

夏佳理

利定昌

李國寶爵士

黃啟民

註冊地址：

Canon's Court

22 Victoria Street

Hamilton, HM12

Bermuda

主要營業地點：

香港新界大埔工業邨

大發街22號南華早報中心

敬啟者：

建議授予發行和購回股份之一般授權
及
股東週年大會通告

1. 緒言

本函件旨在向股東提供有關提呈即將於股東週年大會建議通過授予董事發行和購回股份之一般授權的資料。本函件附件一載有股東週年大會通告。在該大會上，股東將被邀考慮及酌情通過有關授予董事發行和購回股份之一般授權之決議案，以及作為股東週年大會一般事項之若干其他決議案。

* *僅供識別*

2. 發行股份之一般授權

於二零零六年五月二十五日舉行之本公司上屆股東週年大會上，董事獲授予一項一般授權，授權董事可配發、發行及處理不超過本公司於通過有關決議案之日已發行股本20%之新股份。該項一般授權將於股東週年大會結束後失效。

作為股東週年大會的一項特別事項，謹請股東考慮並酌情通過載於大會通告關於將上述授權展期之第6項普通決議案，授權董事可配發、發行及處理總面值不超過本公司於通過決議案之日已發行股本20%之新股份。該一般授權(如獲股東批准)將在由通過此決議案之日起至本公司下屆股東週年大會結束之日，或按照本公司之公司細則或任何適用法例規定本公司下屆股東週年大會召開期限屆滿之日，或本公司股東在股東大會上通過一項普通決議案撤銷或修改此項決議案之日(以其中的最早日期為準)止的期間內有效。在股東如以下所述授予董事購回股份一般授權之前提下，還請股東擴大上述發行股份之一般授權，以包括根據購回股份一般授權購回之股份總面值等額之股份，惟購回股份數額不得超過本公司於通過決議案之日已發行股本總面值之10%。

3. 購回股份之一般授權

於二零零六年五月二十五日舉行之本公司上屆股東週年大會上，董事獲授予一項一般授權，授權董事可購回總面值不超過本公司於通過有關決議案之日已發行股份總面值10%之股份。該項一般授權將於股東週年大會結束後失效。

作為股東週年大會的一項特別事項，謹請股東考慮並酌情通過載於大會通告關於將上述授權展期之第7項普通決議案，授權董事可購回總面值不超過本公司於通過決議案之日已發行股份總面值10%之股份。按截至最後實際可行日期本公司已發行股份1,560,945,596股計算，並假設於股東週年大會前並無發行或購回任何股份，本公司將可根據此授權購回最多156,094,559股股份。

根據上市規則，本函件附件二為一份說明文件，向股東提供所有合理所需之資料，使股東能在充分掌握有關資料之情況下，決定是否投票同意將在股東週年大會上提呈將該授權展期以使董事可購回股份之決議案。

4. 重新選舉任期屆滿之董事

按本公司之公司細則第99條，每位董事須不遲於其上次獲選或重選後的第三次股東週年大會上退任。若須退任之董事人數少於當時董事人數的三分之一(或最接近三分之一的人數)，額外董事自其上次獲選或重選後而任期最長者須輪值退任，以填補不足，以使每年股東週年大會均有三分之一(或最接近三分之一)的董事輪值退任。

利定昌先生於二零零四年獲重選。彼將任滿告退，並可於股東週年大會膺選連任。利先生願意膺選連任。

利定昌先生為本公司的獨立非執行董事。本公司已收到利先生根據上市規則第3.13條所載指引每年確認其獨立性的確認函。董事認為利先生為及將繼續為獨立人士。於確定利先生為獨立人士時，董事相信並無任何可能會影響利先生之判斷的關係或情況，而倘出現此種關係或情況，其影響亦並不重大。董事建議股東投票重選利先生為本公司的獨立非執行董事。

邱繼炳博士和黃志祥先生，彼等均於二零零五年獲重選，將根據本公司之公司細則第99條輪值退任，並可於股東週年大會膺選連任。邱博士願意膺選連任。黃志祥先生已通知董事會彼將不會膺選連任。

此外，黃啟民先生於二零零七年四月二日獲委任為本公司之獨立非執行董事。根據本公司之公司細則第102(B)條，黃先生之任期至股東週年大會結束後屆滿，並可於股東週年大會膺選連任。黃先生願意膺選連任。

謹請股東考慮及按大會通告第3項決議案分別及個別投票重新選舉利定昌先生、黃啟民先生和邱繼炳博士為董事。將於股東週年大會上重新選舉之董事的簡歷和持有本公司股份之資料載於本函件附件三。

5. 股東週年大會

股東週年大會將於二零零七年五月二十八日(星期一)上午十一時正假座香港法院道太古廣場港島香格里拉大酒店五樓香島殿舉行。大會通告載於本函件附件一。該大會將考慮作為股東週年大會一般事項之若干決議案。此外,亦請股東考慮載於大會通告有關授予董事一般授權以發行及購回股份之第6項至第8項普通決議案。

無論　閣下能否出席股東週年大會,務請　閣下將隨附之代表委託書按其印列之指示填妥並交回本公司,地址為香港新界大埔工業邨大發街22號南華早報中心。填妥之代表委託書須於二零零七年五月二十六日(星期六)上午十一時前交回本公司。填妥及交回代表委託書後,　閣下仍可親自出席股東週年大會,並在大會上投票。

股東於股東週年大會對建議的決議案要求以投票方式表決之權利,載於本函件附錄四。

6. 推薦意見

董事認為所有建議之決議案皆符合本公司及股東之整體最佳利益,並建議股東投票贊成將在股東週年大會上提呈之各項決議案。

7. 其他資料

茲隨本通函附上本公司二零零六年年報,請股東參考該年報所載之資料,以作出如何在股東週年大會上投票之決定。

此致　*股東台照*

主席
郭孔演
謹啟

二零零七年四月二十四日

SCMP Group Limited
SCMP集團有限公司*

(在百慕達註冊成立之有限公司)

(股份代號：583)

茲通告SCMP集團有限公司股東週年大會謹訂於二零零七年五月二十八日(星期一)上午十一時正，假座香港法院道太古廣場港島香格里拉大酒店五樓香島殿舉行，以處理下列事項：

1. 省覽截至二零零六年十二月三十一日止年度之經審核財務報告及董事會報告與核數師報告。

2. 通過派發末期股息。

3. 重新選舉下列任期屆滿之董事：

   (a) 利定昌先生為獨立非執行董事

   (b) 黃啟民先生為獨立非執行董事

   (c) 邱繼炳博士為非執行董事

4. 授權董事會釐訂董事酬金。

5. 重新委聘羅兵咸永道會計師事務所為核數師，並授權董事會釐訂其酬金。

6. 作為特別事項，考慮並酌情通過下列決議案為普通決議案：

   「**動議**：

   (a) 在下文(c)項之規限下，一般及無條件批准董事於有關期間(按下文之定義)內行使本公司所有權力，以配發、發行及處理額外股份或可兌換為股份或購股權或認股權證或可認購任何股份之類似權利之證券，並訂立或授出須要或可能須要配發及發行股份之建議、協議或購股權；

* *僅供識別*

(b) 上文(a)項之批准可授權董事在有關期間內訂立或授出須要或可能須要於有關期間內及/或結束後配發及發行股份之建議、協議或購股權；

(c) 董事依據上文(a)項及(b)項之批准所配發或同意有條件或無條件配發之股本總面額，不包括根據或由於下列作出者：

(i) 供股(按下文之定義)；或

(ii) 根據可兑換為股份之任何證券之條款行使兑換權；或

(iii) 任何購股權計劃或本公司當時採納以向本公司及/或其任何附屬公司之行政人員及/或僱員授出或發行股份或可認購股份之權利之類似安排；或

(iv) 根據本公司已發行之任何認股權證的條款行使認股權；或

(v) 任何代息股份或類似安排，以便根據本公司之公司細則配發股份以取代全部或部份股息；

不得超過在本決議案通過之日本公司已發行之股本面額之20%；及

(d) 就本決議案而言：

「有關期間」指由本決議案獲通過之日至下述各項中最早之日期：

(i) 本決議案獲通過後之本公司下屆股東週年大會結束之日；及

(ii) 本公司之公司細則或適用之法例規定須舉行下屆股東週年大會期限屆滿之日；及

(iii) 本公司股東在股東大會上通過普通決議案以撤銷或修訂本決議案之授權之日。

「供股」指於董事所訂定之期間內，向於指定記錄日期名列股東名冊之股份持有者（及如適用時，持有本公司其他股本證券，並有權獲配售有關股本證券的人士）按其當時持有該等股份或其他股本證券的比例配售新股之建議或有權認購股份之認股權證、購股權或其他證券之建議（惟董事有權就零碎股份或因香港以外任何地區之法律或任何認可監管機構或任何證券交易所規定下之限制或責任，作出其認為必須或權宜的豁免或其他安排）。」

7. 作為特別事項，考慮並酌情通過下列決議案為普通決議案：

「**動議**：

(a) 在下文(b)項之規限下，一般及無條件批准董事於有關期間（按下文之定義）內及在遵守所有適用法例及/或上市規則之要求，行使本公司之所有權力以購回股份；

(b) 本公司依據上述(a)項之批准將於有關期間內購回股份之面值總額，不得超過在本決議案通過之日本公司已發行股本面值總額之10%，而上述批准亦受此限制；及

(c) 就本決議案而言，「有關期間」指由本決議案獲通過之日至下列各項中最早之日期：

(i) 本決議案獲通過後之本公司下屆股東週年大會結束之日；及

(ii) 本公司之公司細則或適用之法例規定須舉行下屆股東週年大會期限屆滿之日；及

(iii) 本公司股東在股東大會上通過普通決議案以撤銷或修訂本決議案之授權之日。」

8. 作為特別事項，不論作出修訂與否，考慮並酌情通過下列決議案為普通決議案：

「**動議**在上文第6項及第7項決議案獲通過後，根據上文第6項決議案授予董事一般授權以配發、發行及處理本公司股本中之額外股份數額，將根據上文第7項決議案授權董事購回本公司股本中之股份面值總額之數額而擴大，惟此等數額不得超過本決議案通過之日本公司已發行股本面值總額之10%。」

承董事會命
公司秘書
梁慧寶

香港，二零零七年四月二十四日

於本通告日期，董事會成員包括：

執行董事
郭孔演先生（主席）及郭惠光女士

非執行董事
Roberto V. Ongpin先生（副主席）、邱繼炳博士及黃志祥先生

獨立非執行董事
夏佳理先生、利定昌先生、李國寶爵士及黃啟民先生

附註：

(1) 凡有權出席上述大會及投票之股東，均有權委派一位或多位代表出席及投票，持有兩股或以上本公司股份之股東，有權委派超過一位代表出席及投票，受委託代表無須為本公司股東。除本公司之公司細則另有規定外，以舉手方式表決時，倘股東委派超過一位代表，該等代表將合共有一票。

(2) 委任代表之文據必須由委任人或其正式授權之代表書寫，或倘委任人為一法團，則必須蓋上公司印鑑或由獲正式授權之行政人員或代理人簽署。

(3) 如屬任何股份之聯名登記持有人，則任何一位該等人士可就該等股份親自或委派代表在上述大會上投票，猶如彼為唯一有權投票之人士；若超過一位聯名股份持有人親自或委派代表出席大會，則出席者中只有在本公司之股東名冊上排名較先之聯名股份持有人，方有權就有關股份在大會上投票。已身故之股東的遺囑執行人或遺產管理人將就此被視作有關股份的聯名持有人。

(4) 代表委託書及經簽署之授權書或其他授權文件(如有)或經由公證人簽署證明之該等授權書之副本，須於上述大會指定舉行時間不少於48小時前交回香港新界大埔工業邨大發街22號南華早報中心，方為有效。填妥及交回代表委託書後，股東仍可親自出席大會，並在會上投票。

(5) 本公司將由二零零七年五月二十一日(星期一)至二零零七年五月二十五日(星期五)，首尾兩天包括在內，暫停辦理股份過戶登記手續。為確保合符資格收取擬派發之末期股息，並出席股東週年大會，所有過戶文件連同有關股票必須於二零零七年五月十八日(星期五)下午四時三十分前送達本公司在香港之股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712-1716室，辦理過戶登記手續。

(6) 務請股東細閱日期為二零零七年四月二十四日本公司致股東之通函，當中載有關於本通告所提呈之決議案的資料。

本説明文件是關於擬在股東週年大會上通過的第7項決議案，該決議案為一項普通決議案，授予董事一項一般授權，可透過聯交所購回股份。本文件包含依據上市規則第10.06(1)(b)條規定須提供給股東的一切資料，以便彼等決定對該項普通決議案投贊成或反對票。

1. 股份購回建議

根據上市規則，本公司擬購回的股份乃已全部繳足之股本。一間在聯交所作主要上市的公司，其股份的一切購回建議，必須採用一般授權或特別批准一項特別交易的方法，由一項普通決議案事先給予批准。

於最後實際可行日期，本公司之已發行股本包括1,560,945,596股股份。假設於股東週年大會前並無發行或購回股份，以及在股東週年大會上通過普通決議案授權董事購回股份，則本公司可在由通過此決議案之日起至本公司下屆股東週年大會結束之日，或按照本公司之公司細則或任何適用法例規定本公司下屆股東週年大會召開期限屆滿之日，或本公司股東在股東大會上通過一項普通決議案撤銷或修改此項決議案之日(以其中的最早日期為準)止的期間內，最多可購回156,094,559股股份，相當於本公司於決議案通過之日已發行股本之10%。

2. 購回股份的理由

董事相信，由股東授予董事一般權力在市場上購回股份乃符合本公司及股東的最佳利益。該等股份回購，依據當時的市場情況及融資安排，可能會增加本公司的資產淨值及本公司每股資產值及/或盈利。股份回購亦只會在董事相信有利於本公司及股東的情況下方會進行。

3. 購回股份所需款項的來源

根據上市規則，本公司於股份回購時必須使用可為此目的而合法動用的資金。本公司只可使用按其組織章程大綱及公司細則以及香港和百慕達適用法律的規定可為此目的而合法使用的資金。

現時建議之任何股份回購應動用該購回股份的已繳股款、本公司可用作派息的盈利、本公司的股份溢價賬及/或繳入盈餘賬支付。

此外，基於本公司截至二零零六年十二月三十一日(即最近期公佈的本公司經審核財務報告之結算日)的綜合財務狀況，董事認為全面行使購回股份授權將可能會對本公司的流動資金狀況(與其於二零零六年十二月三十一日的狀況比較)產生重大不利影響。在可能會對本公司的流動資金狀況或資產負債比率狀況(與於最近期公佈的本公司經審核財務報告中披露的狀況比較)產生重大不利影響的情況下，本公司不會購回股份，除非董事認為，儘管會產生重大不利影響，購回股份仍符合本公司的最佳利益。

4. 一般說明

董事(在作出一切合理查詢後及盡彼等所知)或其聯繫人士(如上市規則所釋義)，現時並無任何意願在股東通過該項決議案授予董事一般授權購回股份後向本公司出售任何股份。

董事已向聯交所作出承諾，只要情況許可，彼等將按照上市規則和百慕達適用的法律根據購回股份的授權行使本公司回購股份的權力。

倘若由於根據購回股份授權而行使權力回購股份，導致某一股東在本公司投票權上的權益按比例增加，則有關增加將視作收購論，並可能引致須根據收購守則第26條提出全面收購建議的責任。

於最後實際可行日期，本公司獲通知Kerry Group Limited(透過其附屬公司及控制的公司)持有合共606,372,000股股份，約佔本公司已發行股本總額之38.85%。除獲證券及期貨事務監察委員會企業融資部之執行理事授予豁免外，任何在本公司的權益增加而超出收購守則第26.1條所訂定之2%自由增購率，將引致須根據收購守則第26條提出全面收購建議的責任。倘若董事根據授權全面行使權力回購股份，而Kerry Group Limited及/或其一致行動之人士(以下統稱「Kerry Group」)的總持股比率將增加超過2%。有關增加將會引致Kerry Group須根據收購守則第26條提出全面收購建議的責任。

除上文所述者外，董事並無察覺根據購回股份授權而行使權力回購股份，將產生任何須遵照收購守則及香港公司股份購回守則而承擔之後果。

沒有任何關連人士(如上市規則所釋義)通知本公司其現時有意在本公司獲授權購回股份時出售股份予本公司，或作出不出售股份之承諾。

5. 本公司作出之股份購回

本公司在最後實際可行日期前六個月內沒有(不論是否在聯交所)購回股份。

6. 股價

在本說明文件付印前十二個月期間的每一個月，股份在聯交所交易之最高及最低價格如下：

年份	月份	最高交易價 *(港元)*	最低交易價 *(港元)*
二零零六	四月	3.100	2.750
	五月	3.125	2.525
	六月	2.675	2.350
	七月	2.950	2.575
	八月	2.900	2.680
	九月	2.920	2.740
	十月	2.990	2.450
	十一月	2.840	2.670
	十二月	2.960	2.760
二零零七	一月	3.000	2.750
	二月	3.040	2.800
	三月	3.020	2.700

建議於股東週年大會重新選舉之董事的簡歷和持有股份資料：

1. 利定昌先生

利定昌先生，太平紳士，五十三歲，獨立非執行董事，於一九九八年八月加入董事會。利先生為希慎興業有限公司(其股份於聯交所上市)的主席，並出任國泰航空有限公司(其股份於聯交所上市)、中電控股有限公司(其股份於聯交所上市)、恒生銀行有限公司(其股份於聯交所上市)及馬士基(中國)有限公司的非執行董事，以及多間其他公司的董事。彼亦為香港地產建設商會副會長。利先生畢業於University of Manchester土木工程系，及為英格蘭及威爾士最高法院認可律師。

於最後實際可行日期，就證券及期貨條例所指，利先生並無於本公司股份中擁有權益。本公司已向利先生出具委任函件，據此，利先生之任期由二零零四年五月二十四日(彼上一次獲重選為董事之日期)至股東週年大會結束。於二零零六年，按董事會根據股東於本公司股東週年大會授予釐定董事酬金的權力，利先生有權收取董事袍金每年100,000港元，及為服務審核委員會(100,000港元)、薪酬委員會(50,000港元)及提名委員會(50,000港元)之酬金合共每年200,000港元。按本公司之公司細則第99條，利先生將須每三年輪值退任，並可於本公司股東週年大會膺選連任。

除上述者外，利先生與本公司任何董事、高層管理人員、主要股東或控股股東概無任何關係，並無其他資料須根據上市規則第13.51(2)條的規定而披露，以及並無其他事項須提請股東注意。

2. 黃啟民先生

黃啟民先生，太平紳士，五十六歲，獨立非執行董事，於二零零七年四月加入董事會。黃先生為會計師，並於審計、上市集資及電腦審計方面擁有三十二年經驗。在一九九九年至二零零三年期間，他為香港聯合交易所有限公司創業板上市委員會成員。黃先生在二零零五年六月三十日退任香港羅兵咸永道會計師事務所審計合夥人。他現任一家慈善機構利豐(1906)慈善基金有限公司的行政總裁，及一家提供商業服務之機構卓佳專業商務有限公司的資深顧問。黃先生現時是香格里拉(亞洲)有限公司及新意網集團有限公司(兩間公司之股份均於聯交所上市)的獨立非執行董事。他亦服務於多個政府委任之委員會及非官方機構之董事局。

黃先生擁有香港大學之物理學學士及香港中文大學之工商管理學碩士，並為英國特許公認會計師會資深會員及香港會計師公會資深會員。

於最後實際可行日期，就證券及期貨條例所指，黃先生並無於本公司股份中擁有權益。本公司已向黃先生出具委任函件，據此，黃先生之任期由二零零七年四月二日至股東週年大會結束。按董事會根據股東於本公司股東週年大會授予的權力，黃先生將有權收取董事會釐定之每年100,000港元或其他數額之董事袍金。按本公司之公司細則第99條，黃先生將須每三年輪值退任，並可於本公司股東週年大會膺選連任。

除上述者外，黃先生與本公司任何董事、高層管理人員、主要股東或控股股東概無任何關係，並無其他資料須根據上市規則第13.51(2)條的規定而披露，以及並無其他事項須提請股東注意。

3. 邱繼炳博士

邱繼炳博士，六十八歲，一九九四年六月獲委任為董事。邱博士為The MUI Group的主席兼行政總裁，The MUI Group為一間業務多元化的企業集團，業務遍及亞太區、美國及英國。彼亦為馬來西亞Malayan United Industries Berhad及MUI Properties Berhad（其股份均於Bursa Malaysia（前稱Kuala Lumpur Stock Exchange）上市）、英國Laura Ashley Holdings plc（其股份於倫敦證券交易所上市）、英國Corus Hotels plc及香港星晨集團有限公司（其股份於聯交所上市）的主席，以及馬來西亞Pan Malaysian Industries Berhad（其股份於Bursa Malaysia上市）及香港東亞銀行有限公司（其股份於聯交所上市）的董事。彼為美國西雅圖Northwest University的校董及Malaysian-British Business Council、Malaysia-China Business Council及Asia Business Council的委員。

於最後實際可行日期，就證券及期貨條例所指，邱博士持有16,150,000股本公司股份，約佔本公司已發行股本之1.03%。本公司已向邱博士出具委任函件，據此，邱博士之任期由二零零五年五月二十五日（彼上一次獲重選為董事之日期）至二零零八年股東週年大會結束。於二零零六年，按董事會根據股東於本公司股東週年大會授予釐定董事酬金的權力，邱博士有權收取董事袍金每年100,000港元。按本公司之公司細則第99條，邱博士將須每三年輪值退任，並可於本公司股東週年大會膺選連任。

除上述者外，邱博士與本公司任何董事、高層管理人員、主要股東或控股股東概無任何關係，並無其他資料須根據上市規則第13.51(2)條的規定而披露，以及並無其他事項須提請股東注意。

本公司之公司細則第70條載有股東要求以投票方式表決的程序：

於任何股東大會，提呈股東大會表決之決議案均以舉手方式表決，除非要求以投票方式表決(在宣布以舉手方式表決之結果時或之前或於撤銷任何其他以投票方式表決之要求時)。下列人士可要求以投票方式表決：

(i) 會議主席；

(ii) 最少三名親自出席並於當時有權於會議上投票之股東或法團授權代表或受委託代表；

(iii) 任何親自出席之一位或多位股東或法團授權代表或受委託代表，彼等須代表不少於全體有權於會議上投票之股東之總投票權十分之一；或

(iv) 任何親自出席之一位或多位股東或法團授權代表或受委託代表出席並持有獲賦予於會議上投票權力之本公司股份，而該等股份之實繳股款總額不少於全部賦予該項權利之股份實繳股款總額十分之一。

除非要求以投票方式表決及未有撤銷該要求，會議主席宣布決議案以舉手方式表決通過、或一致通過、或以大比數通過或否決，並在本公司會議記錄內載錄該表決結果，儘管未有載錄贊成或反對該決議的投票數目或比例，該記錄為決議案最終表決結果。

SCMP GROUP LIMITED

SCMP 集團有限公司*

(Incorporated in Bermuda with limited liability) (Stock Code: 583)

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of SCMP Group Limited will be held at Island Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Hong Kong on Monday, 28 May 2007 at 11:00 a.m. for the following purposes:

1. To receive and consider the Audited Financial Statements and the Directors' Report and Auditors' Report for the year ended 31 December 2006.
2. To approve the payment of a final dividend.
3. To re-elect the following retiring Directors:
   (a) Mr. Peter Lee Ting Chang as Independent Non-executive Director
   (b) Mr. Wong Kai Man as Independent Non-executive Director
   (c) Tan Sri Dr. Khoo Kay Peng as Non-executive Director
4. To authorise the Board to fix Directors' fee.
5. To re-appoint PricewaterhouseCoopers as Auditors and authorise the Board to fix their remuneration.
6. As special business, to consider and if thought fit, pass the following resolution as an ordinary resolution:

"THAT:

(a) subject to paragraph (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares or securities convertible into such Shares or options or warrants or similar rights to subscribe for any Shares and to make or grant offers, agreements and options which would or might require Shares to be allotted and issued be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors to make or grant offers, agreements and options during the Relevant Period which would or might require Shares to be allotted and issued during and/or after the end of the Relevant Period;

(c) the aggregate nominal amount of Shares allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to the approval in paragraphs (a) and (b) above, otherwise than pursuant to or in consequence of:

(i) a Rights Issue (as hereinafter defined); or

(ii) the exercise of the conversion rights under the terms of any securities which are convertible into Shares; or

(iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares; or

(iv) the exercise of rights of subscription under the terms of any warrants issued by the Company; or

(v) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Bye-Laws of the Company;

shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution; and

(d) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable law to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the members of the Company in general meeting.

"Rights Issue" means an offer of Shares, or an offer of warrants, options or other securities giving rights to subscribe for Shares, open for a period fixed by the Directors to holders of Shares on the Register of Members of the Company on a fixed record date and, where appropriate, the holders of other equity securities of the Company entitled to be offered therein, in proportion to their then holdings of such Shares or other equity securities (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

7. As special business, to consider and if thought fit, pass the following resolution as an ordinary resolution:

"THAT:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all powers of the Company to repurchase its Shares, subject to and in accordance with all applicable laws and/or requirements of the Listing Rules be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be repurchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period should not exceed 10 per cent. of the aggregate nominal amount of Shares in issue at the date of the passing of this resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable law to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the members of the Company in general meeting."

8. As special business, to consider and if thought fit, pass, with or without amendments, the following resolution as an ordinary resolution:

"THAT, subject to the passing of the resolutions 6 and 7 above, the general mandate granted to the Directors to exercise the powers of the Company to allot, issue and deal with additional Shares pursuant to resolution 6 above be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of Shares repurchased by the Company under the authority granted pursuant to resolution 7 above, provided that such amount of Shares so repurchased shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution."

By Order of the Board
Vera Leung
Company Secretary

Hong Kong, 24 April 2007

As at the date hereof, the Board comprises:

Executive Directors
Mr. Kuok Khoon Ean (Chairman) and Ms. Kuok Hui Kwong

Non-executive Directors
Mr. Roberto V. Ongpin (Deputy Chairman), Tan Sri Dr. Khoo Kay Peng and Mr. Robert Ng Chee Siong

Independent Non-executive Directors
The Hon. Ronald J. Arculli, Mr. Peter Lee Ting Chang, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man

Notes:

(1) A member entitled to attend and vote at the above meeting is entitled to appoint a proxy or proxies to attend and vote in his or her stead and any such member who is a holder of two or more shares in the Company is entitled to appoint more than one proxy to attend and vote in his or her stead. A proxy need not be a member of the Company. In the event that a member appoints more than one proxy, on a show of hands, all such proxies shall collectively have one vote unless otherwise provided for in the Bye-Laws of the Company.

(2) The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

(3) Where there are joint registered holders of any share, any one of such persons may vote at the above meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member in whose name any share stands will for this purpose be deemed joint holders thereof.

(4) To be valid, the form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof must be lodged at Morning Post Centre, 22 Dai Fat Street, Tai Po Industrial Estate, New Territories, Hong Kong as soon as possible and, in any event, not less than 48 hours before the time appointed for the holding of the above meeting. Completion and deposit of the form of proxy will not preclude a member from attending and voting in person at the above meeting if the member so wishes.

(5) The register of members of the Company will be closed from Monday, 21 May 2007 to Friday, 25 May 2007, both dates inclusive, during which period no transfer of shares will be effected. All transfers accompanied by the relevant share certificates must be lodged with the Company's Hong Kong Branch Share Registrars, Computershare Hong Kong Investor Services Limited of Room no. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:30 p.m. on Friday, 18 May 2007 so as to qualify for the proposed final dividend and attending the above meeting.

(6) Members of the Company are advised to read the circular to shareholders dated 24 April 2007 which contains information concerning the resolutions to be proposed in this notice.

* For identification purpose only



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Investor Relations
Perry Wu (852) 2565 2380

Corporate Communications
Irene Ho (852) 2565 2415

Company Secretary
Vera Leung (852) 2680 6805

END